Key metrics
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Credit Suisse (CHF million, except where indicated)
Net income/(loss) attributable to shareholders	1,025	(700)	454	–	126	1,184	2,802	(58)
of which from continuing operations	919	(691)	304	–	202	1,072	2,655	(60)
Basic earnings/(loss) per share from continuing operations (CHF)	0.55	(0.45)	0.17	–	224	0.61	1.48	(59)
Diluted earnings/(loss) per share from continuing operations (CHF)	0.55	(0.45)	0.17	–	224	0.61	1.47	(59)
Return on equity attributable to shareholders (%)	9.7	(6.7)	4.3	–	–	3.7	9.3	–
Effective tax rate (%)	27.4	(88.7)	40.4	–	–	44.5	30.2	–
Core Results (CHF million, except where indicated)
Net revenues	6,537	6,433	5,449	2	20	19,439	19,297	1
Provision for credit losses	59	18	41	228	44	111	114	(3)
Total operating expenses	5,177	6,785	4,720	(24)	10	16,997	15,150	12
Income/(loss) from continuing operations before taxes	1,301	(370)	688	–	89	2,331	4,033	(42)
Cost/income ratio (%)	79.2	105.5	86.6	–	–	87.4	78.5	–
Pre-tax income margin (%)	19.9	(5.8)	12.6	–	–	12.0	20.9	–
Strategic results (CHF million, except where indicated)
Net revenues	6,287	6,309	5,693	0	10	19,126	19,451	(2)
Income from continuing operations before taxes	1,622	1,775	1,416	(9)	15	5,341	5,712	(6)
Cost/income ratio (%)	73.4	71.5	74.8	–	–	71.6	70.3	–
Return on equity – strategic results (%)	11.0	13.0	10.0	–	–	12.7	14.4	–
Non-strategic results (CHF million)
Net revenues	250	124	(244)	102	–	313	(154)	–
Loss from continuing operations before taxes	(321)	(2,145)	(728)	(85)	(56)	(3,010)	(1,679)	79
Assets under management and net new assets (CHF billion)
Assets under management from continuing operations	1,366.1	1,319.6	1,239.3	3.5	10.2	1,366.1	1,239.3	10.2
Net new assets from continuing operations	7.8	10.7	8.8	(27.1)	(11.4)	33.2	31.9	4.1
Balance sheet statistics (CHF million)
Total assets	954,362	891,580	895,169	7	7	954,362	895,169	7
Net loans	265,243	254,532	245,232	4	8	265,243	245,232	8
Total shareholders' equity	43,864	40,944	42,162	7	4	43,864	42,162	4
Tangible shareholders' equity	35,178	32,716	33,838	8	4	35,178	33,838	4
Basel III regulatory capital and leverage statistics
Risk-weighted assets (CHF million)	292,879	285,421	269,263	3	9	292,879	269,263	9
CET1 ratio (%)	14.3	13.8	16.3	–	–	14.3	16.3	–
Look-through CET1 ratio (%)	9.8	9.5	10.2	–	–	9.8	10.2	–
Swiss leverage ratio (%)	4.9	4.8	4.5	–	–	4.9	4.5	–
Look-through Swiss leverage ratio (%)	3.8	3.7	–	–	–	3.8	–	–
Share information
Shares outstanding (million)	1,600.8	1,600.0	1,592.4	0	1	1,600.8	1,592.4	1
of which common shares issued	1,607.2	1,607.2	1,595.4	0	1	1,607.2	1,595.4	1
of which treasury shares	(6.4)	(7.2)	(3.0)	(11)	113	(6.4)	(3.0)	113
Book value per share (CHF)	27.40	25.59	26.48	7	3	27.40	26.48	3
Tangible book value per share (CHF)	21.98	20.45	21.25	7	3	21.98	21.25	3
Market capitalization (CHF million)	42,542	40,758	44,066	4	(3)	42,542	44,066	(3)
Number of employees (full-time equivalents)
Number of employees	45,500	45,100	46,400	1	(2)	45,500	46,400	(2)
See relevant tables for additional information on these metrics.

Urs Rohner, Chairman of the Board of Directors (left) and Brady W. Dougan, Chief Executive Officer.

Dear shareholders
We delivered a good performance for the third quarter of 2014, with our results demonstrating progress in the execution of our strategy and continued strong momentum with our clients.
We reported net income attributable to shareholders of CHF 1,025 million for the third quarter and a return on equity of 10%. Net income attributable to shareholders for the first nine months of this year was CHF 1,184 million.
In 2013, we introduced the concept of “strategic results” to reflect management responsibilities following the set-up of non-strategic units. This reporting structure also serves to give you a more accurate picture of the performance of our key businesses, excluding the impact of businesses we have chosen to exit and other non-strategic positions and items. The results of these non-strategic units are disclosed each quarter as our “non-strategic results”. We think it is helpful for our investors to know how our business performs when excluding the drag from the non-strategic units.
Looking at our strategic results, net income attributable to shareholders was CHF 1,115 million for the third quarter and CHF 3,807 million for the first nine months of this year. Our strategic return on equity for the quarter was 11% and 13% for the first nine months of this year, compared to our through-the-cycle Group target of 15%.

Progress in our two divisions
In Private Banking & Wealth Management our profitability benefitted from ongoing cost discipline, although margins remain subdued and revenues continue to be impacted by the low interest-rate environment. Our strategic businesses in Private Banking & Wealth Management generated pre-tax income of CHF 872 million and a continued high return on regulatory capital of 27% in the quarter. Our cost efficiency measures helped us to sustain our net margin in Wealth Management Clients at 27 basis points for the first nine months of this year. The cost/income ratio for our strategic businesses was 69% for both the third quarter and the first nine months of 2014.

Our strategic businesses generated net new assets of CHF 8.8 billion in the quarter, driven by strong growth in emerging markets, particularly in Asia Pacific. These strong asset inflows were partly offset by CHF 0.7 billion of outflows from our Western European cross-border business due to the importance we have placed on the regularization of our asset base. Our robust results in Asia Pacific were driven by the successful expansion of our franchise, with increased footprints in Greater China and Singapore. Additionally, we continue to focus on leveraging our strong position in our Swiss home market. In the first nine months of this year, we saw sustained growth in our ultra-high-net-worth individual lending initiative, with good momentum across both emerging and mature markets, recording CHF 3.9 billion in net new lending, compared to CHF 1.0 billion in the first nine months of 2013. We also increased collaboration revenues across both divisions, which we view as a competitive advantage, particularly with ultra-high-net-worth individual clients – one of our key growth segments.
In Investment Banking, the results for our strategic businesses reflect substantially increased profitability, improved returns and robust client activity across many businesses. For the third quarter, we generated pre-tax income of CHF 995 million in our strategic businesses – up 43% from last year’s third quarter – and a return on regulatory capital of 17%. Our strong results in fixed income trading, especially in emerging markets and securitized products, and in equity underwriting, were driven by significant client transactions. Equities delivered a stable result, as robust derivatives revenues were offset by muted trading volumes in cash equities.
We continued to work towards increasing the capital and cost efficiency of our strategic businesses in Investment Banking, reporting a return on regulatory capital of 19% and a cost/income ratio of 69% for the first nine months of this year.

Progress in executing strategy to support cash returns to shareholders
During the third quarter, we made further progress in winding down positions in our non-strategic units. We completed the sale of our domestic private banking business booked in Germany, and, in our Investment Banking non-strategic unit, we reduced risk-weighted assets by USD 2 billion and leverage exposure by USD 11 billion.
Our Look-through Swiss leverage ratio improved to 3.8% during the quarter, within reach of the 4.1% Swiss requirement for 2019, effective in 2015. We are targeting to reach approximately 4.5% by the end of 2015. We are executing the capital measures we announced in May, which are expected to fully mitigate the impact of the US cross-border settlement on our capital position. As of the end of the third quarter of 2014, our Look-through CET1 ratio stood at 9.8%, compared to 9.5% as of the end of the second quarter. We remain on track to improve our Look-through CET1 ratio to above 10% by the end of this year. This includes the continued accrual of cash dividends for 2014. We remain committed to our intention of returning approximately half our earnings to shareholders through annual distributions, once we reach a Look-through CET1 ratio of 10% and as we continue to accrete capital toward our 11% long-term target.

We would like to thank you, our shareholders and clients, for the trust you have placed in Credit Suisse.

Sincerely

Urs Rohner                        Brady W. Dougan

October 2014

As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. The related disclosures are in accordance with the current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of Credit Suisse’s assumptions or estimates could result in different numbers from those shown herein.

Unless otherwise noted, leverage ratio, leverage exposure and total capital amounts included herein are based on the current FINMA framework. The Swiss leverage ratio is calculated as Swiss total eligible capital, divided by a three-month average leverage exposure, which consists of balance sheet assets, off-balance sheet exposures, which consist of guarantees and commitments, and regulatory adjustments, which include cash collateral netting reversals and derivative add-ons.

Return on equity for strategic results is calculated by dividing annualized strategic net income by average strategic shareholders’ equity (derived by deducting 10% of non-strategic risk-weighted assets from reported shareholders’ equity). Return on regulatory capital is calculated using income after tax and capital allocated based on the average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

All expense reduction metrics against 6M11 annualized total expenses are measured at constant foreign exchange rates and exclude realignment and other significant expense items and variable compensation expenses. For further information regarding these measures, see the 3Q14 Results Presentation Slides.

Strategic net new assets are determined based on the assumption that assets managed across businesses relate to strategic businesses only.

Refer to “Results overview” in II – Operating and financial review – Core Results in our Annual Report 2013 for further information on Core Results.

Financial Report 3Q14

Financial Report 3Q14
Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Core Results
Private Banking & Wealth Management
Investment Banking
Corporate Center
Assets under management
Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

Abbreviations are explained in the List of abbreviations in the back of this report.

Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.

In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients, to ultra-high-net-worth and high-net worth individuals worldwide, as well as affluent and retail clients in Switzerland. Founded in 1856, today we have a global reach with operations in over 50 countries and 45,500 employees from over 150 different nations. Our broad footprint helps us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through our two divisions, which cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.

Private Banking & Wealth Management
Private Banking & Wealth Management offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. The Private Banking & Wealth Management division comprises the Wealth Management Clients, Corporate & Institutional Clients and Asset Management businesses. Our Wealth Management Clients business serves ultra-high-net-worth and high-net-worth individuals around the globe, as well as affluent and retail clients in Switzerland. Our Corporate & Institutional Clients business serves the needs of corporations and institutional clients, mainly in Switzerland. Asset Management offers a wide range of investment products and solutions across diverse asset classes and investment styles, serving governments, institutions, corporations and individuals worldwide.

Investment Banking
Investment Banking provides a broad range of financial products and services, including global securities sales, trading and execution, prime brokerage and capital raising services, corporate advisory and comprehensive investment research, with a focus on businesses that are client driven, flow-based and capital-efficient. Clients include corporations, governments, institutional investors, including pension funds and hedge funds, and private individuals around the world. Credit Suisse delivers its investment banking capabilities via regional and local teams based in major global financial centers. Strongly anchored in Credit Suisse’s integrated model, Investment Banking works closely with Private Banking & Wealth Management to provide clients with customized financial solutions.

Credit Suisse results
Operating environment
Credit Suisse
Core Results
Private Banking & Wealth Management
Investment Banking
Corporate Center
Assets under management

Operating environment
Solid economic data reported in the US stood in contrast with softer data in the eurozone and China. Most major equity markets ended the quarter almost unchanged, and volatility increased towards the end of 3Q14. Long-dated government benchmark bond yields continued to decrease. The US dollar strengthened against all major currencies in 3Q14.

Economic environment
US economic data remained generally favorable in 3Q14. Certain economic indicators rose to multiyear highs, although housing market data continued to be relatively sluggish. Despite the unemployment rate remaining close to its lowest levels since 3Q08, there were few signs of rising wages. The inflation rate continued to stay below the US Federal Reserve's (Fed) target. In contrast, economic activity in the eurozone weakened, and inflation remained significantly below the European Central Bank's (ECB) target. After a slight rebound during 2Q14, Chinese economic data began to show renewed signs of softening. The People’s Bank of China reacted with liquidity measures for the largest banks. Economic activity in other large emerging economies such as Russia and Brazil remained muted.
The different economic performance in the US and the eurozone was reflected in the contrasting decisions of their respective central banks. At its September meeting, the Fed announced a further reduction of its monthly asset purchases and presented principles for eventual policy normalization. The ECB, on the contrary, cut interest rates again in September and announced a program for purchases of private sector assets.
Most major equity markets ended the quarter almost unchanged. Geopolitical tensions, weak macro momentum in Europe and general uncertainty around major central bank actions contributed to the lackluster performance. Japanese equities continued their positive trend, and the falling yen helped to shrug off mixed economic data. Japan, Switzerland and the US outperformed the market and, within emerging markets, Eastern Europe underperformed. Technology and healthcare were the strongest sectors, while energy and materials were the weakest. Equity markets’ volatility, as measured by the Chicago Board Options Exchange Market Volatility Index (VIX), ended the quarter higher. Risk appetite, as measured by the Credit Suisse equity risk appetite index, decreased slightly over the quarter. The Credit Suisse Hedge Fund Index increased 0.6% in 3Q14.

Long-dated government bond yields continued to decline in 3Q14 alongside lower inflationary pressure. Euro bonds benefited particularly, with deflationary concerns supporting more easing measures by the ECB (refer to the charts “Yield curves”). In this context, eurozone peripheral bonds (with the exception of Greece) recorded a strong performance. The decrease in short-dated government bond yields was less significant, and they even increased slightly in US dollars, reflecting market expectations that the Fed may normalize its policy next year. Investment grade and high yield credit spreads in developed markets widened with the move being more significant in US dollars due to the potential withdrawal of monetary stimulus in the US (refer to the chart “Credit spreads”). In emerging markets, wider spreads also reflected ongoing geopolitical concerns.
The US dollar strengthened against all major currencies in 3Q14. The divergence of monetary policy between the Fed and the ECB was a key driver. The euro depreciated against the British pound as monetary policy by the ECB became more expansionary, and markets were expecting the Bank of England to raise rates in 2015. The Swiss franc remained slightly above the minimum exchange rate of CHF 1.20 per euro previously declared by the Swiss National Bank (SNB), but it weakened against the US dollar.
During 3Q14, commodity markets fully reversed gains achieved in the first half, with benchmark indices in negative territory year-to-date. All segments shifted lower with slumping energy markets and renewed weakness in agriculture, which showed the worst performance. A combination of more shallow demand conditions and improved supplies, despite ongoing geopolitical turmoil, triggered a significant correction in oil markets. Recent US dollar strength and rising short-term US Treasury yields, albeit from low levels, had a negative price impact on precious metals, including gold.

Market volumes (growth in %)
	Global		Europe
end of 3Q14	QoQ	YoY	QoQ	YoY
Equity trading volume [1]	(10)	12	(12)	17
Announced mergers and acquisitions [2]	(14)	20	(35)	8
Completed mergers and acquisitions [2]	9	4	(11)	(29)
Equity underwriting [2]	(27)	38	(49)	183
Debt underwriting [2]	(28)	(4)	(49)	(6)
Syndicated lending – investment grade [2]	(20)	24	–	–
1 London Stock Exchange, Borsa Italiana, Deutsche Börse and BME. Global also includes New York Stock Exchange and NASDAQ.
2 Dealogic.

Sector environment
Banks outperformed the market in 3Q14 by 1.5%. In particular, European banks showed good performance, ending the quarter higher by 3.6% (refer to the charts “Equity Markets”).
In private banking, the low interest rate environment continued to adversely impact earnings. Clients maintained a cautious investment stance, with cash deposits remaining high despite ongoing low or falling interest rates. Overall, the wealth management sector continued to adapt to further industry-specific regulatory changes.
For investment banking, global equity trading volumes decreased compared to 2Q14 but increased compared to 3Q13. Global announced mergers and acquisitions (M&A) volumes decreased compared to 2Q14 but increased compared to 3Q13. Global completed M&A volumes increased compared to 2Q14 and 3Q13. Global equity underwriting volumes were significantly lower compared to 2Q14 but increased compared to 3Q13, also driven by stronger underwriting activity in Europe. Global debt underwriting volumes were significantly lower compared to 2Q14 and decreased compared to 3Q13. US fixed income volumes were higher compared to 2Q14. Compared to 3Q13, US fixed income volumes decreased significantly, driven particularly by lower treasury and corporate volumes.

Credit Suisse
In 3Q14, we recorded net income attributable to shareholders of CHF 1,025 million. Diluted earnings per share from continuing operations were CHF 0.55 and return on equity attributable to shareholders was 9.7%.
As of the end of 3Q14, our Basel III CET1 ratio was 14.3% and 9.8% on a look-through basis. Our risk-weighted assets increased 3% compared to 2Q14 to CHF 292.9 billion.

Results
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Statements of operations (CHF million)
Net revenues	6,578	6,463	5,676	2	16	19,870	19,717	1
Provision for credit losses	59	18	41	228	44	111	114	(3)
Compensation and benefits	2,747	2,973	2,532	(8)	8	8,713	8,449	3
General and administrative expenses	2,041	3,441	1,771	(41)	15	7,172	5,376	33
Commission expenses	393	377	422	4	(7)	1,139	1,349	(16)
Total other operating expenses	2,434	3,818	2,193	(36)	11	8,311	6,725	24
Total operating expenses	5,181	6,791	4,725	(24)	10	17,024	15,174	12
Income/(loss) from continuing operations before taxes	1,338	(346)	910	–	47	2,735	4,429	(38)
Income tax expense	366	307	368	19	(1)	1,216	1,339	(9)
Income/(loss) from continuing operations	972	(653)	542	–	79	1,519	3,090	(51)
Income/(loss) from discontinued operations	106	(9)	150	–	(29)	112	147	(24)
Net income/(loss)	1,078	(662)	692	–	56	1,631	3,237	(50)
Net income attributable to noncontrolling interests	53	38	238	39	(78)	447	435	3
Net income/(loss) attributable to shareholders	1,025	(700)	454	–	126	1,184	2,802	(58)
of which from continuing operations	919	(691)	304	–	202	1,072	2,655	(60)
of which from discontinued operations	106	(9)	150	–	(29)	112	147	(24)
Earnings per share (CHF)
Basic earnings/(loss) per share from continuing operations	0.55	(0.45)	0.17	–	224	0.61	1.48	(59)
Basic earnings/(loss) per share	0.61	(0.46)	0.26	–	135	0.68	1.57	(57)
Diluted earnings/(loss) per share from continuing operations	0.55	(0.45)	0.17	–	224	0.61	1.47	(59)
Diluted earnings/(loss) per share	0.61	(0.46)	0.26	–	135	0.68	1.55	(56)
Return on equity (%, annualized)
Return on equity attributable to shareholders	9.7	(6.7)	4.3	–	–	3.7	9.3	–
Return on tangible equity attributable to shareholders [1]	12.2	(8.3)	5.4	–	–	4.6	11.9	–
Number of employees (full-time equivalents)
Number of employees	45,500	45,100	46,400	1	(2)	45,500	46,400	(2)
1
Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results
	Core Results			Noncontrolling interests without SEI			Credit Suisse
in	3Q14	2Q14	3Q13	3Q14	2Q14	3Q13	3Q14	2Q14	3Q13
Statements of operations (CHF million)
Net revenues	6,537	6,433	5,449	41	30	227	6,578	6,463	5,676
Provision for credit losses	59	18	41	0	0	0	59	18	41
Compensation and benefits	2,746	2,969	2,529	1	4	3	2,747	2,973	2,532
General and administrative expenses	2,038	3,439	1,769	3	2	2	2,041	3,441	1,771
Commission expenses	393	377	422	0	0	0	393	377	422
Total other operating expenses	2,431	3,816	2,191	3	2	2	2,434	3,818	2,193
Total operating expenses	5,177	6,785	4,720	4	6	5	5,181	6,791	4,725
Income/(loss) from continuing operations before taxes	1,301	(370)	688	37	24	222	1,338	(346)	910
Income tax expense	366	307	368	0	0	0	366	307	368
Income/(loss) from continuing operations	935	(677)	320	37	24	222	972	(653)	542
Income/(loss) from discontinued operations	106	(9)	150	0	0	0	106	(9)	150
Net income/(loss)	1,041	(686)	470	37	24	222	1,078	(662)	692
Net income attributable to noncontrolling interests	16	14	16	37	24	222	53	38	238
Net income/(loss) attributable to shareholders	1,025	(700)	454	–	–	–	1,025	(700)	454
of which from continuing operations	919	(691)	304	–	–	–	919	(691)	304
of which from discontinued operations	106	(9)	150	–	–	–	106	(9)	150
Statement of operations metrics (%)
Cost/income ratio	79.2	105.5	86.6	–	–	–	78.8	105.1	83.2
Pre-tax income margin	19.9	(5.8)	12.6	–	–	–	20.3	(5.4)	16.0
Effective tax rate	28.1	(83.0)	53.5	–	–	–	27.4	(88.7)	40.4
Net income margin [1]	15.7	(10.9)	8.3	–	–	–	15.6	(10.8)	8.0
1 Based on amounts attributable to shareholders.

Information and developments
Format of presentation
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.
As of January 1, 2013, the Basel Committee on Banking Supervision (BCBS) Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report.
References to Swiss leverage exposure refer to the aggregate of balance sheet assets, off-balance sheet exposures, consisting of guarantees and commitments, and regulatory adjustments, including cash collateral netting reversals and derivative add-ons.
> Refer to “Swiss leverage ratio” in II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Swiss capital metrics for further information.

Discontinued operations
The Private Banking & Wealth Management division completed the sale of our domestic private banking business booked in Germany to ABN AMRO in 3Q14. This transaction qualifies for discontinued operations treatment under US generally accepted accounting principles (US GAAP), and revenues and expenses of this business and the relevant gains on disposal are classified as discontinued operations in the Group’s consolidated statements of operations. In the Private Banking & Wealth Management segment, the gains and expenses related to the business disposals are included in the segment’s non-strategic results. The reclassification of the revenues and expenses from the segment results to discontinued operations for reporting at the Group level is effected through the Corporate Center.

Management changes
Effective October 17, 2014, Eric Varvel was appointed as Chairman Asia Pacific and Middle East and stepped down from the Executive Board and his position as joint head of the Investment Banking division. Jim Amine and Tim O’Hara were appointed to the Executive Board to jointly lead the Investment Banking division with Gaël de Boissard. Jim Amine will continue to have responsibility for the investment banking department, while Tim O’Hara will continue to head the equities business and his role as President and Chief Executive Officer (CEO) of Credit Suisse Securities USA remains unchanged. Gaël de Boissard will continue to head the fixed income business and his role as CEO of Europe, Middle East and Africa remains unchanged.
Effective October 17, 2014,  Helman Sitohang will assume the role of CEO of Asia Pacific reporting directly to the Group CEO and will continue to retain his role as head of Investment Banking for Asia Pacific.

Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 27 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.

Models were used to value financial instruments for which no prices are available and which have little or no observable inputs (level 3). Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products. Consideration of these indices is more significant in periods of lower market activity.
As of the end of 3Q14, 46% and 30% of our total assets and total liabilities, respectively, were measured at fair value.
While the majority of our level 3 assets are recorded in Investment Banking, some are recorded in Private Banking & Wealth Management’s Asset Management business, specifically certain private equity investments. Total assets at fair value recorded as level 3 increased by CHF 3.7 billion during 3Q14, primarily reflecting the foreign exchange translation impact and net purchases, primarily in trading assets and loans held-for-sale.
Our level 3 assets, excluding assets attributable to noncontrolling interests and assets of consolidated variable interest entities (VIEs) that are not risk-weighted assets under the Basel framework, were CHF 33.8 billion, compared to CHF 30.2 billion as of the end of 2Q14. As of the end of 3Q14, these assets comprised 4% of total assets and 8% of total assets measured at fair value, both adjusted on the same basis, compared to 3% and 8%, respectively, as of the end of 2Q14.

We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition, however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.
On August 5, 2014, the Fed and the Federal Deposit Insurance Corporation (FDIC) announced the completion of their review of our 2013 resolution plan and the 2013 plans of the 10 other “first wave” filers. The Fed and FDIC released a joint statement indicating that the Fed and FDIC had identified shortcomings in the plans and that the Fed and FDIC expect “first wave” filers, including us, to demonstrate that they are making significant progress to address those shortcomings in their 2015 resolutions plans, due July 1, 2015. We are reviewing the specific comments the Fed and FDIC have provided on our 2013 plan, and we intend to work with the Fed and FDIC to identify appropriate actions to address them.
On September 3, 2014, US banking regulators re-proposed margin rules for non-cleared swaps and security-based swaps entered into by swap dealers, security-based swap dealers, major swap participants and major security-based swap participants that are banks. On September 18, 2014, the US Commodity Futures Trading Commission (CFTC) likewise re-proposed margin rules for non-cleared swaps entered into by swap dealers and major swap participants that are not banks. Under the re-proposals, Credit Suisse International (CSI) and Credit Suisse Securities Europe Limited (CSSEL), which have registered with the CFTC as swap dealers, would be required to collect and post initial and variation margin for non-cleared swaps and security-based swaps with US counterparties and prohibited from re-using initial margin. These margin requirements would be significantly higher than current market practice, which could adversely affect CSI’s and CSSEL’s derivatives sales and trading businesses by increasing the cost of and reducing demand for non-cleared swaps and security-based swaps. While the two re-proposals are intended to align with a framework recently established by the BCBS and the International Organization of Securities Commissions and a recent proposal by European supervisory agencies, differences in the scope of products and entities covered by the various proposals could impair the ability of CSI and CSSEL to engage effectively in cross-border derivatives activities. The re-proposals also would apply margin requirements to many inter-affiliate transactions, which could prevent CSI and CSSEL from engaging in certain risk management activities. The two re-proposals would follow a phased implementation schedule, with (i) variation margin requirements coming into effect on December 1, 2015, and (ii) initial margin requirements phasing in annually for different counterparties from December 1, 2015 until December 1, 2019, depending on the transactional volume of the counterparty and its affiliates during the preceding June, July and August.
On September 16, 2014, the US District Court for the District of Columbia ruled against a lawsuit brought by several US financial trade associations challenging July 2013 guidance by the CFTC regarding the cross-border application of its rules to swap dealers, such as CSI and CSSEL. Under the court’s ruling, the CFTC’s rules and guidance remain in effect, but the court directed the CFTC to conduct a cost-benefit analysis of some of the rules covered by the guidance. The court indicated that it did not expect this cost-benefit analysis to alter how the CFTC applies its rules. Therefore, unless the trade associations appeal the decision, significant changes to the CFTC’s cross-border framework are not anticipated to result from the lawsuit. Nevertheless, the CFTC has received and is considering industry comments on certain aspects of the cross-border guidance that was the subject of the lawsuit and may yet modify the guidance. We continue to monitor these developments and prepare contingency plans to comply with the final guidance once effective.
On September 22, 2014, the Swiss Federal Council launched a consultation process on its draft Corporate Tax Reform III, consisting largely of three elements: (i) the introduction of new measures to tax mobile income in line with international standards, (ii) a proposed general reduction of cantonal income tax rates, which would also require approval at the cantonal level, and (iii) specific adjustments to enhance the corporate income tax system. The consultation process is scheduled to run until January 31, 2015.
On October 21 and 22, 2014, US federal regulators adopted a joint final rule requiring sponsors of asset-backed securitization transactions to retain 5% of the credit risk of the assets subject of the securitization. The final rule will take effect (i) for residential mortgage-backed securities transactions (RMBS), one year after its publication in the Federal Register, and (ii) for other securitization transactions, two years after its publication in the Federal Register. The specific impact of the final rule on different asset-backed securities (ABS) markets is uncertain and will vary, and certain ABS markets may result in fewer issuances or reduced liquidity, or both, and there may in certain markets be an impact on the assets acquired by securitizations.
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2013 for further information
> Refer to “Regulatory developments and proposals” in II – Treasury, risk, balance sheet and off-balance sheet – Capital management and “Liquidity and funding management” in II – Treasury, risk, balance sheet and off-balance sheet for further information.

Core Results
In 3Q14, we recorded net income attributable to shareholders of CHF 1,025 million. Net revenues were CHF 6,537 million and total operating expenses were CHF 5,177 million.
In our strategic businesses, we reported income from continuing operations before taxes of CHF 1,622 million and in our non-strategic businesses we reported a loss from continuing operations before taxes of CHF 321 million in 3Q14.

Core Results
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Statements of operations (CHF million)
Net interest income	2,149	2,590	1,919	(17)	12	6,922	6,358	9
Commissions and fees	3,256	3,311	3,021	(2)	8	9,843	9,819	0
Trading revenues	894	186	273	381	227	1,710	2,463	(31)
Other revenues	238	346	236	(31)	1	964	657	47
Net revenues	6,537	6,433	5,449	2	20	19,439	19,297	1
of which strategic results	6,287	6,309	5,693	0	10	19,126	19,451	(2)
of which non-strategic results	250	124	(244)	102	–	313	(154)	–
Provision for credit losses	59	18	41	228	44	111	114	(3)
Compensation and benefits	2,746	2,969	2,529	(8)	9	8,692	8,433	3
General and administrative expenses	2,038	3,439	1,769	(41)	15	7,166	5,368	33
Commission expenses	393	377	422	4	(7)	1,139	1,349	(16)
Total other operating expenses	2,431	3,816	2,191	(36)	11	8,305	6,717	24
Total operating expenses	5,177	6,785	4,720	(24)	10	16,997	15,150	12
of which strategic results	4,612	4,509	4,257	2	8	13,689	13,680	0
of which non-strategic results	565	2,276	463	(75)	22	3,308	1,470	125
Income/(loss) from continuing operations before taxes	1,301	(370)	688	–	89	2,331	4,033	(42)
of which strategic results	1,622	1,775	1,416	(9)	15	5,341	5,712	(6)
of which non-strategic results	(321)	(2,145)	(728)	(85)	(56)	(3,010)	(1,679)	79
Income tax expense	366	307	368	19	(1)	1,216	1,339	(9)
Income/(loss) from continuing operations	935	(677)	320	–	192	1,115	2,694	(59)
Income/(loss) from discontinued operations	106	(9)	150	–	(29)	112	147	(24)
Net income/(loss)	1,041	(686)	470	–	121	1,227	2,841	(57)
Net income attributable to noncontrolling interests	16	14	16	14	0	43	39	10
Net income/(loss) attributable to shareholders	1,025	(700)	454	–	126	1,184	2,802	(58)
of which strategic results	1,115	1,288	987	(13)	13	3,807	4,013	(5)
of which non-strategic results	(90)	(1,988)	(533)	(95)	(83)	(2,623)	(1,211)	117
Statement of operations metrics (%)
Return on regulatory capital [1]	12.8	–	6.8	–	–	7.8	13.4	–
Cost/income ratio	79.2	105.5	86.6	–	–	87.4	78.5	–
Pre-tax income margin	19.9	(5.8)	12.6	–	–	12.0	20.9	–
Effective tax rate	28.1	(83.0)	53.5	–	–	52.2	33.2	–
Net income margin [2]	15.7	(10.9)	8.3	–	–	6.1	14.5	–
Return on equity (%, annualized)
Return on equity – strategic results	11.0	13.0	10.0	–	–	12.7	14.4	–
Number of employees (full-time equivalents)
Number of employees	45,500	45,100	46,400	1	(2)	45,500	46,400	(2)
1
Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 3Q14, 2Q14, 3Q13, 9M14 and 28% in 9M13 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

2 Based on amounts attributable to shareholders.

Strategic and non-strategic results
	Strategic results			Non-strategic results			Core Results
in / end of	3Q14	2Q14	3Q13	3Q14	2Q14	3Q13	3Q14	2Q14	3Q13
Statements of operations (CHF million)
Net revenues	6,287	6,309	5,693	250	124	(244)	6,537	6,433	5,449
Provision for credit losses	53	25	20	6	(7)	21	59	18	41
Compensation and benefits	2,635	2,719	2,362	111	250	167	2,746	2,969	2,529
Total other operating expenses	1,977	1,790	1,895	454	2,026	296	2,431	3,816	2,191
Total operating expenses	4,612	4,509	4,257	565	2,276	463	5,177	6,785	4,720
Income/(loss) from continuing operations before taxes	1,622	1,775	1,416	(321)	(2,145)	(728)	1,301	(370)	688
Income tax expense/(benefit)	491	473	413	(125)	(166)	(45)	366	307	368
Income/(loss) from continuing operations	1,131	1,302	1,003	(196)	(1,979)	(683)	935	(677)	320
Income/(loss) from discontinued operations	0	0	0	106	(9)	150	106	(9)	150
Net income/(loss)	1,131	1,302	1,003	(90)	(1,988)	(533)	1,041	(686)	470
Net income attributable to noncontrolling interests	16	14	16	0	0	0	16	14	16
Net income/(loss) attributable to shareholders	1,115	1,288	987	(90)	(1,988)	(533)	1,025	(700)	454
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III [1]	268,668	259,612	236,044	17,652	19,557	25,012	286,320	279,169	261,056
Total assets	916,536	849,471	838,441	36,539	40,808	52,628	953,075	890,279	891,069
Swiss leverage exposure	1,162,670	1,071,309	1,076,023	76,834	84,725	107,525	1,239,504	1,156,034	1,183,548
1 Represents risk-weighted assets on a fully phased-in "look-through" basis.

Results overview
Core Results net revenues of CHF 6,537 million increased 20% compared to 3Q13.
In our strategic businesses, net revenues of CHF 6,287 million increased 10% compared to 3Q13, primarily reflecting higher net revenues in Investment Banking and stable net revenues in Private Banking & Wealth Management. The increase in Investment Banking was primarily driven by significant client deals across products and regions, particularly in our fixed income business. Net revenues in Private Banking & Wealth Management were stable as higher transaction- and performance-based revenues and improved other revenues were offset by lower net interest income.
In our non-strategic businesses, we reported net revenues of CHF 250 million in 3Q14, which improved compared to negative net revenues of CHF 244 million in 3Q13. Increases in Corporate Center and Investment Banking were partially offset by a decrease in Private Banking & Wealth Management. Improved results in Corporate Center primarily reflected fair value gains from movements in own credit spreads of CHF 351 million in 3Q14 compared to a fair value loss of CHF 163 million in 3Q13. Improved results in Investment Banking reflected portfolio net valuation gains and improved funding costs from proactive management of both our legacy debt instruments and trading assets. The decrease in Private Banking & Wealth Management was due to the gains on the sales of our exchange-traded funds (ETF) and secondary private equity businesses recognized in 3Q13.
> Refer to “Private Banking & Wealth Management”, “Investment Banking” and “Corporate Center” for further information.

Provision for credit losses was CHF 59 million in 3Q14, with net provisions of CHF 36 million in Investment Banking and CHF 25 million in Private Banking & Wealth Management.
Total operating expenses of CHF 5,177 million were up 10% compared to 3Q13, primarily reflecting a 15% increase in general and administrative expenses and a 9% increase in compensation and benefits. In strategic businesses, total operating expenses of CHF 4,612 million increased 8% compared to 3Q13, mainly reflecting a 12% increase in compensation and benefits and an 8% increase in general and administrative expenses. In non-strategic businesses, total operating expenses of CHF 565 million increased 22% compared to 3Q13, primarily reflecting a 55% increase in general and administrative expenses, partially offset by a 34% decrease in compensation and benefits.
Income tax expense of CHF 366 million recorded in 3Q14 reflected the impact of the geographical mix of results. Overall, net deferred tax assets increased CHF 258 million to CHF 5,392 million mainly driven by foreign exchange movements as of the end of 3Q14 compared to 2Q14. Deferred tax assets on net operating losses increased CHF 232 million to CHF 990 million during 3Q14. The Core Results effective tax rate was 28.1% in 3Q14, compared to (83.0)% in 2Q14. The 2Q14 effective tax rate reflected that the majority of the litigation settlement charge was non-deductible.
> Refer to “Note 21 – Tax” in III – Condensed consolidated financial statements – unaudited for further information.

Strategic results
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Statements of operations (CHF million)
Net revenues	6,287	6,309	5,693	0	10	19,126	19,451	(2)
Provision for credit losses	53	25	20	112	165	96	59	63
Compensation and benefits	2,635	2,719	2,362	(3)	12	8,136	7,861	3
General and administrative expenses	1,599	1,428	1,486	12	8	4,454	4,521	(1)
Commission expenses	378	362	409	4	(8)	1,099	1,298	(15)
Total other operating expenses	1,977	1,790	1,895	10	4	5,553	5,819	(5)
Total operating expenses	4,612	4,509	4,257	2	8	13,689	13,680	0
Income from continuing operations before taxes	1,622	1,775	1,416	(9)	15	5,341	5,712	(6)
Income tax expense	491	473	413	4	19	1,491	1,660	(10)
Net income	1,131	1,302	1,003	(13)	13	3,850	4,052	(5)
Net income attributable to noncontrolling interests	16	14	16	14	0	43	39	10
Net income attributable to shareholders	1,115	1,288	987	(13)	13	3,807	4,013	(5)
Statement of operations metrics (%)
Return on regulatory capital [1]	17.1	19.4	15.5	–	–	19.4	21.0	–
Cost/income ratio	73.4	71.5	74.8	–	–	71.6	70.3	–
Pre-tax income margin	25.8	28.1	24.9	–	–	27.9	29.4	–
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III [2]	268,668	259,612	236,044	3	14	268,668	236,044	14
Total assets	916,536	849,471	838,441	8	9	916,536	838,441	9
Swiss leverage exposure	1,162,670	1,071,309	1,076,023	9	8	1,162,670	1,076,023	8
1
Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 3Q14, 2Q14, 3Q13, 9M14 and 28% in 9M13 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

2 Represents risk-weighted assets on a fully phased-in "look-through" basis.

Core Results reporting by region
	in			% change		in		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Net revenues (CHF million)
Switzerland	1,659	1,669	1,839	(1)	(10)	5,040	5,489	(8)
EMEA	1,440	1,540	1,303	(6)	11	4,453	4,955	(10)
Americas	2,340	2,458	2,129	(5)	10	7,422	7,110	4
Asia Pacific	989	721	597	37	66	2,557	2,356	9
Corporate Center	109	45	(419)	142	–	(33)	(613)	(95)
Net revenues	6,537	6,433	5,449	2	20	19,439	19,297	1
Income/(loss) from continuing operations before taxes (CHF million)
Switzerland	585	565	673	4	(13)	1,756	1,929	(9)
EMEA	181	228	38	(21)	376	520	815	(36)
Americas	363	(951)	468	–	(22)	260	1,710	(85)
Asia Pacific	330	161	68	105	385	765	645	19
Corporate Center	(158)	(373)	(559)	(58)	(72)	(970)	(1,066)	(9)
Income/(loss) from continuing operations before taxes	1,301	(370)	688	–	89	2,331	4,033	(42)
A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Wealth Management Clients and Corporate & Institutional Clients, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Asset Management, results are allocated based on the location of the investment advisors and sales teams. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled.

Non-strategic results
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Statements of operations (CHF million)
Net revenues	250	124	(244)	102	–	313	(154)	–
Provision for credit losses	6	(7)	21	–	(71)	15	55	(73)
Compensation and benefits	111	250	167	(56)	(34)	556	572	(3)
Total other operating expenses	454	2,026	296	(78)	53	2,752	898	206
Total operating expenses	565	2,276	463	(75)	22	3,308	1,470	125
Loss from continuing operations before taxes	(321)	(2,145)	(728)	(85)	(56)	(3,010)	(1,679)	79
Income tax benefit	(125)	(166)	(45)	(25)	178	(275)	(321)	(14)
Loss from continuing operations	(196)	(1,979)	(683)	(90)	(71)	(2,735)	(1,358)	101
Income/(loss) from discontinued operations	106	(9)	150	–	(29)	112	147	(24)
Loss attributable to shareholders	(90)	(1,988)	(533)	(95)	(83)	(2,623)	(1,211)	117
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III [1]	17,652	19,557	25,012	(10)	(29)	17,652	25,012	(29)
Total assets	36,539	40,808	52,628	(10)	(31)	36,539	52,628	(31)
Swiss leverage exposure	76,834	84,725	107,525	(9)	(29)	76,834	107,525	(29)
1 Represents risk-weighted assets on a fully phased-in "look-through" basis.

Cost savings and strategy implementation
We continued to adapt our client-focused, capital-efficient strategy to optimize our use of capital and improve our cost structure. We target cost savings of CHF 3.8 billion by the end of 2014 and more than CHF 4.5 billion by the end of 2015. These targets are measured against our annualized 6M11 expense run rate measured at constant foreign exchange rates and adjusted to exclude business realignment and other significant non-operating expenses and variable compensation expenses.
The majority of the expected future savings is expected to be realized from shared infrastructure and support services across the Group, mainly through the consolidation of fragmented and duplicate functions globally and the continued consolidation of IT applications and functions.
We have also targeted further savings within our two operating divisions. Within Private Banking & Wealth Management, we expect to deliver cost benefits from the creation of the integrated Private Banking & Wealth Management division, exiting a number of small non-strategic markets, repositioning select non-profitable onshore operations, rationalization of front office and support functions, including simplification of our operating platform, streamlining of the offshore affluent and Swiss client coverage model and from announced divestitures. Within Investment Banking, we expect to deliver cost benefits from the restructuring of our rates business, the initiatives already completed in 2012, from continuing to review and realize efficiencies across business lines and geographic regions and from continuing to refine our business mix and align resources with highest returning opportunities. We expect to incur approximately CHF 0.8 billion of costs associated with these measures during the remainder of 2014 and 2015.
We incurred CHF 93 million of business realignment costs and CHF 69 million of IT architecture simplification expenses associated with these measures in 3Q14.
> Refer to “Cost savings and strategy implementation” in II – Operating and financial review – Core Results – Information and developments in the Credit Suisse Annual Report 2013 for further information.

Key performance indicators
Our key performance indicators (KPIs) for the Group and for our Private Banking & Wealth Management and Investment Banking divisions reflect our strategic plan, the regulatory environment and the market cycle. Our stated KPIs are measured on the basis of reported results.
We believe the execution of our strategic initiatives including the run-off of non-strategic operations, will enable us achieve our targets over a three to five year period across market cycles.
> Refer to “Key performance indicators” in Private Banking & Wealth Management and Investment Banking results for further information on divisional KPIs.

Collaboration revenues
Collaboration revenues are calculated as the percentage of the Group’s net revenues represented by the aggregate collaboration revenues arising when more than one of the Group’s divisions participate in a transaction. Within the Private Banking & Wealth Management division, collaboration revenues include revenues arising from cross-selling and client referral activities between the Wealth Management Clients and Corporate & Institutional Clients businesses on the one hand and the Asset Management and the securities trading and sales businesses on the other hand.
> Refer to “Key performance indicators” in II – Operating and financial review – Core Results – Information and developments in the Credit Suisse Annual Report 2013 for further information on key performance indicators including collaboration revenues.

Key performance indicators
Our KPIs are targets to be achieved over a three to five year period across market cycles. As such, year to date results may be more meaningful than individual quarterly results. Our KPIs are assessed annually as part of our normal planning process and may be revised to reflect our strategic plan, the regulatory environment and market and industry trends.

in / end of	Target	3Q14	9M14	2013	2012
Growth (%)
Collaboration revenues	18 - 20% of net revenues	17.6	16.3	17.7	18.6
Efficiency and performance (%)
Total shareholder return (Credit Suisse) [1]	Superior return vs. peer group	4.4	(0.4)	26.0	4.8
Total shareholder return of peer group [1,2]	–	5.9	(2.0)	34.3	52.8
Return on equity attributable to shareholders (annualized)	Above 15%	9.7	3.7	5.7	3.9
Core Results cost/income ratio	Below 70%	79.2	87.4	85.4	91.1
Capital (%)
Look-through CET1 ratio [3]	11%	9.8	9.8	10.0	–
1
Source: Bloomberg. Total shareholder return is calculated as equal to the appreciation or depreciation of a particular share, plus any dividends, over a given period, expressed as a percentage of the share's value at the beginning of the period.

2
The peer group for this comparison comprises Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, Goldman Sachs, HSBC, JPMorgan Chase, Morgan Stanley, Nomura, Société Générale and UBS. The total shareholder return of this peer group is calculated as a simple, unweighted average of the return reported by Bloomberg for each of the members of the peer group.

3 Updated in 1Q14 from a previous target of a Look-through Swiss Core Capital ratio above 10%.

Personnel
Headcount at the end of 3Q14 was 45,500, up 400 from 2Q14 and down 900 from 3Q13. The increase in 3Q14 reflected seasonal graduate hiring and contractor employee conversion, partially offset by a decrease in headcount resulting from our cost efficiency initiatives. The decrease from 3Q13 primarily reflected a headcount decrease in Investment Banking due to our cost efficiency initiatives.

Number of employees by division
end of	3Q14	2Q14	3Q13
Number of employees by division (full-time equivalents)
Private Banking & Wealth Management	26,000	25,800	26,100
Investment Banking	19,200	19,000	20,000
Corporate Center	300	300	300
Number of employees	45,500	45,100	46,400

Overview of Core Results
	Private Banking & Wealth Management			Investment Banking			Corporate Center			Core Results			[1]	of which strategic results			of which non-strategic results
in / end of period	3Q14	2Q14	3Q13	3Q14	2Q14	3Q13	3Q14	2Q14	3Q13	3Q14	2Q14	3Q13		3Q14	2Q14	3Q13	3Q14	2Q14	3Q13
Statements of operations (CHF million)
Net revenues	3,125	3,046	3,316	3,303	3,342	2,552	109	45	(419)	6,537	6,433	5,449		6,287	6,309	5,693	250	124	(244)
Provision for credit losses	25	23	34	36	(5)	7	(2)	0	0	59	18	41		53	25	20	6	(7)	21
Compensation and benefits	1,194	1,235	1,285	1,450	1,499	1,129	102	235	115	2,746	2,969	2,529		2,635	2,719	2,362	111	250	167
General and administrative expenses	795	2,367	787	1,076	889	961	167	183	21	2,038	3,439	1,769		1,599	1,428	1,486	439	2,011	283
Commission expenses	168	170	192	225	207	226	0	0	4	393	377	422		378	362	409	15	15	13
Total other operating expenses	963	2,537	979	1,301	1,096	1,187	167	183	25	2,431	3,816	2,191		1,977	1,790	1,895	454	2,026	296
Total operating expenses	2,157	3,772	2,264	2,751	2,595	2,316	269	418	140	5,177	6,785	4,720		4,612	4,509	4,257	565	2,276	463
Income/(loss) from continuing operations before taxes	943	(749)	1,018	516	752	229	(158)	(373)	(559)	1,301	(370)	688		1,622	1,775	1,416	(321)	(2,145)	(728)
Income tax expense/(benefit)	–	–	–	–	–	–	–	–	–	366	307	368		491	473	413	(125)	(166)	(45)
Income/(loss) from continuing operations	–	–	–	–	–	–	–	–	–	935	(677)	320		1,131	1,302	1,003	(196)	(1,979)	(683)
Income/(loss) from discontinued operations	–	–	–	–	–	–	–	–	–	106	(9)	150		0	0	0	106	(9)	150
Net income/(loss)	–	–	–	–	–	–	–	–	–	1,041	(686)	470		1,131	1,302	1,003	(90)	(1,988)	(533)
Net income attributable to noncontrolling interests	–	–	–	–	–	–	–	–	–	16	14	16		16	14	16	0	0	0
Net income/(loss) attributable to shareholders	–	–	–	–	–	–	–	–	–	1,025	(700)	454		1,115	1,288	987	(90)	(1,988)	(533)
Statement of operations metrics (%)
Return on regulatory capital [2]	27.3	–	31.8	8.3	12.3	3.6	–	–	–	12.8	–	6.8		17.1	19.4	15.5	–	–	–
Cost/income ratio	69.0	123.8	68.3	83.3	77.6	90.8	–	–	–	79.2	105.5	86.6		73.4	71.5	74.8	–	–	–
Pre-tax income margin	30.2	(24.6)	30.7	15.6	22.5	9.0	–	–	–	19.9	(5.8)	12.6		25.8	28.1	24.9	–	–	–
Effective tax rate	–	–	–	–	–	–	–	–	–	28.1	(83.0)	53.5		30.3	26.6	29.2	–	–	–
Net income margin	–	–	–	–	–	–	–	–	–	15.7	(10.9)	8.3		17.7	20.4	17.3	–	–	–
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III [3]	106,726	103,537	93,698	163,356	160,199	151,374	16,238	15,433	15,984	286,320	279,169	261,056		268,668	259,612	236,044	17,652	19,557	25,012
Total assets	342,032	322,669	313,459	565,084	525,101	545,986	45,959	42,509	31,624	953,075	890,279	891,069		916,536	849,471	838,441	36,539	40,808	52,628
Swiss leverage exposure	376,515	356,738	345,889	817,936	756,621	801,173	45,053	42,675	36,486	1,239,504	1,156,034	1,183,548		1,162,670	1,071,309	1,076,023	76,834	84,725	107,525
Net loans	233,002	225,243	214,095	32,215	29,264	31,115	26	25	22	265,243	254,532	245,232		–	–	–	–	–	–
Goodwill	2,269	2,163	2,201	6,166	5,820	5,913	–	–	–	8,435	7,983	8,114		–	–	–	–	–	–
1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of noncontrolling interests without SEI.
2
Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 3Q14, 2Q14 and 3Q13 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

3 Represents risk-weighted assets on a fully phased-in "look-through" basis.
Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the amortization of share-based and other deferred compensation from prior-year awards, and a discretionary variable component.
The variable component reflects the performance-based variable compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and is subject to vesting and other conditions.
> Refer to “Compensation and benefits” in II – Operating and financial review – Core Results – Information and developments in the Credit Suisse Annual Report 2013 for further information.

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Private Banking & Wealth Management
In 3Q14, we reported income before taxes of CHF 943 million and net revenues of CHF 3,125 million.
In our strategic businesses, we reported income before taxes of CHF 872 million and net revenues of CHF 2,939 million. Compared to 3Q13, income before taxes increased 8%, mainly driven by lower operating expenses reflecting continued cost efficiency gains. Net revenues were stable compared to 3Q13 as higher transaction- and performance-based revenues and improved other revenues were offset by lower net interest income. Compared to 2Q14, income before taxes was stable reflecting stable net revenues and stable operating expenses.
In our non-strategic businesses, we reported income before taxes of CHF 71 million which included a CHF 109 million gain on the sale of our domestic private banking business booked in Germany.
In 3Q14, assets under management for the division were CHF 1,366.1 billion and we attracted net new assets of CHF 7.4 billion.

Divisional results
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Statements of operations (CHF million)
Net revenues	3,125	3,046	3,316	3	(6)	9,411	10,013	(6)
of which strategic results	2,939	2,932	2,934	0	0	8,902	9,174	(3)
of which non-strategic results	186	114	382	63	(51)	509	839	(39)
Provision for credit losses	25	23	34	9	(26)	81	108	(25)
Compensation and benefits	1,194	1,235	1,285	(3)	(7)	3,719	4,017	(7)
General and administrative expenses	795	2,367	787	(66)	1	3,898	2,471	58
Commission expenses	168	170	192	(1)	(13)	507	601	(16)
Total other operating expenses	963	2,537	979	(62)	(2)	4,405	3,072	43
Total operating expenses	2,157	3,772	2,264	(43)	(5)	8,124	7,089	15
of which strategic results	2,041	2,020	2,113	1	(3)	6,110	6,540	(7)
of which non-strategic results	116	1,752	151	(93)	(23)	2,014	549	267
Income/(loss) before taxes	943	(749)	1,018	–	(7)	1,206	2,816	(57)
of which strategic results	872	882	808	(1)	8	2,719	2,579	5
of which non-strategic results	71	(1,631)	210	–	(66)	(1,513)	237	–
Statement of operations metrics (%)
Return on regulatory capital [1]	27.3	–	31.8	–	–	12.0	29.7	–
Cost/income ratio	69.0	123.8	68.3	–	–	86.3	70.8	–
Pre-tax income margin	30.2	(24.6)	30.7	–	–	12.8	28.1	–
Utilized economic capital and return
Average utilized economic capital (CHF million)	9,520	9,371	9,768	2	(3)	9,482	9,880	(4)
Pre-tax return on average utilized economic capital (%) [2]	40.1	(31.5)	42.3	–	–	17.5	38.6	–
Assets under management (CHF billion)
Assets under management	1,366.1	1,329.7	1,268.2	2.7	7.7	1,366.1	1,268.2	7.7
Net new assets	7.4	10.1	8.1	(26.7)	(8.6)	31.2	27.7	12.6
Number of employees and relationship managers
Number of employees (full-time equivalents)	26,000	25,800	26,100	1	0	26,000	26,100	–
Number of relationship managers	4,270	4,340	4,340	(2)	(2)	4,270	4,340	(2)
1
Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 3Q14, 2Q14, 3Q13, 9M14 and 28% in 9M13 and capital allocated on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

2 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Net revenue detail (CHF million)
Net interest income	980	970	1,070	1	(8)	2,929	3,194	(8)
Recurring commissions and fees	1,191	1,184	1,235	1	(4)	3,564	3,724	(4)
Transaction- and performance-based revenues	846	885	798	(4)	6	2,668	2,781	(4)
Other revenues [1]	108	7	213	–	(49)	250	314	(20)
Net revenues	3,125	3,046	3,316	3	(6)	9,411	10,013	(6)
Provision for credit losses (CHF million)
New provisions	43	59	65	(27)	(34)	155	205	(24)
Releases of provisions	(18)	(36)	(31)	(50)	(42)	(74)	(97)	(24)
Provision for credit losses	25	23	34	9	(26)	81	108	(25)
Balance sheet statistics (CHF million)
Net loans	233,002	225,243	214,095	3	9	233,002	214,095	9
of which Wealth Management Clients	164,147	156,794	149,667	5	10	164,147	149,667	10
of which Corporate & Institutional Clients	66,791	65,020	60,780	3	10	66,791	60,780	10
Deposits	298,044	285,541	290,042	4	3	298,044	290,042	3
of which Wealth Management Clients	217,221	207,667	212,003	5	2	217,221	212,003	2
of which Corporate & Institutional Clients	76,916	72,554	71,631	6	7	76,916	71,631	7
1 Includes investment-related gains/(losses), equity participations and other gains/(losses) and fair value gains/(losses) on the Clock Finance transaction.

Key performance indicators
We target a divisional cost/income ratio of 65% for the Private Banking & Wealth Management division. In 3Q14, the cost/income ratio was 69.0%. The cost/income ratio for our strategic results was 69.4% in 3Q14, down three percentage points compared to 3Q13 and up one percentage point compared to 2Q14.
We also target net new assets growth of 6% for both the Wealth Management Clients and Asset Management businesses. In 3Q14, the annualized quarterly growth rates in Wealth Management Clients and Asset Management were 2.5% and 3.5%, respectively.
> Refer to “Key performance indicators” in Core Results for further information.

Strategic and non-strategic results
	Strategic results			Non-strategic results			Private Banking & Wealth Management
in / end of	3Q14	2Q14	3Q13	3Q14	2Q14	3Q13	3Q14	2Q14	3Q13
Statements of operations (CHF million)
Net revenues	2,939	2,932	2,934	186	114	382	3,125	3,046	3,316
Provision for credit losses	26	30	13	(1)	(7)	21	25	23	34
Compensation and benefits	1,150	1,184	1,205	44	51	80	1,194	1,235	1,285
Total other operating expenses	891	836	908	72	1,701	71	963	2,537	979
Total operating expenses	2,041	2,020	2,113	116	1,752	151	2,157	3,772	2,264
Income/(loss) before taxes	872	882	808	71	(1,631)	210	943	(749)	1,018
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III	100,114	96,805	87,229	6,612	6,732	6,469	106,726	103,537	93,698
Total assets	328,636	306,919	291,262	13,396	15,750	22,197	342,032	322,669	313,459
Swiss leverage exposure	362,285	340,047	322,793	14,230	16,691	23,096	376,515	356,738	345,889

Strategic results

Overview
Our strategic results comprise businesses from Wealth Management Clients, Corporate & Institutional Clients and Asset Management.
In 3Q14, our strategic businesses reported income before taxes of CHF 872 million and net revenues of CHF 2,939 million.
Compared to 3Q13, net revenues were stable with higher transaction- and performance-based revenues and improved other revenues offset by lower net interest income. Net revenues benefitted from the appreciation of the US dollar and were stable compared to 2Q14 with improved other revenues offset by lower transaction- and performance-based revenues. Provision for credit losses was CHF 26 million on a net loan portfolio of CHF 231 billion. Total operating expenses were 3% lower compared to 3Q13 and stable compared to 2Q14.

Strategic results
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Statements of operations (CHF million)
Net interest income	968	954	1,044	1	(7)	2,885	3,117	(7)
Recurring commissions and fees	1,149	1,136	1,149	1	0	3,424	3,405	1
Transaction- and performance-based revenues	827	865	774	(4)	7	2,611	2,681	(3)
Other revenues	(5)	(23)	(33)	(78)	(85)	(18)	(29)	(38)
Net revenues	2,939	2,932	2,934	0	0	8,902	9,174	(3)
New provisions	43	49	44	(12)	(2)	128	152	(16)
Releases of provisions	(17)	(19)	(31)	(11)	(45)	(55)	(97)	(43)
Provision for credit losses	26	30	13	(13)	100	73	55	33
Compensation and benefits	1,150	1,184	1,205	(3)	(5)	3,559	3,785	(6)
General and administrative expenses	731	672	726	9	1	2,063	2,188	(6)
Commission expenses	160	164	182	(2)	(12)	488	567	(14)
Total other operating expenses	891	836	908	7	(2)	2,551	2,755	(7)
Total operating expenses	2,041	2,020	2,113	1	(3)	6,110	6,540	(7)
Income before taxes	872	882	808	(1)	8	2,719	2,579	5
of which Wealth Management Clients	536	569	509	(6)	5	1,683	1,584	6
of which Corporate & Institutional Clients	240	211	251	14	(4)	697	752	(7)
of which Asset Management	96	102	48	(6)	100	339	243	40
Statement of operations metrics (%)
Return on regulatory capital [1]	26.7	28.0	27.2	–	–	28.7	29.3	–
Cost/income ratio	69.4	68.9	72.0	–	–	68.6	71.3	–
Pre-tax income margin	29.7	30.1	27.5	–	–	30.5	28.1	–
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III	100,114	96,805	87,229	3	15	100,114	87,229	15
Total assets	328,636	306,919	291,262	7	13	328,636	291,262	13
Swiss leverage exposure	362,285	340,047	322,793	7	12	362,285	322,793	12
1
Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 3Q14, 2Q14, 3Q13, 9M14 and 29% in 9M13 and capital allocated on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

Results detail
The following provides a comparison of our 3Q14 strategic results versus 3Q13 (YoY) and versus 2Q14 (QoQ).

Net revenues
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees and fees for general banking products and services. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, foreign exchange fees from client transactions, performance-based fees related to assets under management and custody assets, trading and sales income, placement fees, equity participations income and other transaction-based income. Other revenues include investment-related gains and losses and equity participations and other gains and losses.

YoY: Stable at CHF 2,939 million
Net revenues were stable with higher transaction- and performance-based revenues and improved other revenues offset by lower net interest income. Transaction- and performance-based revenues were higher reflecting higher brokerage and product issuing fees, significantly higher corporate advisory fees and a gain related to a more capital-efficient positioning of our liquidity portfolio, partially offset by lower foreign exchange client business and significantly lower performance fees and carried interest. Other revenues improved due to an equity participations impairment in 3Q13 and higher investment-related gains in 3Q14. In a low interest rate environment, net interest income decreased due to significantly lower deposit margins on slightly higher average deposit volumes partially offset by stable loan margins on higher average loan volumes. Recurring commissions and fees were stable with higher discretionary mandate management fees, slightly higher investment account and services fees and slightly higher asset management fees offset by lower banking services fees and lower investment product management fees.

QoQ: Stable at CHF 2,939 million
Net revenues were stable with improved other revenues offset by lower transaction- and performance-based revenues. Improved other revenues mainly reflected a higher fair value loss on the

Clock Finance transaction in 2Q14. The decrease in transaction- and performance-based revenues reflected significantly lower performance fees and carried interest, seasonally lower brokerage and product issuing fees and lower sales and trading income, partially offset by higher corporate advisory fees. Recurring commissions and fees were stable with higher investment product management fees offset by slightly lower asset management and banking services fees. Net interest income was stable with slightly higher loan margins on slightly higher average loan volumes offset by lower deposit margins on stable average deposit volumes. Revenues in 3Q14, mainly in Wealth Management Clients, benefitted from the appreciation of the US dollar.

Provision for credit losses
The Wealth Management Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities. Our Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by mortgages, securities and other financial collateral.

YoY: Up 100% from CHF 13 million to CHF 26 million
Wealth Management Clients recorded net provisions of CHF 17 million and Corporate & Institutional Clients recorded net provisions of CHF 9 million in 3Q14. The increase mainly reflected Corporate & Institutional Clients’ net provisions in 3Q14 compared to net releases in 3Q13.

QoQ: Down 13% from CHF 30 million to CHF 26 million
Provision for credit losses was stable in Wealth Management Clients and lower in Corporate & Institutional Clients. In 2Q14, Wealth Management Clients recorded net provisions of CHF 17 million while Corporate & Institutional Clients recorded net provisions of CHF 13 million.

Operating expenses
Compensation and benefits
YoY: Down 5% from CHF 1,205 million to CHF 1,150 million
Lower compensation and benefits mainly reflected lower salary expenses, driven by lower headcount.

QoQ: Down 3% from CHF 1,184 million to CHF 1,150 million
Slightly lower compensation and benefits reflected lower social security costs and lower discretionary compensation expenses.

General and administrative expenses
YoY: Stable at CHF 731 million
General and administrative expenses were stable with higher litigation provisions offset by lower infrastructure and occupancy expenses.

QoQ: Up 9% from CHF 672 million to CHF 731 million
Higher general and administrative expenses reflected higher litigation provisions partially offset by lower professional services fees and lower travel and entertainment expenses.

Wealth Management Clients
Net revenues
Net interest income
YoY: Down 9% from CHF 766 million to CHF 695 million
Lower net interest income reflected the low interest rate environment, significantly lower deposit margins on stable average deposit volumes, slightly lower loan margins on higher average loan volumes and lower levels of deposits eligible as stable funding.

QoQ: Stable at CHF 695 million
Net interest income was stable with slightly higher loan margins on slightly higher average loan volumes, offset by lower deposit margins on stable average deposit volumes.

Recurring commissions and fees
YoY: Stable at CHF 744 million
Recurring commissions and fees were stable with higher discretionary mandate management fees and slightly higher investment account and services fees offset by lower banking services fees and lower investment product management fees.

QoQ: Up 2% from CHF 728 million to CHF 744 million
Recurring commissions and fees were slightly higher with higher investment product management fees, higher discretionary mandate management fees and slightly higher investment account and services fees partially offset by slightly lower banking services fees.

Transaction- and performance-based revenues
YoY: Up 10% from CHF 549 million to CHF 603 million
Higher transaction- and performance-based revenues reflected higher brokerage and product issuing fees, significantly higher corporate advisory fees arising from integrated solutions revenues and a gain related to a more capital-efficient positioning of our liquidity portfolio, partially offset by lower foreign exchange client business.

QoQ: Stable at CHF 603 million
Transaction- and performance-based revenues were stable reflecting significantly higher corporate advisory fees and the gain related to a more capital-efficient positioning of our liquidity portfolio offset by seasonally lower brokerage and product issuing fees and lower sales and trading income.

Results – Wealth Management Clients
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Statements of operations (CHF million)
Net revenues	2,042	2,017	2,062	1	(1)	6,133	6,388	(4)
Provision for credit losses	17	17	21	0	(19)	50	60	(17)
Total operating expenses	1,489	1,431	1,532	4	(3)	4,400	4,744	(7)
Income before taxes	536	569	509	(6)	5	1,683	1,584	6
Statement of operations metrics (%)
Cost/income ratio	72.9	70.9	74.3	–	–	71.7	74.3	–
Pre-tax income margin	26.2	28.2	24.7	–	–	27.4	24.8	–
Net revenue detail (CHF million)
Net interest income	695	688	766	1	(9)	2,089	2,290	(9)
Recurring commissions and fees	744	728	747	2	0	2,202	2,214	(1)
Transaction- and performance-based revenues	603	601	549	0	10	1,842	1,884	(2)
Net revenues	2,042	2,017	2,062	1	(1)	6,133	6,388	(4)
Gross and net margin (annualized) (bp)
Net interest income	33	34	39	–	–	34	39	–
Recurring commissions and fees	35	36	38	–	–	36	37	–
Transaction- and performance-based revenues	29	29	28	–	–	30	32	–
Gross margin [1]	97	99	105	–	–	100	108	–
Net margin [2]	25	28	26	–	–	27	27	–
Number of relationship managers
Switzerland	1,670	1,680	1,580	(1)	6	1,670	1,580	6
EMEA	1,050	1,110	1,180	(5)	(11)	1,050	1,180	(11)
Americas	550	540	590	2	(7)	550	590	(7)
Asia Pacific	480	470	430	2	12	480	430	12
Number of relationship managers	3,750	3,800	3,780	(1)	(1)	3,750	3,780	(1)
Beginning in 2Q13, fees collected in an agent role in connection with certain customized fund services we provide to clients where those fees are passed on directly to a third-party investment manager are now presented on a net basis per the applicable accounting standards. These fees were previously recorded on a gross basis as fee income and commission expense. Prior periods have been restated to conform to the current presentation.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Gross margin
Our gross margin was 97 basis points in 3Q14, eight basis points lower compared to 3Q13, mainly reflecting the continued adverse interest rate environment and an 8.1% increase in average assets under management. Compared to 2Q14, our gross margin was down two basis points due to a 3.3% increase in average assets under management driven by the appreciation of the US dollar.

Net margin
Our net margin was 25 basis points in 3Q14, one basis point lower compared to 3Q13, with lower net interest income partially offset by higher transaction- and performance-based revenues and slightly lower operating expenses. Compared to 2Q14, our net margin was three basis points lower, driven by higher litigation provisions.

Assets under management – Wealth Management Clients
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Assets under management by region (CHF billion)
Switzerland	287.8	284.9	268.6	1.0	7.1	287.8	268.6	7.1
EMEA	241.8	233.4	231.0	3.6	4.7	241.8	231.0	4.7
Americas	191.8	182.7	171.0	5.0	12.2	191.8	171.0	12.2
Asia Pacific	142.9	128.7	112.3	11.0	27.2	142.9	112.3	27.2
Assets under management	864.3	829.7	782.9	4.2	10.4	864.3	782.9	10.4
Average assets under management (CHF billion)
Average assets under management	846.1	818.7	782.5	3.3	8.1	820.7	786.5	4.3
Assets under management by currency (CHF billion)
USD	348.3	321.2	301.6	8.4	15.5	348.3	301.6	15.5
EUR	155.6	156.4	151.3	(0.5)	2.8	155.6	151.3	2.8
CHF	194.1	194.2	187.1	(0.1)	3.7	194.1	187.1	3.7
Other	166.3	157.9	142.9	5.3	16.4	166.3	142.9	16.4
Assets under management	864.3	829.7	782.9	4.2	10.4	864.3	782.9	10.4
Net new assets by region (CHF billion)
Switzerland	(1.5)	1.9	(0.7)	–	114.3	5.0	2.3	117.4
EMEA	0.8	(0.2)	(0.8)	–	–	0.2	2.5	(92.0)
Americas	(0.4)	0.8	2.0	–	–	1.9	3.6	(47.2)
Asia Pacific	6.2	4.9	3.3	26.5	87.9	16.0	8.8	81.8
Net new assets	5.1	7.4	3.8	(31.1)	34.2	23.1	17.2	34.3
Growth in assets under management (CHF billion)
Net new assets	5.1	7.4	3.8	–	–	23.1	17.2	–
Other effects	29.5	17.4	(3.2)	–	–	50.5	7.7	–
of which market movements	1.3	15.6	19.3	–	–	22.6	24.7	–
of which currency	27.0	2.8	(18.4)	–	–	28.2	(8.7)	–
of which other	1.2	(1.0)	(4.1)	–	–	(0.3)	(8.3)	–
Growth in assets under management	34.6	24.8	0.6	–	–	73.6	24.9	–
Growth in assets under management (annualized) (%)
Net new assets	2.5	3.7	1.9	–	–	3.9	3.0	–
Other effects	14.2	8.6	(1.6)	–	–	8.5	1.4	–
Growth in assets under management (annualized)	16.7	12.3	0.3	–	–	12.4	4.4	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	3.2	3.0	2.7	–	–	–	–	–
Other effects	7.2	3.1	0.1	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	10.4	6.1	2.8	–	–	–	–	–

Corporate & Institutional Clients
Net revenues
Net interest income
YoY: Down 2% from CHF 278 million to CHF 273 million
The slight decrease reflected the low interest rate environment, lower levels of deposits eligible as stable funding and significantly lower deposit margins on higher average deposit volumes, partially offset by higher loan margins on higher average loan volumes.

QoQ: Up 3% from CHF 266 million to CHF 273 million
Slightly higher net interest income reflected higher loan margins on slightly higher average loan volumes, partially offset by lower deposit margins on stable average deposit volumes.

Recurring commissions and fees
YoY: Down 3% from CHF 117 million to CHF 113 million
Recurring commissions and fees decreased slightly with no significant movements across major categories.

QoQ: Stable at CHF 113 million
Recurring commissions and fees were stable reflecting higher investment product management fees and higher banking services fees, offset by lower discretionary mandate management fees.

Transaction- and performance-based revenues
YoY: Up 2% from CHF 105 million to CHF 107 million
Slightly higher transaction- and performance-based revenues reflected significantly higher corporate advisory fees.

QoQ: Down 9% from CHF 118 million to CHF 107 million
Lower transaction- and performance-based revenues mainly reflected lower sales and trading income.

Results – Corporate & Institutional Clients
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Statements of operations (CHF million)
Net revenues	488	475	499	3	(2)	1,455	1,511	(4)
Provision for credit losses	9	13	(8)	(31)	–	23	(5)	–
Total operating expenses	239	251	256	(5)	(7)	735	764	(4)
Income before taxes	240	211	251	14	(4)	697	752	(7)
Statement of operations metrics (%)
Cost/income ratio	49.0	52.8	51.3	–	–	50.5	50.6	–
Pre-tax income margin	49.2	44.4	50.3	–	–	47.9	49.8	–
Net revenue detail (CHF million)
Net interest income	273	266	278	3	(2)	796	827	(4)
Recurring commissions and fees	113	113	117	0	(3)	348	343	1
Transaction- and performance-based revenues	107	118	105	(9)	2	342	353	(3)
Other revenues [1]	(5)	(22)	(1)	(77)	400	(31)	(12)	158
Net revenues	488	475	499	3	(2)	1,455	1,511	(4)
Number of relationship managers
Number of relationship managers (Switzerland)	520	540	560	(4)	(7)	520	560	(7)
1 Reflects fair value gains/(losses) on the Clock Finance transaction.

Asset Management
Net revenues
Fee-based revenues
YoY: Stable at CHF 398 million
Fee-based revenues were stable with higher equity participations income and slightly higher asset management fees due to higher average assets under management offset by lower performance fees, in particular from credit products.

QoQ: Down 7% from CHF 428 million to CHF 398 million
The decrease in fee-based revenues was mainly driven by significantly lower performance fees and significantly lower carried interest on realized private equity gains, partially offset by higher equity participations income and higher transaction fees. Lower performance fees mainly reflected lower fees from credit products and lower fees from single manager hedge funds.

Investment-related gains/(losses)
YoY: Up from CHF (2) million to CHF 11 million
Investment-related gains were higher compared to 3Q13 reflecting gains in hedge fund investments.

QoQ: Up 83% from CHF 6 million to CHF 11 million
Investment-related gains were higher in 3Q14 primarily due to gains in hedge fund investments.

Equity participations and other gains/(losses)
YoY: Up from CHF (18) million to zero
In 3Q13, we recognized an impairment of CHF 18 million related to Asset Management Finance LLC.

QoQ: Down from CHF 3 million to zero
In 2Q14, we recognized the gain from the sale of an equity stake in a joint venture.

Results – Asset Management
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Statements of operations (CHF million)
Net revenues	409	440	373	(7)	10	1,314	1,275	3
Provision for credit losses	0	0	0	–	–	0	0	–
Total operating expenses	313	338	325	(7)	(4)	975	1,032	(6)
Income before taxes	96	102	48	(6)	100	339	243	40
Statement of operations metrics (%)
Cost/income ratio	76.5	76.8	87.1	–	–	74.2	80.9	–
Pre-tax income margin	23.5	23.2	12.9	–	–	25.8	19.1	–
Net revenue detail (CHF million)
Recurring commissions and fees	292	295	285	(1)	2	874	848	3
Transaction- and performance-based revenues	117	146	120	(20)	(3)	427	444	(4)
Other revenues	0	(1)	(32)	100	100	13	(17)	–
Net revenues	409	440	373	(7)	10	1,314	1,275	3
Net revenue detail by type (CHF million)
Asset management fees	292	295	285	(1)	2	874	848	3
Placement, transaction and other fees	63	59	61	7	3	178	168	6
Performance fees and carried interest	22	59	36	(63)	(39)	161	200	(20)
Equity participations income	21	15	12	40	75	51	32	59
Fee-based revenues	398	428	394	(7)	1	1,264	1,248	1
Investment-related gains/(losses)	11	6	(2)	83	–	36	33	9
Equity participations and other gains/(losses)	0	3	(18)	(100)	100	3	(18)	–
Other revenues [1]	0	3	(1)	(100)	100	11	12	(8)
Net revenues	409	440	373	(7)	10	1,314	1,275	3
Fee-based margin on assets under management (annualized) (bp)
Fee-based margin [2]	42	46	45	–	–	46	48	–
1 Includes allocated funding costs.
2 Fee-based revenues divided by average assets under management.

Assets under management – Asset Management
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Assets under management (CHF billion)
Hedge funds	34.8	33.3	28.8	4.5	20.8	34.8	28.8	20.8
Private equity	1.2	0.7	0.4	71.4	200.0	1.2	0.4	200.0
Real estate & commodities	52.2	51.0	49.9	2.4	4.6	52.2	49.9	4.6
Credit	36.3	33.3	28.9	9.0	25.6	36.3	28.9	25.6
Index strategies	85.5	83.4	70.9	2.5	20.6	85.5	70.9	20.6
Multi-asset class solutions	110.1	107.9	106.9	2.0	3.0	110.1	106.9	3.0
Fixed income & equities	54.7	53.9	55.5	1.5	(1.4)	54.7	55.5	(1.4)
Other	16.3	13.6	7.7	19.9	111.7	16.3	7.7	111.7
Assets under management	391.1	377.1	349.0	3.7	12.1	391.1	349.0	12.1
Average assets under management (CHF billion)
Average assets under management	382.9	369.6	346.9	3.6	10.4	369.9	344.3	7.4
Assets under management by currency (CHF billion)
USD	89.2	82.2	73.0	8.5	22.2	89.2	73.0	22.2
EUR	50.8	51.8	50.5	(1.9)	0.6	50.8	50.5	0.6
CHF	210.7	206.2	195.3	2.2	7.9	210.7	195.3	7.9
Other	40.4	36.9	30.2	9.5	33.8	40.4	30.2	33.8
Assets under management	391.1	377.1	349.0	3.7	12.1	391.1	349.0	12.1
Growth in assets under management (CHF billion)
Net new assets [1]	3.3	4.1	4.4	–	–	14.3	15.5	–
Other effects	10.7	9.6	(1.5)	–	–	24.5	8.2	–
of which market movements	4.3	7.1	3.9	–	–	15.6	11.2	–
of which currency	6.8	0.8	(4.7)	–	–	7.1	(2.7)	–
of which other	(0.4)	1.7	(0.7)	–	–	1.8	(0.3)	–
Growth in assets under management	14.0	13.7	2.9	–	–	38.8	23.7	–
Growth in assets under management (annualized) (%)
Net new assets	3.5	4.5	5.1	–	–	5.4	6.4	–
Other effects	11.4	10.6	(1.7)	–	–	9.3	3.3	–
Growth in assets under management (annualized)	14.9	15.1	3.4	–	–	14.7	9.7	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	4.0	4.3	5.7	–	–	–	–	–
Other effects	8.1	4.7	2.8	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	12.1	9.0	8.5	–	–	–	–	–
Principal investments (CHF billion)
Principal investments	1.4	1.0	0.9	40.0	55.6	1.4	0.9	55.6
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Non-strategic results

Overview
Our non-strategic businesses for Private Banking & Wealth Management include positions relating to the restructuring of the former Asset Management division, run-off operations relating to our small markets exit initiative and certain legacy cross-border related run-off operations, litigation costs, primarily related to US cross-border matters, the impact of restructuring our German onshore operations, other smaller non-strategic positions formerly in our Corporate & Institutional Clients business and the run-off and active reduction of selected products.
In 3Q14, our non-strategic businesses reported income before taxes of CHF 71 million including a CHF 109 million gain on the sale of our domestic private banking business booked in Germany. In 2Q14, our non-strategic businesses reported a loss before taxes of CHF 1,631 million, driven by the litigation settlement charge of CHF 1,618 million relating to the final settlement of all outstanding US cross-border matters.

Non-strategic results
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Statements of operations (CHF million)
Net revenues	186	114	382	63	(51)	509	839	(39)
Provision for credit losses	(1)	(7)	21	(86)	–	8	53	(85)
Compensation and benefits	44	51	80	(14)	(45)	160	232	(31)
Total other operating expenses	72	1,701	71	(96)	1	1,854	317	485
Total operating expenses	116	1,752	151	(93)	(23)	2,014	549	267
Income/(loss) before taxes	71	(1,631)	210	–	(66)	(1,513)	237	–
Revenue details (CHF million)
Restructuring of select onshore businesses	122	22	25	455	388	166	136	22
Legacy cross-border business and small markets	38	41	49	(7)	(22)	123	151	(19)
Restructuring of former Asset Management division	12	38	288	(68)	(96)	184	480	(62)
Other	14	13	20	8	(30)	36	72	(50)
Net revenues	186	114	382	63	(51)	509	839	(39)
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III	6,612	6,732	6,469	(2)	2	6,612	6,469	2
Total assets	13,396	15,750	22,197	(15)	(40)	13,396	22,197	(40)
Swiss leverage exposure	14,230	16,691	23,096	(15)	(38)	14,230	23,096	(38)

Results detail
The following provides a comparison of our 3Q14 non-strategic results versus 3Q13 (YoY) and versus 2Q14 (QoQ).

Net revenues
YoY: Down 51% from CHF 382 million to CHF 186 million
Net revenues were lower due to the gains on the sales of our ETF and secondary private equity businesses recognized in 3Q13.

QoQ: Up 63% from CHF 114 million to CHF 186 million
The increase mainly reflected the CHF 109 million gain from the sale of our domestic private banking business booked in Germany.

Operating expenses
YoY: Down 23% from CHF 151 million to CHF 116 million
Lower operating expenses reflected the reduction in headcount due to the winding down of our non-strategic portfolio.

QoQ: Down 93% from CHF 1,752 million to CHF 116 million
Lower operating expenses were driven by the CHF 1,618 million litigation settlement charge relating to the final settlement of all outstanding US cross-border matters recognized in 2Q14.

Business developments
In 3Q14, we completed the sale of our domestic private banking business booked in Germany to ABN AMRO.

Assets under management

In 3Q14, assets under management of CHF 1,366.1 billion increased CHF 36.4 billion compared to the end of 2Q14, driven mainly by favorable foreign exchange-related movements resulting from the appreciation of the US dollar, positive market movements and net new assets.
In our strategic portfolio, Wealth Management Clients contributed net new assets of CHF 5.1 billion in 3Q14 with continued strong inflows from emerging markets, particularly in Asia Pacific, partially offset by Western European cross-border outflows. Corporate & Institutional Clients in Switzerland reported net new assets of CHF 0.9 billion in 3Q14. Asset Management reported net new assets of CHF 3.3 billion in 3Q14, driven mainly by inflows in traditional products, including inflows from a joint venture in emerging markets, credit products and private equity investments.
Assets under management in our non-strategic portfolio decreased by CHF 12.5 billion compared to 2Q14, driven by the sale of our domestic private banking business booked in Germany.

Assets under management – Private Banking & Wealth Management
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Assets under management by business (CHF billion)
Wealth Management Clients	864.3	829.7	782.9	4.2	10.4	864.3	782.9	10.4
Corporate & Institutional Clients	266.6	261.4	241.1	2.0	10.6	266.6	241.1	10.6
Asset Management	391.1	377.1	349.0	3.7	12.1	391.1	349.0	12.1
Non-strategic	13.4	25.9	48.7	(48.3)	(72.5)	13.4	48.7	(72.5)
Assets managed across businesses [1]	(169.3)	(164.4)	(153.5)	3.0	10.3	(169.3)	(153.5)	10.3
Assets under management	1,366.1	1,329.7	1,268.2	2.7	7.7	1,366.1	1,268.2	7.7
Average assets under management (CHF billion)
Average assets under management	1,346.7	1,311.6	1,275.8	2.7	5.6	1,313.4	1,293.4	1.5
Net new assets by business (CHF billion)
Wealth Management Clients	5.1	7.4	3.8	(31.1)	34.2	23.1	17.2	34.3
Corporate & Institutional Clients	0.9	0.6	0.5	50.0	80.0	1.9	4.8	(60.4)
Asset Management	3.3	4.1	4.4	(19.5)	(25.0)	14.3	15.5	(7.7)
Non-strategic	(1.4)	(1.7)	(1.2)	(17.6)	16.7	(5.4)	(4.9)	10.2
Assets managed across businesses [1]	(0.5)	(0.3)	0.6	66.7	–	(2.7)	(4.9)	(44.9)
Net new assets	7.4	10.1	8.1	(26.7)	(8.6)	31.2	27.7	12.6
1 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and non-strategic businesses.

Investment Banking
In 3Q14, Investment Banking reported income before taxes of CHF 516 million and net revenues of CHF 3,303 million. Investment Banking delivered solid results and profitability, reflecting strong client activity and sustained market shares across most of our businesses. Net revenues in the strategic businesses increased 24% compared to subdued 3Q13 levels, driven by significant client deals across products and regions, particularly in our fixed income business. Compared to 2Q14, net revenues were stable in our strategic businesses, reflecting resilient operating conditions across many of our businesses. In 3Q14, we made continued progress in winding down the non-strategic unit, reducing Swiss leverage exposure by USD 11 billion to USD 66 billion and Basel III risk-weighted assets by USD 2 billion to USD 12 billion, each compared to 2Q14.

Divisional results
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Statements of operations (CHF million)
Net revenues	3,303	3,342	2,552	(1)	29	10,061	9,897	2
of which strategic results	3,419	3,380	2,749	1	24	10,339	10,315	0
of which non-strategic results	(116)	(38)	(197)	205	(41)	(278)	(418)	(33)
Provision for credit losses	36	(5)	7	–	414	31	5	–
Compensation and benefits	1,450	1,499	1,129	(3)	28	4,470	4,080	10
General and administrative expenses	1,076	889	961	21	12	2,821	2,810	0
Commission expenses	225	207	226	9	0	644	719	(10)
Total other operating expenses	1,301	1,096	1,187	19	10	3,465	3,529	(2)
Total operating expenses	2,751	2,595	2,316	6	19	7,935	7,609	4
of which strategic results	2,395	2,343	2,045	2	17	7,150	6,899	4
of which non-strategic results	356	252	271	41	31	785	710	11
Income before taxes	516	752	229	(31)	125	2,095	2,283	(8)
of which strategic results	995	1,042	697	(5)	43	3,165	3,413	(7)
of which non-strategic results	(479)	(290)	(468)	65	2	(1,070)	(1,130)	(5)
Statement of operations metrics (%)
Return on regulatory capital [1]	8.3	12.3	3.6	–	–	11.4	11.8	–
Cost/income ratio	83.3	77.6	90.8	–	–	78.9	76.9	–
Pre-tax income margin	15.6	22.5	9.0	–	–	20.8	23.1	–
Utilized economic capital and return
Average utilized economic capital (CHF million)	21,121	20,233	19,206	4	10	20,510	19,141	7
Pre-tax return on average utilized economic capital (%) [2]	10.2	15.3	5.3	–	–	14.1	16.4	–
Number of employees (full-time equivalents)
Number of employees	19,200	19,000	20,000	1	(4)	19,200	20,000	(4)
1
Calculated using income after tax denominated in USD; assumes tax rate of 30% in 3Q14, 2Q14, 3Q13, 9M14 and 27% in 9M13 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

2 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Net revenue detail (CHF million)
Debt underwriting	519	483	424	7	22	1,470	1,420	4
Equity underwriting	214	268	129	(20)	66	665	493	35
Total underwriting	733	751	553	(2)	33	2,135	1,913	12
Advisory and other fees	170	161	152	6	12	511	464	10
Total underwriting and advisory	903	912	705	(1)	28	2,646	2,377	11
Fixed income sales and trading	1,440	1,428	833	1	73	4,357	4,077	7
Equity sales and trading	1,071	1,134	1,065	(6)	1	3,406	3,700	(8)
Total sales and trading	2,511	2,562	1,898	(2)	32	7,763	7,777	0
Other	(111)	(132)	(51)	(16)	118	(348)	(257)	35
Net revenues	3,303	3,342	2,552	(1)	29	10,061	9,897	2
Average one-day, 98% risk management Value-at-Risk (CHF million)
Interest rate	12	13	14	(8)	(14)	12	22	(45)
Credit spread	31	30	34	3	(9)	31	37	(16)
Foreign exchange	10	9	9	11	11	10	9	11
Commodity	1	2	2	(50)	(50)	2	2	0
Equity	19	17	15	12	27	18	16	13
Diversification benefit	(29)	(30)	(33)	(3)	(12)	(31)	(46)	(33)
Average one-day, 98% risk management Value-at-Risk	44	41	41	7	7	42	40	5

Key performance indicators
We target a divisional cost/income ratio of 70% for the Investment Banking division. The cost/income ratio was 83.3% in 3Q14, compared to 77.6% in 2Q14 and 90.8% in 3Q13. The cost/income ratio for our strategic results was 70.0% in 3Q14 compared to 69.3% in 2Q14 and 74.4% in 3Q13.
> Refer to “Key performance indicators” in Core Results for further information.

Strategic and non-strategic results
	Strategic results			Non-strategic results			Investment Banking
in / end of	3Q14	2Q14	3Q13	3Q14	2Q14	3Q13	3Q14	2Q14	3Q13
Statements of operations (CHF million)
Net revenues	3,419	3,380	2,749	(116)	(38)	(197)	3,303	3,342	2,552
Provision for credit losses	29	(5)	7	7	0	0	36	(5)	7
Compensation and benefits	1,412	1,465	1,080	38	34	49	1,450	1,499	1,129
Total other operating expenses	983	878	965	318	218	222	1,301	1,096	1,187
Total operating expenses	2,395	2,343	2,045	356	252	271	2,751	2,595	2,316
Income/(loss) before taxes	995	1,042	697	(479)	(290)	(468)	516	752	229
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets – Basel III	152,316	147,374	132,831	11,040	12,825	18,543	163,356	160,199	151,374
Risk-weighted assets – Basel III (USD)	159,410	166,186	146,897	11,554	14,462	20,506	170,964	180,648	167,403
Total assets	541,941	500,043	515,555	23,143	25,058	30,431	565,084	525,101	545,986
Swiss leverage exposure	755,332	688,587	716,744	62,604	68,034	84,429	817,936	756,621	801,173
Swiss leverage exposure (USD)	790,509	776,485	792,639	65,520	76,719	93,369	856,029	853,204	886,008

Strategic results

OVERVIEW
In 3Q14, our strategic businesses reported income before taxes of CHF 995 million and net revenues of CHF 3,419 million.
Fixed income sales and trading revenues were substantially higher compared to 3Q13, driven by higher client activity resulting in significant gains across most products. Revenues were also higher compared to 2Q14, reflecting continued favorable operating conditions across many of the businesses.
Equity sales and trading results were slightly lower compared to both 3Q13 and 2Q14 as weaker performance in systematic market making and cash equities offset strength in derivatives and prime services.
Underwriting and advisory results were strong compared to 3Q13, driven by robust debt and equity underwriting performance and higher advisory revenues. Revenues were flat compared to 2Q14, consistent with a slowdown in industry-wide activity.
Total operating expenses increased 17% compared to 3Q13, primarily driven by higher discretionary compensation expenses. Compared to 2Q14, total operating expenses increased slightly.
During the quarter, we reported Basel III risk-weighted assets of USD 159 billion, a reduction of USD 7 billion compared to 2Q14. This decrease was primarily driven by reductions in our prime services and global macro products franchises. At the end of 3Q14, we reported Swiss leverage exposure of USD 791 billion, an increase of USD 14 billion from 2Q14.
The following provides a comparison of our strategic 3Q14 results versus 3Q13 (YoY) and versus 2Q14 (QoQ). Share of wallet refers to our share of the overall fee pool for the respective products.

Net revenues
Debt underwriting
YoY: Up 22% from CHF 424 million to CHF 519 million
We had significantly higher revenues, reflecting strong leveraged finance performance. The increase was partially offset by lower investment grade revenues, as a decline in the overall investment grade fee pool offset an increase in our share of wallet.

QoQ: Up 7% from CHF 483 million to CHF 519 million
Results reflected higher revenues from structured lending in emerging markets. The increase was partially offset by lower leveraged finance revenues as a decline in the overall leveraged finance fee pool more than offset an increase in our share of wallet. Investment grade revenues were also lower, reflecting a decline in industry activity.

Equity underwriting
YoY: Up 66% from CHF 129 million to CHF 214 million
Results reflected significantly higher revenues from IPOs, including the landmark Alibaba transaction. We had significantly higher results from convertibles, reflecting an increase in both our share of wallet and the overall convertibles fee pool. Results also reflected higher revenues from follow-on offerings.

QoQ: Down 20% from CHF 268 million to CHF 214 million
We had lower revenues in IPOs and follow-on offerings, consistent with a decline in overall industry volumes following strong 2Q14 activity.

Strategic results
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Statements of operations (CHF million)
Debt underwriting	519	483	424	7	22	1,470	1,419	4
Equity underwriting	214	268	129	(20)	66	665	492	35
Total underwriting	733	751	553	(2)	33	2,135	1,911	12
Advisory and other fees	170	161	152	6	12	511	464	10
Total underwriting and advisory	903	912	705	(1)	28	2,646	2,375	11
Fixed income sales and trading	1,551	1,470	1,031	6	50	4,607	4,438	4
Equity sales and trading	1,069	1,119	1,095	(4)	(2)	3,394	3,779	(10)
Total sales and trading	2,620	2,589	2,126	1	23	8,001	8,217	(3)
Other	(104)	(121)	(82)	(14)	27	(308)	(277)	11
Net revenues	3,419	3,380	2,749	1	24	10,339	10,315	0
Provision for credit losses	29	(5)	7	–	314	24	3	–
Compensation and benefits	1,412	1,465	1,080	(4)	31	4,357	3,945	10
General and administrative expenses	766	680	746	13	3	2,172	2,264	(4)
Commission expenses	217	198	219	10	(1)	621	690	(10)
Total other operating expenses	983	878	965	12	2	2,793	2,954	(5)
Total operating expenses	2,395	2,343	2,045	2	17	7,150	6,899	4
Income before taxes	995	1,042	697	(5)	43	3,165	3,413	(7)
Statement of operations metrics (%)
Return on regulatory capital [1]	17.1	18.7	12.4	–	–	18.9	19.9	–
Cost/income ratio	70.0	69.3	74.4	–	–	69.2	66.9	–
Pre-tax income margin	29.1	30.8	25.4	–	–	30.6	33.1	–
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets – Basel III	152,316	147,374	132,831	3	15	152,316	132,831	15
Risk-weighted assets – Basel III (USD)	159,410	166,186	146,897	(4)	9	159,410	146,897	9
Total assets	541,941	500,043	515,555	8	5	541,941	515,555	5
Swiss leverage exposure	755,332	688,587	716,744	10	5	755,332	716,744	5
Swiss leverage exposure (USD)	790,509	776,485	792,639	2	–	790,509	792,639	–
1
Calculated using income after tax denominated in USD; assumes tax rate of 30% in 3Q14, 2Q14, 3Q13, 9M14 and 28% in 9M13 and capital allocated based on average of 10% of average risk-weighted assets and 2.4% of average leverage exposure.

Advisory and other fees
YoY: Up 12% from CHF 152 million to CHF 170 million
Results reflected higher advisory revenues driven by an increase in the overall M&A fee pool and strong corporate activity.

QoQ: Up 6% from CHF 161 million to CHF 170 million
The increase was driven by higher advisory revenues, reflecting an increase in our share of wallet.

Fixed income sales and trading
YoY: Up 50% from CHF 1,031 million to CHF 1,551 million
Fixed income revenues improved substantially from subdued 3Q13 levels, driven by increased client activity across many products. 3Q13 performance was adversely impacted by a significant decline in client trading activity due to rising rates and widening credit spreads as a result of the US Federal Reserve’s announcement to reduce its bond buying program. Revenues in our diversified securitized products franchise were robust, reflecting higher results in non-agency and agency securities and continued momentum in asset finance. A significant improvement in emerging markets results was driven by higher trading revenues across local markets and solid client financing activity. Revenues in global macro products improved, reflecting higher market volatility and increased client activity, particularly in our foreign exchange business. Global credit products revenues were solid, albeit lower, reflecting weaker leverage finance trading performance as increased market volatility had an adverse impact on revenues.

QoQ: Up 6% from CHF 1,470 million to CHF 1,551 million
Fixed income sales and trading revenues were higher, driven by continued favorable operating conditions across many of our businesses. We had significantly higher emerging markets revenues driven by robust origination and trading activity. Higher global macro products revenues were driven by improved foreign exchange results. Securitized products revenues were robust, primarily driven by strong asset finance results and higher agency revenues. Global credit products revenues declined, primarily driven by lower leveraged finance results, reflecting less favorable trading conditions.

Equity sales and trading
YoY: Down 2% from CHF 1,095 million to CHF 1,069 million
Stable results reflected muted trading activity. Systematic market making results were substantially lower compared to a strong 3Q13 performance, which included the positive impact of quantitative easing in Japan. Cash equities revenues also declined due to reduced commission revenues as a result of lower US market volumes and subdued activity in Brazil. Derivatives revenues increased significantly, driven by strong growth in fee-based products distributed by Private Banking and Wealth Management, particularly in Asia Pacific. Revenues in prime services were higher, reflecting growth in client balances and portfolio optimization initiatives.

QoQ: Down 4% from CHF 1,119 million to CHF 1,069 million
The decline was primarily driven by lower revenues in systematic market making and cash equities due to less favorable trading conditions. These declines were partially offset by strong derivatives revenues. Prime services revenues also increased following a strong 2Q14 performance, which included the positive impact of the seasonally strong dividend season.

Operating expenses
Compensation and benefits
YoY: Up 31% from CHF 1,080 million to CHF 1,412 million
The increase was primarily driven by higher discretionary compensation expenses, reflecting higher results. Our deferred compensation expenses from prior-year awards and salaries expenses also increased.

QoQ: Down 4% from CHF 1,465 to CHF 1,412 million
The decrease was driven by lower discretionary compensation expenses.

General and administrative expenses
YoY: Up 3% from CHF 746 million to CHF 766 million
The increase was driven by higher litigation expenses which offset cost reductions in infrastructure initiatives.

QoQ: Up 13% from CHF 680 million to CHF 766 million
The increase was primarily driven by higher litigation expenses and higher UK bank levy expenses.

Non-strategic results

Overview
Non-strategic results for Investment Banking include the fixed income wind-down portfolio, legacy rates business, primarily non-exchange-cleared instruments and capital-intensive structured positions, commodities trading business, legacy funding costs associated with non-Basel III compliant debt instruments, as well as certain legacy litigation costs and other small non-strategic positions.
In 3Q14, we made continued progress in winding down the non-strategic unit, including the reduction of Basel III risk-weighted assets and Swiss leverage exposure. Additionally, we completed the transfer of our commodities trading business into the non-strategic unit during the quarter. We reported a loss before taxes of CHF 479 million and negative net revenues of CHF 116 million in 3Q14. Compared to 3Q13, negative net revenues were smaller, reflecting portfolio net valuation gains and improved funding costs from proactive management of both our legacy debt instruments and trading assets. We had higher negative net revenues compared to 2Q14, which included higher positive net valuation gains in the portfolio. 3Q14 results also reflected higher costs to exit positions in our legacy rates portfolio. Total operating expenses increased compared to both 3Q13 and 2Q14, driven by higher litigation provisions.
As of the end of 3Q14, we reported Basel III risk-weighted assets of USD 12 billion, down USD 9 billion from 3Q13. Additionally, we have reduced Basel III risk-weighted assets by USD 2 billion from 2Q14. This compares to our risk-weighted assets target of USD 6 billion by year-end 2015. We reported Swiss leverage exposure of USD 66 billion, a reduction of USD 28 billion from 3Q13 and a reduction of USD 11 billion from 2Q14. This compares to our target of USD 24 billion in Swiss leverage exposure by year-end 2015.

Non-strategic results
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Statements of operations (CHF million)
Net revenues	(116)	(38)	(197)	205	(41)	(278)	(418)	(33)
Provision for credit losses	7	0	0	–	–	7	2	250
Compensation and benefits	38	34	49	12	(22)	113	135	(16)
Total other operating expenses	318	218	222	46	43	672	575	17
of which litigation	227	157	153	45	48	449	381	18
Total operating expenses	356	252	271	41	31	785	710	11
Loss before taxes	(479)	(290)	(468)	65	2	(1,070)	(1,130)	(5)
Revenue details (CHF million)
Fixed income wind-down	(16)	(44)	(66)	(64)	(76)	(115)	(92)	25
Legacy rates business	(52)	5	(8)	–	–	(73)	13	–
Legacy funding costs	(35)	(34)	(95)	3	(63)	(115)	(287)	(60)
Other	(13)	35	(28)	–	(54)	25	(52)	–
Net revenues	(116)	(38)	(197)	205	(41)	(278)	(418)	(33)
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets – Basel III	11,040	12,825	18,543	(14)	(40)	11,040	18,543	(40)
Risk-weighted assets – Basel III (USD)	11,554	14,462	20,506	(20)	(44)	11,554	20,506	(44)
Total assets	23,143	25,058	30,431	(8)	(24)	23,143	30,431	(24)
Swiss leverage exposure	62,604	68,034	84,429	(8)	(26)	62,604	84,429	(26)
Swiss leverage exposure (USD)	65,520	76,719	93,369	(15)	(30)	65,520	93,369	(30)

The following provides a comparison of our non-strategic 3Q14 results versus 3Q13 (YoY) and versus 2Q14 (QoQ).

Net revenues
YoY: From CHF 197 million to CHF 116 million
The smaller loss reflected net valuation gains in our legacy fixed income portfolio and lower funding costs from proactive management of both our legacy debt instruments and trading assets. These positive drivers were partially offset by higher losses in the legacy rates portfolio, reflecting the costs related to exiting concentrated portfolio positions.

QoQ: From CHF 38 million to CHF 116 million
We had a larger loss as 2Q14 included positive net valuation gains in the portfolio. In 3Q14 we had higher losses in the legacy rates portfolio reflecting higher costs related to exiting concentrated portfolio positions.

Total operating expenses
YoY: Up 31% from CHF 271 million to CHF 356 million
The increase was driven by higher litigation provisions, primarily in connection with mortgage-related matters.

QoQ: Up 41% from CHF 252 million to CHF 356 million
The increase was driven by higher litigation provisions, primarily in connection with mortgage-related matters.

Corporate Center
In 3Q14, we recorded a loss before taxes of CHF 158 million compared to a loss before taxes of CHF 559 million in 3Q13.

Results overview
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. It also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Corporate Center separately presents non-strategic items, which management does not consider representative of our core performance. Such items include the valuation impacts from movements in credit spreads on our own liabilities carried at fair value, certain business realignment costs, IT architecture simplification expenses, certain litigation provisions, business wind-down costs and impairments not included in the divisional non-strategic units and legacy funding costs associated with non-Basel III compliant debt instruments not included in the results of the Investment Banking non-strategic unit.
In 3Q14, we recorded a loss before taxes of CHF 158 million compared to a loss before taxes of CHF 559 million in 3Q13. In strategic results, we recorded a loss before taxes of CHF 245 million. Non-strategic results reported income before taxes of CHF 87 million, primarily including fair value gains from movements in own credit spreads of CHF 351 million. Fair value gains of CHF 252 million on own long-term vanilla debt reflected the widening of credit spreads on senior and subordinated debt across most currencies. The fair value gains were partially offset by reclassifications to discontinued operations of CHF 106 million related to the sale of our domestic private banking business booked in Germany, IT architecture simplification expenses of CHF 69 million and business realignment costs of CHF 69 million, primarily consisting of severance and other compensation expenses relating to the Group-wide cost efficiency initiatives.

Corporate Center results
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Statements of operations (CHF million)
Net revenues	109	45	(419)	142	–	(33)	(613)	(95)
Provision for credit losses	(2)	0	0	–	–	(1)	1	–
Compensation and benefits	102	235	115	(57)	(11)	503	336	50
General and administrative expenses	167	183	21	(9)	–	447	87	414
Commission expenses	0	0	4	–	(100)	(12)	29	–
Total other operating expenses	167	183	25	(9)	–	435	116	275
Total operating expenses	269	418	140	(36)	92	938	452	108
Loss before taxes	(158)	(373)	(559)	(58)	(72)	(970)	(1,066)	(9)
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III [1]	16,238	15,433	15,984	5	2	16,238	15,984	2
Total assets	45,959	42,509	31,624	8	45	45,959	31,624	45
Swiss leverage exposure	45,053	42,675	36,486	6	23	45,053	36,486	23
1 Represents risk-weighted assets on a fully phased-in "look-through" basis.

Strategic and Non-strategic results
	Strategic results			Non-strategic results			Corporate Center
in	3Q14	2Q14	3Q13	3Q14	2Q14	3Q13	3Q14	2Q14	3Q13
Statements of operations (CHF million)
Net revenues	(71)	(3)	10	180	48	(429)	109	45	(419)
Provision for credit losses	(2)	0	0	0	0	0	(2)	0	0
Compensation and benefits	73	70	77	29	165	38	102	235	115
Total other operating expenses	103	76	22	64	107	3	167	183	25
Total operating expenses	176	146	99	93	272	41	269	418	140
Income/(loss) before taxes	(245)	(149)	(89)	87	(224)	(470)	(158)	(373)	(559)

Corporate Center – non-strategic results
	in / end of			% change		in / end of		% change
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	YoY
Statements of operations (CHF million)
Net revenues	180	48	(429)	275	–	82	(575)	–
Provision for credit losses	0	0	0	–	–	0	0	–
Total operating expenses	93	272	41	(66)	127	509	211	141
Income/(loss) before taxes	87	(224)	(470)	–	–	(427)	(786)	(46)
of which fair value impact from movements in own credit spreads	351	(10)	(163)	–	–	221	(113)	–
of which realignment costs [1]	(69)	(136)	(38)	(49)	82	(267)	(263)	2
of which IT architecture simplification expenses	(69)	(81)	(40)	(15)	73	(211)	(59)	258
of which real estate sales	–	5	–	(100)	–	39	–	–
of which legacy funding costs [2]	(21)	(22)	(20)	(5)	5	(49)	(63)	(22)
of which reclassifications to discontinued operations [3]	(106)	10	(213)	–	(50)	(152)	(225)	(32)
of which other non-strategic items	1	10	4	(90)	(75)	(8)	(63)	(87)
1 Business realignment costs relating to divisional realignment costs are prospectively presented in the relevant divisional non-strategic results beginning in 4Q13.
2 Represents legacy funding costs associated with non-Basel III compliant debt instruments.
3
Includes reclassifications to discontinued operations of revenues and expenses arising from the sale of ETF, secondary private equity and Customized Fund Investment Group businesses and the domestic private banking business booked in Germany.

Impact from movements in own credit spreads
Our Core Results revenues are impacted by changes in credit spreads on fair-valued Credit Suisse long-term vanilla debt and debit valuation adjustments (DVA) relating to certain structured notes liabilities carried at fair value. Our Core Results are also impacted by fair value gains/(losses) on stand-alone derivatives relating to certain of our funding liabilities and reflect the volatility of cross-currency swaps and yield curve volatility and, over the life of the derivatives, will result in no net gains/(losses). These fair value gains/(losses) are recorded in the Corporate Center.

in	3Q14	2Q14	3Q13	9M14	9M13
Impact from movements in own credit spreads (CHF million)
Fair value gains/(losses) from movements in own credit spreads	351	(10)	(163)	221	(113)
of which fair value gains/(losses) on own long-term vanilla debt	252	(29)	(68)	131	(88)
of which fair value gains/(losses) from DVA on structured notes	97	4	(99)	97	(61)
of which fair value gains/(losses) on stand-alone derivatives	2	15	4	(7)	36

Assets under management
We had net asset inflows from continuing operations of CHF 7.8 billion during 3Q14 and assets under management from continuing operations of CHF 1,366.1 billion as of the end of 3Q14.

Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic business are reported in each applicable business and eliminated at the divisional level.
Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Assets under management from continuing operations of CHF 1,366.1 billion increased CHF 46.5 billion or 3.5% compared to the end of 2Q14, driven mainly by favorable foreign exchange-related movements resulting from the appreciation of the US dollar, positive market movements and net new assets. Compared to the end of 3Q13, assets under management from continuing operations were CHF 126.8 billion higher, primarily reflecting positive market movements, net new assets of CHF 37.4 billion and favorable foreign exchange-related movements.
> Refer to “Private Banking & Wealth Management” in I – Credit Suisse results and “Note 37 – Assets under management” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information.

Assets under management and client assets
	end of				% change
	3Q14	2Q14	4Q13	3Q13	QoQ	Ytd	YoY
Assets under management (CHF billion)
Wealth Management Clients	864.3	829.7	790.7	782.9	4.2	9.3	10.4
Corporate & Institutional Clients	266.6	261.4	250.0	241.1	2.0	6.6	10.6
Asset Management	391.1	377.1	352.3	349.0	3.7	11.0	12.1
Non-strategic	13.4	25.9	44.4	48.7	(48.3)	(69.8)	(72.5)
Assets managed across businesses [1]	(169.3)	(164.4)	(155.0)	(153.5)	3.0	9.2	10.3
Assets under management	1,366.1	1,329.7	1,282.4	1,268.2	2.7	6.5	7.7
of which continuing operations	1,366.1	1,319.6	1,253.4	1,239.3	3.5	9.0	10.2
of which discontinued operations	0.0	10.1	29.0	28.9	(100.0)	(100.0)	(100.0)
Assets under management from continuing operations	1,366.1	1,319.6	1,253.4	1,239.3	3.5	9.0	10.2
of which discretionary assets	434.5	421.0	397.6	393.3	3.2	9.3	10.5
of which advisory assets	931.6	898.6	855.8	846.0	3.7	8.9	10.1
Client assets (CHF billion)
Wealth Management Clients	988.5	953.6	904.5	895.7	3.7	9.3	10.4
Corporate & Institutional Clients	362.2	352.3	353.3	342.3	2.8	2.5	5.8
Asset Management	391.1	377.1	352.3	349.0	3.7	11.0	12.1
Non-strategic	19.4	32.8	51.8	55.9	(40.9)	(62.5)	(65.3)
Assets managed across businesses [1]	(169.3)	(164.4)	(155.0)	(153.5)	3.0	9.2	10.3
Client Assets	1,591.9	1,551.4	1,506.9	1,489.4	2.6	5.6	6.9
of which continuing operations	1,591.7	1,540.4	1,477.5	1,460.0	3.3	7.7	9.0
of which discontinued operations	0.2	11.0	29.4	29.4	(98.2)	(99.3)	(99.3)
1 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic businesses.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Net new assets
Net new assets include individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management.

Furthermore, changes due to foreign exchange-related and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.
We recorded net new assets from continuing operations of CHF 7.8 billion in 3Q14.
In our strategic portfolio, Wealth Management Clients contributed net new assets of CHF 5.1 billion in 3Q14 with continued strong inflows from emerging markets, particularly in Asia Pacific, partially offset by Western European cross-border outflows. Corporate & Institutional Clients in Switzerland reported net new assets of CHF 0.9 billion in 3Q14. Asset Management reported net new assets of CHF 3.3 billion in 3Q14, driven mainly by inflows in traditional products, including inflows from a joint venture in emerging markets, credit products and private equity investments. In our non-strategic portfolio, net asset outflows of CHF 1.4 billion reflected our exit of certain businesses, of which CHF 0.4 billion were classified as discontinued operations.

Growth in assets under management
in	3Q14	2Q14	3Q13	9M14	9M13
Growth in assets under management (CHF billion)
Net new assets from continuing operations	7.8	10.7	8.8	33.2	31.9
Net new assets from discontinued operations	(0.4)	(0.6)	(0.7)	(2.0)	(4.2)
Net new assets	7.4	10.1	8.1	31.2	27.7
of which Wealth Management Clients	5.1	7.4	3.8	23.1	17.2
of which Corporate & Institutional Clients	0.9	0.6	0.5	1.9	4.8
of which Asset Management [1]	3.3	4.1	4.4	14.3	15.5
of which non-strategic	(1.4)	(1.7)	(1.2)	(5.4)	(4.9)
of which assets managed across businesses [2]	(0.5)	(0.3)	0.6	(2.7)	(4.9)
Other effects from continuing operations	38.7	27.8	(14.9)	79.5	9.6
Other effects from discontinued operations	(9.7)	(0.7)	(21.6)	(27.0)	(19.9)
Other effects	29.0	27.1	(36.5)	52.5	(10.3)
of which Wealth Management Clients	29.5	17.4	(3.2)	50.5	7.7
of which Corporate & Institutional Clients	4.3	6.4	2.3	14.7	12.5
of which Asset Management	10.7	9.6	(1.5)	24.5	8.2
of which non-strategic	(11.1)	1.7	(33.9)	(25.6)	(31.1)
of which assets managed across businesses [2]	(4.4)	(8.0)	(0.2)	(11.6)	(7.6)
Growth in assets under management from continuing operations	46.5	38.5	(6.1)	112.7	41.5
Growth in assets under management from discontinued operations	(10.1)	(1.3)	(22.3)	(29.0)	(24.1)
Growth in assets under management	36.4	37.2	(28.4)	83.7	17.4
of which Wealth Management Clients	34.6	24.8	0.6	73.6	24.9
of which Corporate & Institutional Clients	5.2	7.0	2.8	16.6	17.3
of which Asset Management [1]	14.0	13.7	2.9	38.8	23.7
of which non-strategic	(12.5)	0.0	(35.1)	(31.0)	(36.0)
of which assets managed across businesses [2]	(4.9)	(8.3)	0.4	(14.3)	(12.5)

Growth in assets under management (continued)
in	3Q14	2Q14	3Q13	9M14	9M13
Growth in assets under management (annualized) (%)
Net new assets from continuing operations	2.4	3.3	2.8	3.5	3.6
Net new assets from discontinued operations	(15.8)	(21.1)	(5.5)	(9.2)	(10.6)
Net new assets	2.2	3.1	2.5	3.2	3.0
of which Wealth Management Clients	2.5	3.7	1.9	3.9	3.0
of which Corporate & Institutional Clients	1.4	0.9	0.8	1.0	2.9
of which Asset Management [1]	3.5	4.5	5.1	5.4	6.4
of which non-strategic	(21.6)	(26.3)	(5.7)	(16.2)	(7.7)
of which assets managed across businesses [2]	1.2	0.8	(1.6)	2.3	4.6
Other effects from continuing operations	11.7	8.7	(4.8)	8.5	1.0
Other effects from discontinued operations	(384.2)	(24.5)	(168.7)	(124.1)	(50.0)
Other effects	8.7	8.4	(11.3)	5.5	(1.1)
of which Wealth Management Clients	14.2	8.6	(1.6)	8.5	1.4
of which Corporate & Institutional Clients	6.6	10.1	3.9	7.9	7.4
of which Asset Management	11.4	10.6	(1.7)	9.3	3.3
of which non-strategic	(171.5)	26.3	(161.8)	(76.9)	(49.0)
of which assets managed across businesses [2]	10.7	20.5	0.6	10.0	7.2
Growth in assets under management continuing operations	14.1	12.0	(2.0)	12.0	4.6
Growth in assets under management from discontinued operations	(400.0)	(45.6)	(174.2)	(133.3)	(60.6)
Growth in assets under management	10.9	11.5	(8.8)	8.7	1.9
of which Wealth Management Clients	16.7	12.3	0.3	12.4	4.4
of which Corporate & Institutional Clients	8.0	11.0	4.7	8.9	10.3
of which Asset Management [1]	14.9	15.1	3.4	14.7	9.7
of which non-strategic	(193.1)	0.0	(167.5)	(93.1)	(56.7)
of which assets managed across businesses [2]	11.9	21.3	(1.0)	12.3	11.8
Growth in net new assets (rolling four-quarter average) (%)
Net new assets from continuing operations	3.0	3.1	3.3	–	–
Net new assets from discontinued operations	(6.2)	(4.1)	(8.4)	–	–
Net new assets	2.8	2.8	2.8	–	–
of which Wealth Management Clients	3.2	3.0	2.7	–	–
of which Corporate & Institutional Clients	2.4	2.3	2.7	–	–
of which Asset Management [1]	4.0	4.3	5.7	–	–
of which non-strategic	(13.1)	(7.4)	(6.7)	–	–
of which assets managed across businesses [2]	1.6	0.9	3.4	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic businesses.

Net new assets
in	3Q14	2Q14	3Q13	9M14	9M13
Net new assets (CHF billion)
Wealth Management Clients	5.1	7.4	3.8	23.1	17.2
Corporate & Institutional Clients	0.9	0.6	0.5	1.9	4.8
Asset Management	3.3	4.1	4.4	14.3	15.5
Non-strategic	(1.4)	(1.7)	(1.2)	(5.4)	(4.9)
Assets managed across businesses [1]	(0.5)	(0.3)	0.6	(2.7)	(4.9)
Net new assets	7.4	10.1	8.1	31.2	27.7
of which continuing operations	7.8	10.7	8.8	33.2	31.9
of which discontinued operations	(0.4)	(0.6)	(0.7)	(2.0)	(4.2)
1 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic businesses.

Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
During 3Q14, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.

Overview
Securities for funding and capital purposes are issued primarily by the Bank, our principal operating subsidiary and a US registrant. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements, or as desired by management to support business initiatives.
Our internal liquidity risk management framework is subject to review and monitoring by the Swiss Financial Market Supervisory Authority FINMA (FINMA), other regulators and rating agencies.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2013 for further information on liquidity and funding management.

Liquidity risk management framework
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for an extended period of time in excess of our minimum limit.
In December 2010, the BCBS issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR).
The LCR, which will be phased in beginning January 1, 2015 through January 1, 2019, addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have a stock of unencumbered high-quality liquid assets available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of the stock of high-quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS requirements, the ratio of liquid assets over net cash outflows is subject to an initial minimum requirement of 60%, which will increase by 10% for four years, reaching 100% by January 1, 2019.
The NSFR, which is expected to be introduced on January 1, 2018 following an observation period which began in 2012, establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s assets and activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and, once it becomes effective, should always be at least 100%.
Although the NSFR is not expected to be introduced until 2018 and is still subject to adjustment by the BCBS and FINMA, we began using the NSFR in 2012 as one of our primary tools, in parallel with the liquidity barometer, to monitor our structural liquidity position, plan funding and as the basis for our funds transfer pricing policy. We estimate that our NSFR under the current FINMA framework was approximately 100% as of the end of 3Q14. Our estimate is based on the definitions and methodologies outlined in the aforementioned BCBS Basel III international framework for liquidity risk measurement, standards and monitoring issued in December 2010, the Liquidity ordinance discussed below implementing the Basel III liquidity requirements into Swiss law, and other guidance and requirements of FINMA. Where requirements are unclear or left to be determined by the BCBS and FINMA, we have made our own interpretation and assumptions which may not be consistent with those of other financial institutions or what may ultimately be required by the BCBS and FINMA. The NSFR is based on regulatory metrics, the disclosure of which is not yet required, and, as such, it represents a non-GAAP financial measure.
In January 2014, the BCBS issued final LCR rules and disclosure requirements that are to be implemented as part of banks’ regular disclosures after January 1, 2015. The BCBS also proposed revisions to the NSFR, which are expected to become the minimum standard by the previously announced date of January 1, 2018.
In June 2014, the Swiss Federal Council approved proposed revisions to a liquidity ordinance, adopted in November 2012 (Liquidity ordinance), which requires Swiss banks to maintain a specified liquidity standard and implements Basel III liquidity requirements into Swiss law. The purpose of the revisions is to reflect the final Basel III LCR rules in the Liquidity ordinance. Pursuant to the revisions, all Swiss banks will be subject to an LCR requirement. Systemically relevant banks like us will be subject to an initial minimum LCR requirement of 100% beginning on January 1, 2015, while other banks will be subject to an initial 60% LCR requirement, with incremental increases by 10% per year until January 1, 2019. The revisions will enter into force on January 1, 2015. Following these revisions, beginning in 2Q14 the majority of the balance sheet usage related to a portfolio of high-quality liquid assets managed by our Treasury function and previously recorded in the Corporate Center has been allocated to the business divisions to allow for a more efficient management of their business activities from an overall Group perspective with respect to LCR and Swiss leverage requirements arising from the portfolio of assets. Prior periods have been restated for the related impact on assets and Swiss leverage exposures.
Our revised liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.

Funding sources and uses
We fund our balance sheet primarily through core customer deposits, long-term debt, including structured notes, and shareholders’ equity. We monitor the funding sources, including their concentrations, according to their currency, tenor, geography and maturity, and whether they are secured or unsecured. A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent.
Cash and due from banks and reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities.
These assets include our liquidity pool, which as of the end of 3Q14 based on our internal model was CHF 180 billion, net of a stress test level haircut. The liquidity pool consisted of CHF 58 billion of cash held at major central banks, primarily the Fed, SNB and the ECB, CHF 87 billion of securities issued by governments and government agencies, primarily of the US, Britain, France, Germany and Switzerland and CHF 35 billion of other highly liquid assets including equity securities that form part of major indices. As of September 30, 2014, our internal model included the application of a stress test level average haircut equal to approximately 33% of the market value of non-cash positions in the liquidity pool, a decrease compared to prior periods reflecting a refinement in the calculation through elimination of certain loan balances which had previously received a 100% haircut. The haircut reflects our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities.
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 18% as of the end of 3Q14 and 2Q14, reflecting an increase in loans and in deposits. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.

Our core customer deposits totaled CHF 308 billion as of the end of 3Q14 compared to CHF 295 billion as of the end of 2Q14, reflecting a stable customer deposit base in Private Banking & Wealth Management. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proved to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet and off-balance sheet” for further information.

Liquidity pool
September 30, 2014	Swiss franc	US dollar	Euro	Other currencies	Total
Liquidity pool by currencies (CHF billion)
Cash held at central banks	20.7	35.7	1.1	0.8	58.3
Government bonds	1.8	56.7	12.6	15.4	86.5	[1]
Fixed income securities	2.0	2.3	0.7	3.6	8.6
Liquid equity securities	-	19.8	-	6.6	26.4
Total liquidy pool (based on internal model)	24.5	114.5	14.4	26.4	179.8
1 Includes reverse repurchases of government bonds of CHF 39.2 billion.

Debt issuances and redemptions
Our long-term debt includes senior and subordinated debt issued in US-registered offerings and medium-term note programs, euro market medium-term note programs, stand-alone offerings, structured note programs, covered bond programs, Australian dollar domestic medium-term note programs and a Samurai shelf registration statement in Japan. As a global bank, we have access to multiple markets worldwide and our major funding centers are New York, London, Zurich and Tokyo.
We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Substantially all of our unsecured senior debt is issued without financial covenants, such as adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate the maturity of the debt. Our covered bond funding is in the form of mortgage-backed loans funded by domestic covered bonds issued through Pfandbriefbank Schweizerischer Hypothekarinstitute, one of two institutions established by a 1930 act of the Swiss Parliament to centralize the issuance of covered bonds, or from our own international covered bond program.
The table below provides information on long-term debt issuances, maturities and redemptions in 3Q14, excluding structured notes.

Debt issuances and redemptions
in 3Q14	Senior	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	14.6	–	14.6
of which unsecured	12.6		12.6
of which secured [1]	2.0	–	2.0
Maturities / Redemptions	0.7	–	0.7
of which unsecured	0.6		0.6
of which secured [1]	0.1		0.1
Excludes structured notes.
1 Includes covered bonds.

As of the end of 3Q14, we had outstanding long-term debt of CHF 164 billion, which included senior and subordinated instruments. We had CHF 46.0 billion and CHF 18.9 billion of structured notes and covered bonds outstanding, respectively, as of the end of 3Q14 compared to CHF 41.7 billion and CHF 16.8 billion, respectively, as of 2Q14.
> Refer to “Capital issuances and redemptions” in Capital management for information on issuances of capital notes, all of which constitute subordinated debt instruments.

As of the end of 3Q14, the weighted average maturity of long-term debt was 6.4 years (including certificates of deposit with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity, or in 2030 for instruments without a stated final maturity).
Short-term borrowings increased 10% to CHF 32.3 billion as of the end of 3Q14 compared to CHF 29.4 billion in 2Q14.

Credit ratings
The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 1.3 billion, CHF 3.0 billion and CHF 4.2 billion, respectively, as of the end of 3Q14, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.
As of the end of 3Q14, we were compliant with the requirements related to maintaining a specific credit rating under these derivative instruments.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2013 for further information.

Capital management
As of the end of 3Q14, our CET1 ratio was 14.3% under Basel III and 9.8% on a look-through basis. Our RWA under Basel III were CHF 292.9 billion and our Swiss leverage ratio was 4.9%.

Regulatory capital framework
Overview
Effective January 1, 2013, the Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (Swiss Requirements). Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Also, our capital metrics fluctuate during any reporting period in the ordinary course of business.
References to phase-in and look-through included herein refer to Basel III capital requirements. Phase-in reflects that, for the years 2014 – 2018, there will be a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets and participations in financial institutions) and the phase-out of an adjustment for the accounting treatment of pension plans and, for the years 2013 – 2022, there will be a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet and “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2013 for further information.

Capital structure under Basel III
The BCBS issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards are being phased in from 2013 through 2018 and are fully effective January 1, 2019 for those countries that have adopted Basel III.
> Refer to the table “Basel III phase-in requirements for Credit Suisse” for capital requirements and applicable effective dates during the phase-in period.

Under Basel III, the minimum common equity tier 1 (CET1) requirement is 4.5% of risk-weighted assets (RWA). In addition, a 2.5% CET1 capital conservation buffer is required to absorb losses in periods of financial and economic stress.

A progressive buffer between 1% and 2.5% (with a possible additional 1% surcharge) of CET1, depending on a bank’s systemic importance, is an additional capital requirement for global systemically important banks (G-SIB). The Financial Stability Board (FSB) has identified us as a G-SIB and requires us to maintain a 1.5% progressive buffer.
In addition to the CET1 requirements, there is also a requirement for 1.5% additional tier 1 capital and 2% tier 2 capital. These requirements may also be met with CET1 capital. To qualify as additional tier 1 under Basel III, capital instruments must provide for principal loss absorption through a conversion into common equity or a write-down of principal feature. The trigger for such conversion or write-down must include a CET1 ratio of at least 5.125%.

Basel III phase-in requirements for Credit Suisse
Effective January 1, for the applicable year	2014		2015		2016		2017		2018		2019
Capital ratios
CET1	4.0%	[1]	4.5%		4.5%		4.5%		4.5%		4.5%
Capital conservation buffer					0.625%	[1]	1.250%	[1]	1.875%	[1]	2.5%
Progressive buffer for G-SIB					0.375%	[1]	0.750%	[1]	1.125%	[1]	1.5%
Total CET1	4.0%		4.5%		5.5%		6.5%		7.5%		8.5%
Additional tier 1	1.5%		1.5%		1.5%		1.5%		1.5%		1.5%
Total tier 1	5.5%		6.0%		7.0%		8.0%		9.0%		10.0%
Tier 2	2.5%	[1]	2.0%		2.0%		2.0%		2.0%		2.0%
Total capital	8.0%		8.0%		9.0%		10.0%		11.0%		12.0%
Phase-in deductions from CET1 [2]	20.0%	[1]	40.0%	[1]	60.0%	[1]	80.0%	[1]	100.0%		100.0%
Capital instruments subject to phase-out	Phased out over a 10-year horizon beginning 2013 through 2022
1 Indicates phase-in period.
2 Includes goodwill, other intangible assets, certain deferred tax assets and participations in financial institutions.

Basel III further provides for a countercyclical buffer that could require banks to hold up to 2.5% of CET1 or other capital that would be available to fully absorb losses. This requirement is expected to be imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of system-wide risk.
Capital instruments that do not meet the strict criteria for inclusion in CET1 are excluded. Capital instruments that would no longer qualify as tier 1 or tier 2 capital will be phased out.

Swiss Requirements
The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks goes beyond Basel III’s minimum standards, including requiring us, as a systemically relevant bank, to have the following minimum, buffer and progressive components.
> Refer to “Swiss Requirements” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2013 for further information.
> Refer to the chart “Swiss capital and leverage ratio phase-in requirements for Credit Suisse” for Swiss capital requirements and applicable effective dates during the phase-in period.

The minimum requirement of CET1 capital is 4.5% of RWA.
The buffer requirement is 8.5% and can be met with additional CET1 capital of 5.5% of RWA and a maximum of 3% of high-trigger capital instruments. High-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below 7%.
The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business. Effective in 2014, FINMA set our progressive component requirement at 3.66% for 2019. On July 28, 2014, FINMA notified us that, effective in 2015, the progressive component requirement for 2019 will be increased from 3.66% to 4.05% due to the latest assessment of our relevant market share. The progressive component requirement may be met with CET1 capital or low-trigger capital instruments. In order to qualify, low-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below a specified percentage, the lowest of which may be 5%. In addition, until the end of 2017, the progressive component requirement may also be met with high-trigger capital instruments. Both high and low-trigger capital instruments must comply with the Basel III minimum requirements for tier 2 capital (including subordination, point-of-non-viability loss absorption and minimum maturity).
Similar to Basel III, the Swiss Requirements include a supplemental countercyclical buffer of up to 2.5% of RWA that can be activated during periods of excess credit growth. Effective September 2013, the buffer was activated and initially required banks to hold CET1 capital in the amount of 1% of their RWA pertaining to mortgages that finance residential property in Switzerland. In January 2014, upon the request of the SNB, the Swiss Federal Council increased the countercyclical buffer from 1% to 2%, effective June 30, 2014. As of the end of 3Q14, our countercyclical buffer, which applies pursuant to both Bank for International Settlements (BIS) and FINMA requirements, was CHF 299 million, which is equivalent to an additional requirement of 0.1% of CET1 capital.
In 2013, FINMA introduced increased capital charges for mortgages that finance owner occupied residential property in Switzerland (mortgage multiplier) to be phased in through January 1, 2019. The mortgage multiplier applies for purposes of both BIS and FINMA requirements.
In December 2013, FINMA issued a decree (FINMA Decree) specifying capital adequacy requirements for the Bank, on a stand-alone basis (Bank parent company), and the Bank and the Group, each on a consolidated basis, as systemically relevant institutions.
> Refer to “Capital management” in II – Treasury, risk, balance sheet and off-balance sheet in the Financial Report 1Q14 for further information on the FINMA Decree.

Beginning in 1Q14, we adjusted the presentation of our Swiss capital metrics and terminology and we now refer to Swiss Core Capital as Swiss CET1 capital and Swiss Total Capital as Swiss total eligible capital. Swiss Total Capital previously reflected the tier 1 participation securities, which were fully redeemed in 1Q14. Swiss CET1 capital consists of BIS CET1 capital and certain other Swiss adjustments. Swiss total eligible capital consists of Swiss CET1 capital, high-trigger capital instruments, low-trigger capital instruments and additional tier 1 instruments and tier 2 instruments subject to phase-out and phase-in deductions from CET1.
We must also comply with a leverage ratio applicable to Swiss systemically relevant banks (Swiss leverage ratio). This leverage ratio must be at least 24% of each of the respective minimum, buffer and progressive component requirements. Since the ratio is defined by reference to capital requirements subject to phase-in arrangements, the ratio will also be phased in.

Risk measurement models
Within the Basel framework for FINMA regulatory capital purposes, we implemented risk measurement models, including an incremental risk charge (IRC), stressed Value-at-Risk (VaR), risks not in VaR, comprehensive risk measure framework and advanced credit valuation adjustment (CVA).
FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period. In 3Q14, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Risk measurement models” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2013 for further information.
> Refer to “Market risk” in Risk management for further information on Credit Suisse’s risk measurement models and backtesting exceptions.

Regulatory developments and proposals
In June 2014, FINMA released a draft circular regarding the implementation of the leverage ratio requirements in Switzerland in response to the BCBS publication of the framework and disclosure requirements for the Basel III leverage ratio. The required Basel III leverage ratio, which seeks to measure tier 1 capital against exposure, is expected to be at least 3%. Although the effective date of the Basel III leverage ratio is not until 2018, banks will be required to disclose the ratio on a consolidated basis beginning in 2015, subject to implementation by national regulators. FINMA continued this consultation in 3Q14.

Capital issuances and redemptions
There were no capital issuances or redemptions in 3Q14.

Higher Trigger Capital Amount
The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert or be written down prior to the write down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion or write down is referred to as the Higher Trigger Capital Amount.
With respect to the capital instruments that specify a 5.125% trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 8.7 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all RWA of the Group) was 3.0%, both as of the end of 3Q14.
With respect to the capital instruments that specify a 5% trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 13.5 billion and the Higher Trigger Capital Ratio was 4.6%, both as of the end of 3Q14.
> Refer to the table “BIS statistics – Basel III – Group” for further information on the BIS statistics used to calculate such measures.
> Refer to “Capital issuances and redemptions” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2013 for further information on Higher Trigger Capital Amount.

BIS capital metrics
Regulatory capital and ratios
Our CET1 ratio was 14.3% as of the end of 3Q14, compared to 13.8% as of the end of 2Q14, reflecting an increase in CET1 capital, partially offset by an increase in RWA. Our tier 1 ratio was 16.4% as of the end of 3Q14, compared to 16.0% as of the end of 2Q14. Our total capital ratio increased to 20.1% as of the end of 3Q14 compared to 19.5% as of the end of 2Q14.
CET1 capital was CHF 41.8 billion as of the end of 3Q14 compared to CHF 39.5 billion as of the end of 2Q14, mainly reflecting a positive foreign exchange impact, net income and the net effect of share-based compensation. CET1 capital was also impacted by a quarterly dividend accrual.
Additional tier 1 capital increased to CHF 6.3 billion and tier 2 capital increased to CHF 10.6 billion as of the end of 3Q14, mainly due to the positive foreign exchange impact.
Total eligible capital was CHF 58.8 billion as of the end of 3Q14 compared to CHF 55.6 billion as of the end of 2Q14, reflecting the increases in CET1 capital, additional tier 1 capital and tier 2 capital.
We reported a look-through CET1 ratio of 9.8% as of the end of 3Q14, compared to a year-end target of 10.0% and a long-term target of 11.0%. As of the end of 3Q14, the look-through total capital ratio was 15.9%, compared to 15.4% as of the end of 2Q14.

BIS statistics – Basel III – Group
	Phase-in						Look-through
						% change				% change
end of	3Q14		2Q14	4Q13		QoQ	3Q14	2Q14	4Q13	QoQ
Eligible capital (CHF million)
Total shareholders' equity	43,864		40,944	42,164		7	43,864	40,944	42,164	7
Regulatory adjustments [1]	(669)		(362)	(1,069)		85	(669)	(362)	(1,069)	85
Adjustments subject to phase-in	(1,359)	[2]	(1,129)	1,894	[3]	20	(15,274)	(14,163)	(14,615)	8
CET1 capital	41,836		39,453	42,989		6	27,921	26,419	26,480	6
Additional tier 1 instruments	10,884	[4]	10,282	7,484		6	10,884	10,282	7,484	6
Additional tier 1 instruments subject to phase-out [5]	2,345		2,138	3,652		10	–	–	–	–
Deductions from additional tier 1 capital	(6,889)	[6]	(6,336)	(8,064)		9	–	–	–	–
Additional tier 1 capital	6,340		6,084	3,072		4	10,884	10,282	7,484	6
Total tier 1 capital	48,176		45,537	46,061		6	38,805	36,701	33,964	6
Tier 2 instruments	6,735	[7]	6,409	6,263		5	6,735	6,409	6,263	5
Tier 2 instruments subject to phase-out	4,150		3,944	4,321		5	–	–	–	–
Deductions from tier 2 capital	(248)		(253)	(357)		(2)	–	(1)	(18)	100
Tier 2 capital	10,637		10,100	10,227		5	6,735	6,408	6,245	5
Total eligible capital	58,813		55,637	56,288		6	45,540	43,109	40,209	6
Risk-weighted assets (CHF million)
Credit risk	194,293		187,967	175,631		3	187,734	181,715	167,888	3
Market risk	33,655		32,704	39,133		3	33,655	32,704	39,133	3
Operational risk	59,050		59,050	53,075		0	59,050	59,050	53,075	0
Non-counterparty risk	5,881		5,700	6,007		3	5,881	5,700	6,007	3
Risk-weighted assets	292,879		285,421	273,846		3	286,320	279,169	266,103	3
Capital ratios (%)
CET1 ratio	14.3		13.8	15.7		–	9.8	9.5	10.0	–
Tier 1 ratio	16.4		16.0	16.8		–	13.6	13.1	12.8	–
Total capital ratio	20.1		19.5	20.6		–	15.9	15.4	15.1	–
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2
Reflects 20% phase-in deductions including goodwill, other intangible assets, certain deferred tax assets and 80% of an adjustment for the accounting treatment of pension plans pursuant to phase-in requirements.

3 Includes an adjustment for the accounting treatment of pension plans pursuant to phase-in requirements and other regulatory adjustments.
4
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 6.0 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.9 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

5 Includes hybrid capital instruments that are subject to phase-out.
6
Includes 80% of goodwill and other intangible assets (CHF 6.9 billion) and other capital deductions, including gains/(losses) due to changes in own credit risks on fair valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

7
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 2.6 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.1 billion consists of capital instruments with a capital ratio write-down trigger of 5%.

BIS statistics – Basel III – Bank
	Phase-in
						% change
end of	3Q14		2Q14	4Q13		QoQ
Eligible capital (CHF million)
Total shareholders' equity	41,999		39,199	39,992		7
Regulatory adjustments [1]	(870)		(2,852)	(3,504)		(69)
Adjustments subject to phase-in	(1,679)	[2]	(1,491)	1,540	[3]	13
CET1 capital	39,450		34,856	38,028		13
Additional tier 1 instruments	10,023	[4]	9,500	6,644		6
Additional tier 1 instruments subject to phase-out [5]	2,345		2,138	3,652		10
Deductions from additional tier 1 capital	(6,231)	[6]	(5,705)	(7,219)		9
Additional tier 1 capital	6,137		5,933	3,077		3
Total tier 1 capital	45,587		40,789	41,105		12
Tier 2 instruments	6,762	[7]	6,409	6,263		6
Tier 2 instruments subject to phase-out	3,539		3,370	5,016		5
Deductions from tier 2 capital	(232)		(235)	(318)		(1)
Tier 2 capital	10,069		9,544	10,961		6
Total eligible capital	55,656		50,333	52,066		11
Risk-weighted assets (CHF million)
Credit risk	186,216		179,229	166,324		4
Market risk	33,629		32,676	39,111		3
Operational risk	59,050		59,050	53,075		0
Non-counterparty risk	5,628		5,449	5,758		3
Risk-weighted assets	284,523		276,404	264,268		3
Capital ratios (%)
CET1 ratio	13.9		12.6	14.4		–
Tier 1 ratio	16.0		14.8	15.6		–
Total capital ratio	19.6		18.2	19.7		–
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2
Reflects 20% phase-in deductions including goodwill, other intangible assets, certain deferred tax assets and 80% of an adjustment for the accounting treatment of pension plans pursuant to phase-in requirements.

3 Includes an adjustment for the accounting treatment of pension plans pursuant to phase-in requirements and other regulatory adjustments.
4
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 6.1 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.0 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

5 Includes hybrid capital instruments that are subject to phase-out.
6
Includes 80% of goodwill and other intangible assets (CHF 6.2 billion) and other capital deductions, including gains/(losses) due to changes in own credit risks on fair valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

7
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 2.6 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.1 billion consists of capital instruments with a capital ratio write-down trigger of 5%.

CET1 capital movement – Basel III
	3Q14	2Q14
CET1 capital (CHF million)
Balance at beginning of period	39,453	40,903
Net income/(loss)	1,025	(700)
Foreign exchange impact	1,499	44
Other [1]	(141)	(794)
Balance at end of period	41,836	39,453
1 Reflects the net effect of share-based compensation, a dividend accrual and a change in other regulatory adjustments.

Other regulatory disclosures
In connection with the implementation of Basel III, additional regulatory disclosures are required. Additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments that form part of the eligible capital base of the Group, G-SIB financial indicators, subsidiary regulatory reporting, reconciliation requirements, Pillar 3 disclosures and additional capital disclosures for the Bank parent company can be found on our website.
> Refer to https://www.credit-suisse.com/investors/en/regulatory_disclosures/index.jsp for additional information.

Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA that are categorized as market, credit, operational and non-counterparty risk RWA. When assessing RWA, it is not the nominal size, but the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA. Market risk RWA reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both balance sheet and off-balance sheet items. Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Under Basel III, certain regulatory capital adjustments are dependent on the level of CET1 capital (thresholds). The amount above the threshold is deducted from CET1 capital and the amount below the threshold is risk weighted. RWA subject to such threshold adjustments are included in credit risk RWA. Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty risk RWA primarily reflect the capital requirements for our premises and equipment.

Risk-weighted assets by division – Basel III
	end of			% change
	3Q14	2Q14	4Q13	QoQ
Risk-weighted assets by division (CHF million)
Private Banking & Wealth Management	106,726	103,537	95,507	3
Investment Banking	163,356	160,199	155,290	2
Corporate Center	22,797	21,685	23,049	5
Risk-weighted assets	292,879	285,421	273,846	3

Risk-weighted asset movement by risk type – Basel III
	Credit risk (excluding CVA)	Credit risk (CVA)	Market risk	Operational risk	Non- counterparty risk	Total risk- weighted assets
3Q14 (CHF million)
Balance at beginning of period	174,057	13,910	32,704	59,050	5,700	285,421
Foreign exchange impact	8,547	484	1,424	0	0	10,455
Acquisitions and disposals	(143)	0	0	0	0	(143)
Movements in risk levels	(704)	521	(557)	0	181	(559)
of which credit risk – book size [1]	(37)	550	–	–	–	–
of which credit risk – book quality [2]	(667)	(29)	–	–	–	–
Model and parameter updates [3]	297	(461)	(465)	0	0	(629)
Methodology and policy – internal [4]	(1,145)	(1,070)	549	0	0	(1,666)
Balance at end of period	180,909	13,384	33,655	59,050	5,881	292,879
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from updates to models and recalibrations of parameters.
4 Represents internal changes impacting how exposures are treated.

RWA increased 3% from CHF 285.4 billion as of the end of 2Q14 to CHF 292.9 billion as of the end of 3Q14, reflecting a significant increase resulting from the foreign exchange impact. Excluding the foreign exchange impact, credit risk and market risk decreased.
The decrease in credit risk (excluding CVA) was driven by decreases from internal methodology changes, a decrease in credit risk levels and the disposal of domestic private banking business booked in Germany, partially offset by increases in model and parameter updates. Methodology changes were mainly due to the move from a pool-based measurement approach to an individual transaction measurement approach for loans collateralized by securities within Private Banking & Wealth Management. The decrease in credit risk levels reflected a decrease in book quality in Investment Banking, primarily driven by decreases in average risk weighting for over-the-counter (OTC) derivatives in equities and lending. A slight decrease in book size reflected a securitization of an OTC derivatives portfolio in Investment Banking, which was partially offset by increases in corporate loans and loans collateralized by securities in Private Banking & Wealth Management.
The decrease in credit risk related to CVA was primarily driven by internal methodology changes relating to the improvement of the systems and processes with respect to over-the-counter (OTC) derivatives within Investment Banking. Decreases in model and parameter updates related to a time series update of the data set. These decreases were partially offset by movements in book size risk levels due to increased exposures and hedged positions, primarily in Private Banking & Wealth Management.
The decrease in market risk was primarily related to Investment Banking and was driven by movements in risk levels and model and parameter updates, partially offset by an increase due to methodology changes. Decreases in risk levels were mainly due to a reduction in trading book securitization exposures. Model and parameter updates were due to market data volatility updates. These decreases were partially offset by methodology impacts primarily driven by updates to the IRC loss given default approach relating to bonds, primarily in Investment Banking.
Operational risk remained unchanged.

Swiss capital metrics
Swiss regulatory capital and ratios
> Refer to “Swiss Requirements” for further information on Swiss regulatory requirements.

As of the end of 3Q14, our Swiss CET1 capital and Swiss total capital ratios were 14.2% and 20.0%, respectively, compared to the Swiss capital ratio phase-in requirements of 6.75% and 10.18%, respectively.
On a look-through basis, our Swiss CET1 capital was CHF 27.8 billion and our Swiss CET1 ratio was 9.7% as of the end of 3Q14. Our Swiss total eligible capital was CHF 45.4 billion and our Swiss total capital ratio was 15.8% as of the end of 3Q14, each on a look-through basis.

Swiss statistics – Basel III – Group
	Phase-in					Look-through
					% change				% change
end of	3Q14		2Q14	4Q13	QoQ	3Q14	2Q14	4Q13	QoQ
Capital development (CHF million)
CET1 capital	41,836		39,453	42,989	6	27,921	26,419	26,480	6
Swiss regulatory adjustments [1]	(126)		(161)	1,658	(22)	(135)	(175)	1,824	(23)
Swiss CET1 capital [2]	41,710		39,292	44,647	6	27,786	26,244	28,304	6
High-trigger capital instruments	8,654	[3]	8,259	7,743	5	8,654	8,259	7,743	5
Low-trigger capital instruments	8,965	[4]	8,432	6,005	6	8,965	8,432	6,005	6
Additional tier 1 and tier 2 instruments subject to phase-out [5]	6,495		6,082	–	7	–	–	–	–
Deductions from additional tier 1 and tier 2 capital [5]	(7,137)		(6,589)	–	8	–	(1)	–	100
Swiss total eligible capital [2]	58,687		55,476	58,395	6	45,405	42,934	42,052	6
Risk-weighted assets (CHF million)
Risk-weighted assets – Basel III	292,879		285,421	273,846	3	286,320	279,169	266,103	3
Swiss regulatory adjustments [6]	950		787	1,015	21	949	786	1,031	21
Swiss risk-weighted assets	293,829		286,208	274,861	3	287,269	279,955	267,134	3
Swiss capital ratios (%)
Swiss CET1 ratio	14.2		13.7	16.2	–	9.7	9.4	10.6	–
Swiss total capital ratio	20.0		19.4	21.2	–	15.8	15.3	15.7	–
1 Includes adjustments for certain unrealized gains outside the trading book and, in 4Q13, also included tier 1 participation securities, which were redeemed in 1Q14.
2 Previously referred to as Swiss Core Capital and Swiss Total Capital, respectively.
3 Consists of CHF 6.0 billion additional tier 1 instruments and CHF 2.6 billion tier 2 instruments.
4 Consists of CHF 4.9 billion additional tier 1 instruments and CHF 4.1 billion tier 2 instruments.
5 Reflects the FINMA Decree, which was effective in 1Q14.
6 Primarily includes differences in the credit risk multiplier.

Swiss statistics – Basel III – Bank
	Phase-in
					% change
end of	3Q14		2Q14	4Q13	QoQ
Capital development (CHF million)
CET1 capital	39,450		34,856	38,028	13
Swiss regulatory adjustments [1]	(104)		(96)	1,711	8
Swiss CET1 capital [2]	39,346		34,760	39,739	13
High-trigger capital instruments	8,700	[3]	8,256	7,743	5
Low-trigger capital instruments	8,085	[4]	7,653	5,164	6
Additional tier 1 and tier 2 instruments subject to phase-out [5]	5,884		5,507	–	7
Deductions from additional tier 1 and tier 2 capital [5]	(6,463)		(5,940)	–	9
Swiss total eligible capital [2]	55,552		50,236	52,646	11
Risk-weighted assets (CHF million)
Risk-weighted assets – Basel III	284,523		276,404	264,268	3
Swiss regulatory adjustments [6]	941		788	1,020	19
Swiss risk-weighted assets	285,464		277,192	265,288	3
Swiss capital ratios (%)
Swiss CET1 ratio	13.8		12.5	15.0	–
Swiss total capital ratio	19.5		18.1	19.8	–
1 Includes adjustments for certain unrealized gains outside the trading book and, in 4Q13, also included tier 1 participation securities, which were redeemed in 1Q14.
2 Previously referred to as Swiss Core Capital and Swiss Total Capital, respectively.
3 Consists of CHF 6.1 billion additional tier 1 instruments and CHF 2.6 billion tier 2 instruments.
4 Consists of CHF 4.0 billion additional tier 1 instruments and CHF 4.1 billion tier 2 instruments.
5 Reflects the FINMA Decree, which was effective in 1Q14.
6 Primarily includes differences in the credit risk multiplier.

The following table presents the Swiss Requirements for each of the relevant capital components and discloses our current capital metrics against those requirements.

Swiss capital requirements and coverage
	Group						Bank
	Capital requirements						Capital requirements
end of	Minimum component	Buffer component		Progressive component	Excess	3Q14	Minimum component	Buffer component		Progressive component	Excess	3Q14
Risk-weighted assets (CHF billion)
Swiss risk-weighted assets	–	–		–	–	293.8	–	–		–	–	285.5
2014 Swiss capital requirements [1]
Minimum Swiss total capital ratio	4.0%	4.5%	[2]	1.68%	–	10.18%	4.0%	4.5%	[2]	1.68%	–	10.18%
Minimum Swiss total eligible capital (CHF billion)	11.8	13.2		4.9	–	29.9	11.4	12.8		4.8	–	29.0
Swiss capital coverage (CHF billion)
Swiss CET1 capital	11.8	8.1		–	21.9	41.7	11.4	7.9		–	20.1	39.3
High-trigger capital instruments	–	5.1		–	3.5	8.7	–	5.0		–	3.7	8.7
Low-trigger capital instruments	–	–		4.9	4.0	9.0	–	–		4.8	3.3	8.1
Additional tier 1 and tier 2 instruments subject to phase-out	–	–		–	6.5	6.5	–	–		–	5.9	5.9
Deductions from additional tier 1 and tier 2 capital	–	–		–	(7.1)	(7.1)	–	–		–	(6.5)	(6.5)
Swiss total eligible capital	11.8	13.2		4.9	28.8	58.7	11.4	12.8		4.8	26.5	55.6
Swiss capital ratios (%)
Swiss total capital ratio	4.0%	4.5%		1.68%	9.8%	20.0%	4.0%	4.5%		1.68%	9.3%	19.5%
Rounding differences may occur.
1 The Swiss capital requirements are based on a percentage of RWA.
2 Excludes countercyclical buffer that was required as of September 30, 2013.

Swiss leverage ratio
The Swiss leverage ratio is calculated as Swiss total eligible capital, divided by a three-month average exposure, which consists of balance sheet assets, off-balance sheet exposures, consisting of guarantees and commitments, and regulatory adjustments, including cash collateral netting reversals and derivative add-ons. As of the end of 3Q14, our Swiss leverage ratio was 4.9% and the total average exposure was CHF 1,204.7 billion. As of the end of 3Q14, our total exposure was CHF 1,240 billion, compared to our target of approximately CHF 1,050 billion by end-2015, on a foreign exchange adjusted basis.
The Group’s look-through Swiss leverage ratio was 3.8% as of the end of 3Q14, compared to the current 4% requirement effective 2019, reflecting our progressive component requirement for 2014. For 2015, the Swiss leverage ratio requirement effective 2019 will be 4.09%.

Swiss leverage ratio – Group
	Phase-in				Look-through
				% change				% change
end of	3Q14	2Q14	4Q13	QoQ	3Q14	2Q14	4Q13	QoQ
Swiss total eligible capital (CHF million)
Swiss total eligible capital	58,687	55,476	58,395	6	45,405	42,934	42,052	6
Exposure (CHF million) [1]
Balance sheet assets	923,155	888,069	890,242	4	923,155	888,069	890,242	4
Off-balance sheet exposures	152,617	144,668	133,426	5	152,617	144,668	133,426	5
Regulatory adjustments	128,977	126,479	130,150	2	114,868	112,592	113,596	2
Total average exposure	1,204,749	1,159,216	1,153,818	4	1,190,640	1,145,329	1,137,264	4
Swiss leverage ratio (%)
Swiss leverage ratio	4.9	4.8	5.1	–	3.8	3.7	3.7	–
1 Calculated as the average of the month-end amounts for the previous three calendar months.

Swiss leverage ratio – Bank
	Phase-in
				% change
end of	3Q14	2Q14	4Q13	QoQ
Swiss total eligible capital (CHF million)
Swiss total eligible capital	55,552	50,236	52,646	11
Exposure (CHF million) [1]
Balance sheet assets	904,379	869,051	872,097	4
Off-balance sheet exposures	151,679	143,731	132,567	6
Regulatory adjustments	127,761	125,255	127,795	2
Total average exposure	1,183,819	1,138,037	1,132,459	4
Swiss leverage ratio (%)
Swiss leverage ratio	4.7	4.4	4.6	–
1 Calculated as the average of the month-end amounts for the previous three calendar months.

The following table presents the Swiss Requirements relating to each of the relevant capital components and discloses our current leverage metrics against those requirements.

Swiss leverage requirements and coverage
	Group					Bank
	Capital requirements					Capital requirements
end of	Minimum component	Buffer component	Progressive component	Excess	3Q14	Minimum component	Buffer component	Progressive component	Excess	3Q14
Exposure (CHF billion)
Total average exposure	–	–	–	–	1,204.7	–	–	–	–	1,183.8
2014 Swiss leverage requirements [1]
Minimum Swiss leverage ratio	0.96%	1.08%	0.40%	–	2.44%	0.96%	1.08%	0.40%	–	2.44%
Minimum Swiss leverage (CHF billion)	11.6	13.0	4.8	–	29.4	11.4	12.8	4.8	–	28.9
Swiss capital coverage (CHF billion)
Swiss CET1 capital	11.6	8.0	–	22.2	41.7	11.4	7.8	–	20.2	39.3
High-trigger capital instruments	–	5.1	–	3.6	8.7	–	5.0	–	3.7	8.7
Low-trigger capital instruments	–	–	4.8	4.1	9.0	–	–	4.8	3.3	8.1
Additional tier 1 and tier 2 instruments subject to phase-out	–	–	–	6.5	6.5	–	–	–	5.9	5.9
Deductions from additional tier 1 and tier 2 capital	–	–	–	(7.1)	(7.1)	–	–	–	(6.5)	(6.5)
Swiss total eligible capital	11.6	13.0	4.8	29.3	58.7	11.4	12.8	4.8	26.6	55.6
Swiss leverage ratio (%)
Swiss leverage ratio	0.96%	1.08%	0.40%	2.43%	4.87%	0.96%	1.08%	0.40%	2.25%	4.69%
Rounding differences may occur.
1 The leverage requirements are based on a percentage of total average exposure.

Total shareholders’ equity
Our total shareholders’ equity increased to CHF 43.9 billion as of the end of 3Q14 compared to CHF 40.9 billion as of the end of 2Q14. Total shareholders’ equity was positively impacted by foreign exchange-related movements on cumulative translation adjustments, net income and an increase to the share-based compensation obligation. These movements were partially offset by transactions relating to the hedging of share-based compensation awards.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.

Capital
	end of			% change
	3Q14	2Q14	4Q13	QoQ
Shareholders' equity (CHF million)
Common shares	64	64	64	0
Additional paid-in capital	26,851	26,655	27,853	1
Retained earnings	31,417	30,392	30,261	3
Treasury shares, at cost	(163)	(190)	(139)	(14)
Accumulated other comprehensive income/(loss)	(14,305)	(15,977)	(15,875)	(10)
Total shareholders' equity	43,864	40,944	42,164	7
Goodwill	(8,435)	(7,983)	(7,999)	6
Other intangible assets	(251)	(245)	(210)	2
Tangible shareholders' equity [1]	35,178	32,716	33,955	8
Shares outstanding (million)
Common shares issued	1,607.2	1,607.2	1,596.1	0
Treasury shares	(6.4)	(7.2)	(5.2)	(11)
Shares outstanding	1,600.8	1,600.0	1,590.9	0
Par value (CHF)
Par value	0.04	0.04	0.04	0
Book value per share (CHF)
Total book value per share	27.40	25.59	26.50	7
Goodwill per share	(5.27)	(4.99)	(5.03)	6
Other intangible assets per share	(0.15)	(0.15)	(0.13)	0
Tangible book value per share [1]	21.98	20.45	21.34	7
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk management
In 3Q14, overall position risk increased 3%, utilized economic capital increased 3%, average risk management VaR in US dollars increased 4% and gross impaired loans were stable at CHF 1.5 billion.

Economic capital and position risk
Economic capital is used as a consistent and comprehensive tool for risk management, capital management and performance measurement. It is our core Group-wide risk management tool for measuring and reporting all quantifiable risks. Economic capital measures risks in terms of economic realities rather than regulatory or accounting rules and is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given our target financial strength (our long-term credit rating).
We regularly review our economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In the event of methodology changes, prior-period balances are restated in order to show meaningful trends.
In 3Q14, there were no significant changes to the position risk methodology for risk management purposes.
For utilized economic capital used for capital management purposes, we increased our other risks charge to reflect a recalibration of our economic capital model reserve component to account for upcoming methodology changes. The net impact from the change of the model reserve component on utilized economic capital for the Group as of the end of 2Q14 was an increase of CHF 460 million, or 1.4%.
> Refer to “Economic capital and position risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2013 for further information on economic capital and position risk.

Key position risk trends
Position risk for risk management purposes as of the end of 3Q14 increased 3% compared to the end of 2Q14. Excluding the US dollar translation impact, position risk decreased 4%, mainly due to lower exposures in Latin America in emerging markets country event risk and reduced traded credit spread and interest rate exposures in fixed income trading.

Position risk
	end of				% change
	3Q14	2Q14	4Q13	3Q13	QoQ	Ytd	YoY
Position risk (CHF million)
Fixed income trading [1]	1,706	1,826	1,776	1,388	(7)	(4)	23
Equity trading & investments	1,563	1,486	1,614	1,496	5	(3)	4
Private banking corporate & retail lending	2,503	2,430	2,350	2,404	3	7	4
International lending & counterparty exposures	5,985	5,555	4,957	4,801	8	21	25
Emerging markets country event risk	1,022	1,319	1,412	1,046	(23)	(28)	(2)
Real estate & structured assets [2]	2,346	2,129	2,037	1,881	10	15	25
Simple sum across risk categories	15,125	14,745	14,146	13,016	3	7	16
Diversification benefit [3]	(2,785)	(2,722)	(2,782)	(2,360)	2	0	18
Position risk (99% confidence level for risk management purposes)	12,340	12,023	11,364	10,656	3	9	16
Prior-period balances have been restated for methodology changes in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange and commodity exposures.
2 This category comprises commercial and residential real estate (including RMBS and CMBS), asset-backed securities exposure, real estate acquired at auction and real estate fund investments.
3 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.

Compared to the end of 3Q13, position risk for risk management purposes increased 16%. Excluding the US dollar translation impact, position risk increased 11%, mainly due to new loan commitments in Investment Banking in international lending & counterparty exposures, higher risk in real estate & structured assets, mainly related to an increase in commercial mortgage-backed securities (CMBS) exposures, and increased risk in fixed income trading, primarily from higher foreign exchange exposures.
As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolios they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not wholly offset the losses or gains on the portfolios.

Economic capital
	in / end of				% change
	3Q14	2Q14	4Q13	3Q13	QoQ	Ytd	YoY
Economic capital resources (CHF million)
Look-through CET1 capital (Basel III)	27,921	26,419	26,480	26,617	6	5	5
Economic adjustments [1]	10,038	9,236	11,464	9,170	9	(12)	9
Economic capital resources	37,959	35,655	37,944	35,787	6	0	6
Utilized economic capital (CHF million)
Position risk (99.97% confidence level)	21,465	21,012	19,988	18,702	2	7	15
Operational risk	5,343	5,343	4,731	4,586	0	13	17
Other risks [2]	6,416	5,871	7,047	7,074	9	(9)	(9)
Utilized economic capital	33,224	32,226	31,766	30,362	3	5	9
Utilized economic capital by segment (CHF million)
Private Banking & Wealth Management	9,738	9,303	9,447	9,657	5	3	1
Investment Banking	21,490	20,752	20,083	18,458	4	7	16
Corporate Center [3]	2,016	2,190	2,256	2,267	(8)	(11)	(11)
Utilized economic capital - Credit Suisse [4]	33,224	32,226	31,766	30,362	3	5	9
Average utilized economic capital by segment (CHF million)
Private Banking & Wealth Management	9,520	9,371	9,552	9,768	2	0	(3)
Investment Banking	21,121	20,233	19,270	19,206	4	10	10
Corporate Center [3]	2,103	2,197	2,262	2,265	(4)	(7)	(7)
Average utilized economic capital - Credit Suisse [5]	32,725	31,782	31,064	31,218	3	5	5
Prior-period balances have been restated for methodology changes in order to show meaningful trends.
1
Includes primarily high-trigger capital instruments, adjustments to unrealized gains on owned real estate, reduced recognition of deferred tax assets and adjustments to treatment of pensions. Economic adjustments are made to Look-through CET1 capital to enable comparison between economic capital utilization and economic capital resources under the Basel III framework.

2
Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between economic capital resources and utilized economic capital, interest rate risk on treasury positions, diversification benefits, the impact from deferred share-based compensation awards and an estimate for the impacts of certain planned methodology changes.

3 Includes primarily expense risk, diversification benefits from the divisions and foreign exchange risk between economic capital resources and utilized economic capital.
4 Includes a diversification benefit of CHF 20 million, CHF 19 million, CHF 20 million and CHF 20 million as of the end of 3Q14, 2Q14, 4Q13 and 3Q13, respectively.
5 Includes a diversification benefit of CHF 19 million, CHF 19 million, CHF 20 million and CHF 21 million as of the end of 3Q14, 2Q14, 4Q13 and 3Q13, respectively.

Utilized economic capital trends
In 3Q14, our utilized economic capital increased 3% compared to the end of 2Q14. Excluding the US dollar translation impact, utilized economic capital decreased 2%, mainly due to reduced position risk in Investment Banking.
For Private Banking & Wealth Management, utilized economic capital increased 5%, mainly due to increased position risk in equity trading & investments and in private banking corporate & retail lending.
For Investment Banking, utilized economic capital increased 4%. Excluding the US dollar translation impact, utilized economic capital decreased 3%, mainly due to reduced position risk in emerging markets country event risk and fixed income trading.
For Corporate Center, utilized economic capital decreased 8%, mainly due to a decrease in the foreign exchange risk between economic capital resources and utilized economic capital.

Market risk
Trading portfolios
We primarily assume market risk through the trading activities in Investment Banking. Private Banking & Wealth Management also engages in trading activities, but to a much lesser extent. We are active in most of the principal trading markets of the world, using the majority of common trading and hedging products, including derivatives such as swaps, futures, options and structured products (some of which are customized transactions using combinations of derivatives and executed to meet specific client or proprietary needs). As a result of our broad participation in products and markets, our trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations. Risks associated with the embedded derivative elements of our structured products are actively monitored and managed on a portfolio basis as part of our overall trading portfolio and are reflected in our VaR measures.
Trading risks are measured using VaR along with a number of other risk measurement tools. VaR measures the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon at a specified confidence level. VaR relies on historical data and is considered a useful tool for estimating potential loss in normal markets in which there are no abrupt changes in market conditions. We use risk management VaR for internal risk management purposes and regulatory VaR for regulatory capital purposes. For risk management VaR, we use a one-day holding period and a 98% confidence level. This means there is a 1-in-50 chance of incurring a daily mark-to-market trading loss at least as large as the reported VaR. For regulatory VaR, we present one-day, 99% VaR, which is a ten-day VaR adjusted to a one-day holding period. Our VaR methodology is the same for both VaR measures, except for the confidence levels and holding periods. Other tools, including stress testing, are more appropriate for modeling the impact from severe market conditions.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 3Q14, there were no material changes to the VaR methodology.
For regulatory capital purposes, we operate under the Basel III market risk framework which includes an IRC, stressed VaR and, since January 1, 2013, consideration of the impact of changes in a counterparty’s credit spreads (also known as CVA).
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2013 for further information.

In order to show the aggregate market risk in our trading books, the chart entitled “Daily risk management VaR” shows the trading-related market risk on a consolidated basis.
We measure VaR in US dollars, as substantially all market risk relates to Investment Banking.
Average risk management VaR increased 4% to USD 47 million from 2Q14, driven by an increase in equity and credit spread exposures as well as higher market volatility. Compared to 3Q13, average risk management VaR increased 7%, mainly due to an increase in equity exposures, partially offset by reduced interest rate and credit spread exposures.
Period-end risk management VaR decreased 15% to USD 44 million from 2Q14, mainly reflecting reductions in equity exposures. Compared to 3Q13, period-end risk management VaR increased 13%, mainly reflecting increased equity and foreign exchange exposures.

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (CHF)
	Risk management VaR (98%)								Regulatory VaR (99%)
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total
3Q14 (CHF million)
Average	12	32	10	1	18	(30)		43	31
Minimum	10	29	6	1	14	–	[1]	38	24
Maximum	15	35	15	2	23	–	[1]	56	37
End of period	11	35	11	1	18	(34)		42	31
2Q14 (CHF million)
Average	13	30	8	2	16	(29)		40	30
Minimum	11	28	5	1	13	–	[1]	35	25
Maximum	16	33	12	3	22	–	[1]	46	36
End of period	12	32	7	2	20	(27)		46	31
3Q13 (CHF million)
Average	14	34	9	2	14	(32)		41	36
Minimum	11	31	3	1	11	–	[1]	33	27
Maximum	19	39	17	4	20	–	[1]	48	52
End of period	11	34	6	2	14	(32)		35	28
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (USD)
	Risk management VaR (98%)								Regulatory VaR (99%)
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total
3Q14 (USD million)
Average	13	35	11	1	20	(33)		47	33
Minimum	11	33	7	1	16	–	[1]	42	27
Maximum	17	37	16	3	25	–	[1]	59	39
End of period	12	36	11	1	19	(35)		44	33
2Q14 (USD million)
Average	14	34	9	2	18	(32)		45	34
Minimum	12	31	6	1	15	–	[1]	40	28
Maximum	18	37	14	3	24	–	[1]	52	41
End of period	14	36	8	3	23	(32)		52	35
3Q13 (USD million)
Average	15	36	10	2	15	(34)		44	39
Minimum	13	32	4	1	12	–	[1]	35	30
Maximum	20	42	18	4	22	–	[1]	51	54
End of period	13	37	7	2	16	(36)		39	31
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Various techniques are used to assess the accuracy of the regulatory VaR model used for trading portfolios, including backtesting. We conduct such backtesting using actual daily trading revenues. Actual daily trading revenues are compared with a regulatory 99% VaR calculated using a one-day holding period. Actual daily trading revenues for the purpose of this backtesting are defined as gains and losses arising from our trading activities, including mark-to-market gains and losses, the net cost of funding, and fees and commissions. Actual daily trading revenues do not include gains and losses resulting from valuation adjustments associated with counterparty and own credit exposures. A backtesting exception occurs when a trading loss exceeds the daily VaR estimate. We had no such backtesting exceptions in 3Q14 and in the 12-month-period through 3Q14. Since there were fewer than five backtesting exceptions in the rolling 12-month period through 2Q14, in line with BIS industry guidelines, the VaR model is deemed to be statistically valid.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR exception over four in the prior rolling 12-month period calculated using a subset of actual daily trading revenues. The subset of actual daily trading revenues is defined on a consistent basis as the gains and losses for the regulatory VaR model but excludes non-market elements such as fees, commissions, non-market-related provisions, gains and losses from intra-day trading, cancellations and terminations.
> Refer to “Risk measurement models” in Capital management – Regulatory capital framework for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.

The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 3Q14 with those for 2Q14 and 3Q13. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. We had two trading loss days in 3Q14 and no trading loss days in 2Q14.

Banking portfolios
We assume non-trading interest rate risk through interest rate-sensitive positions originated by Private Banking & Wealth Management and risk-transferred to Treasury, money market and funding activities by Treasury and the deployment of our consolidated equity as well as other activities, including market making and trading activities involving banking book positions at the divisions, primarily Investment Banking. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking & Wealth Management to Treasury on a pooled basis using replicating portfolios (approximating the re-pricing behavior of the underlying product). Treasury and certain other areas of the Group running interest rate risk positions actively manage the positions within approved limits. This risk is monitored on a daily basis.
The impact of a one basis point parallel increase of the yield curves on the fair value of interest rate-sensitive non-trading book positions would have amounted to a valuation increase of CHF 5.9 million as of the end of 3Q14, compared to a valuation increase of CHF 5.1 million as of the end of 2Q14.

Credit risk
Credit risk is the possibility of a loss being incurred by us as the result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty. In the event of a customer default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries from foreclosure, liquidation of collateral, or the restructuring of the debtor company. A change in the credit quality of a counterparty has an impact on the valuation of assets eligible for fair value measurement, with valuation changes recorded in the consolidated statements of operations.

Sources of credit risk
The majority of our credit risk is concentrated in the Wealth Management Clients and Corporate & Institutional Clients businesses within the Private Banking & Wealth Management division and in the Investment Banking division. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivatives, foreign exchange and other transactions.
Our regular review of the credit quality of clients and counterparties does not depend on the accounting treatment of the asset or commitment. We regularly review the appropriateness of allowances for credit losses. Changes in the credit quality of counterparties of loans held at fair value are reflected in valuation changes recorded directly in revenues, and therefore are not part of the impaired loans balance.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2013 for further information on credit risk.
> Refer to “Note 27 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on counterparty credit risk.

Credit risk overview
The following table represents credit risk from loans, irrevocable loan commitments and certain other contingent liabilities, loans held-for-sale, traded loans and derivative instruments before consideration of risk mitigation such as cash collateral and marketable securities or credit hedges. Irrevocable loan commitments include irrevocable credit facilities for Investment Banking and Private Banking & Wealth Management, but do not include unused credit limits which can be revoked at our sole discretion upon notice to the client.

Credit risk
	end of				% change
	3Q14	2Q14	4Q13	3Q13	QoQ	Ytd	YoY
Balance sheet (CHF million)
Gross loans	266,181	255,472	248,014	246,200	4	7	8
Loans held-for-sale	22,073	19,755	18,914	17,663	12	17	25
Traded loans	10,424	7,343	6,397	5,884	42	63	77
Derivative instruments [1]	39,416	33,057	33,665	39,129	19	17	1
Total balance sheet	338,094	315,627	306,990	308,876	7	10	9
Off-balance sheet (CHF million)
Irrevocable loan commitments [2]	119,053	108,685	96,990	96,194	10	23	24
Credit guarantees and similar instruments	4,455	4,161	4,214	12,457	7	6	(64)
Irrevocable commitments under documentary credits	5,372	4,644	5,512	5,574	16	(3)	(4)
Total off-balance sheet	128,880	117,490	106,716	114,225	10	21	13

Total credit risk	466,974	433,117	413,706	423,101	8	13	10
Before risk mitigation, for example, collateral and credit hedges.
1 Positive replacement value after netting agreements.
2 Irrevocable loan commitments do not include unused credit limits which are revocable at the Group's sole discretion upon notice to the client.

Loans
	Private Banking & Wealth Management						Investment Banking			Credit Suisse			[1]
end of	3Q14		2Q14		3Q13		3Q14	2Q14	3Q13	3Q14	2Q14	3Q13
Loans (CHF million)
Mortgages	97,842		96,915		94,369		0	0	0	97,842	96,915	94,369
Loans collateralized by securities	38,213		35,882		30,872		0	0	0	38,213	35,882	30,872
Consumer finance	5,356		5,198		5,942		241	240	287	5,597	5,438	6,229
Consumer	141,411		137,995		131,183		241	240	287	141,652	138,235	131,470
Real estate	26,968		26,573		25,628		1,344	695	860	28,312	27,268	26,488
Commercial and industrial loans	56,881		52,461		49,018		14,567	13,244	14,194	71,478	65,734	63,236
Financial institutions	7,348		7,817		7,804		13,962	13,241	14,314	21,310	21,058	22,118
Governments and public institutions	1,148		1,168		1,262		2,281	2,009	1,626	3,429	3,177	2,888
Corporate & institutional	92,345	[2]	88,019	[2]	83,712	[2]	32,154	29,189	30,994	124,529	117,237	114,730
Gross loans	233,756		226,014		214,895		32,395	29,429	31,281	266,181	255,472	246,200
of which held at fair value	238		224		231		21,360	19,673	18,792	21,598	19,897	19,023
Net (unearned income) / deferred expenses	(108)		(98)		(77)		(19)	(21)	(20)	(127)	(119)	(97)
Allowance for loan losses [3]	(646)		(673)		(723)		(161)	(144)	(146)	(811)	(821)	(871)
Net loans	233,002		225,243		214,095		32,215	29,264	31,115	265,243	254,532	245,232
Impaired loans (CHF million)
Non-performing loans	612		613		645		239	234	246	854	851	893
Non-interest-earning loans	315		286		301		0	0	1	315	286	302
Total non-performing and non-interest-earning loans	927		899		946		239	234	247	1,169	1,137	1,195
Restructured loans	159		83		0		3	0	19	162	83	19
Potential problem loans	146		252		324		9	0	0	155	252	324
Total other impaired loans	305		335		324		12	0	19	317	335	343
Gross impaired loans [3]	1,232		1,234		1,270		251	234	266	1,486	1,472	1,538
of which loans with a specific allowance	1,079		1,097		1,189		245	219	239	1,327	1,320	1,430
of which loans without a specific allowance	153		137		81		6	15	27	159	152	108
Allowance for loan losses (CHF million)
Balance at beginning of period [3]	673		719		757		144	143	141	821	866	900
Change in scope of consolidation	0		0		(1)		0	0	0	0	0	(1)
Net movements recognized in statements of operations	24		24		34		3	(2)	9	27	22	43
Gross write-offs	(71)		(91)		(72)		(5)	(1)	(1)	(76)	(92)	(73)
Recoveries	6		18		10		2	1	2	8	19	12
Net write-offs	(65)		(73)		(62)		(3)	0	1	(68)	(73)	(61)
Provisions for interest	1		0		4		5	3	3	6	3	7
Foreign currency translation impact and other adjustments, net	13		3		(9)		12	0	(8)	25	3	(17)
Balance at end of period [3]	646		673		723		161	144	146	811	821	871
of which individually evaluated for impairment	473		500		536		127	109	109	604	613	647
of which collectively evaluated for impairment	173		173		187		34	35	37	207	208	224
Loan metrics (%)
Total non-performing and non-interest-earning loans / Gross loans [4]	0.4		0.4		0.4		2.2	2.4	2.0	0.5	0.5	0.5
Gross impaired loans / Gross loans [4]	0.5		0.5		0.6		2.3	2.4	2.1	0.6	0.6	0.7
Allowance for loan losses / Total non-performing and non-interest-earning loans [3]	69.7		74.9		76.4		67.4	61.5	59.1	69.4	72.2	72.9
Allowance for loan losses / Gross impaired loans [3]	52.4		54.5		56.9		64.1	61.5	54.9	54.6	55.8	56.6
1 Includes Corporate Center, in addition to Private Banking & Wealth Management and Investment Banking.
2
Includes loans secured by financial collateral and mortgages. The value of financial collateral and mortgages, considered up to the amount of the related loans, was CHF 75,504 million, CHF 72,316 million and CHF 65,953 million as of the end of 3Q14, 2Q14 and 3Q13, respectively.

3 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value.
4 Excludes loans carried at fair value.

Loan exposure
Compared to the end of 2Q14, gross loans increased CHF 10.7 billion to CHF 266.2 billion. In Private Banking & Wealth Management, gross loans were CHF 233.8 billion, up CHF 7.7 billion from 2Q14, reflecting increased lending driven by commercial and industrial loans, loans collateralized by securities, residential mortgages and the US dollar translation impact, partially offset by lower loans to financial institutions. Gross loans in Investment Banking increased CHF 3.0 billion to CHF 32.4 billion, primarily reflecting the US dollar translation impact and an increase in loans to the real estate sector.
Gross impaired loans were stable at CHF 1.5 billion. In Private Banking & Wealth Management, gross impaired loans were stable at CHF 1,232 million and mainly reflected the restructuring of potential problem loans. In Investment Banking, gross impaired loans increased CHF 17 million to CHF 251 million, mainly related to the US dollar translation impact. An increase from a new potential problem loan was offset by the repayment of a non-performing loan.
We recorded net provisions for credit losses of CHF 59 million in 3Q14, compared to CHF 18 million in 2Q14, with net provisions of CHF 36 million in Investment Banking and CHF 25 million in Private Banking & Wealth Management.
Compared to the end of 3Q13, gross loans increased 8%. An increase in Private Banking & Wealth Management of 9% was primarily due to higher commercial and industrial loans, an increase in loans collateralized by securities, higher residential mortgages, higher loans to the real estate sector and the US dollar translation impact, partially offset by a decrease in consumer finance and lower loans to financial institutions. In Investment Banking, an increase of 4% was driven by the US dollar translation impact and higher loans to governments and public institutions and to the real estate sector, partially offset by lower loans to financial institutions and a decrease in commercial and industrial loans. Gross impaired loans decreased 3% driven by decreases in potential problem and non-performing loans in Private Banking & Wealth Management, mainly due to write-offs and the restructuring of loans, and lower restructured loans in Investment Banking, partially offset by increases in restructured loans in Private Banking & Wealth Management and higher potential problem loans in Investment Banking.

Selected European credit risk exposures
The scope of our disclosure of European credit risk exposure includes all countries of the EU which are rated below AA or its equivalent by at least one of the three major rating agencies and where our gross exposure exceeds our quantitative threshold of EUR 0.5 billion. We believe this external rating is a useful measure in determining the financial ability of countries to meet their financial obligations, including giving an indication of vulnerability to adverse business, financial and economic conditions.

Monitoring of selected European credit risk exposures
Our credit risk exposure to these European countries is managed as part of our risk management process. The Group makes use of country limits and performs scenario analyses on a regular basis, which include analyses on our indirect sovereign credit risk exposures from our exposures to selected European financial institutions. This assessment of indirect sovereign credit risk exposures includes analysis of publicly available disclosures of counterparties’ exposures to the European countries within the defined scope of our disclosure. We monitor the concentration of collateral underpinning our over-the-counter (OTC) derivative and reverse repurchase agreement exposures through monthly reporting. We also monitor the impact of sovereign rating downgrades on collateral eligibility. Strict limits on sovereign collateral from G-7 and non-G-7 countries are monitored monthly. Similar disclosure is part of our regular risk reporting to regulators.

Presentation of selected European credit risk exposures
The basis for the presentation of the country exposure is our internal risk domicile view. The risk domicile view is based on the domicile of the legal counterparty, i.e., it may include exposure to a legal entity domiciled in the reported country where its parent is located outside of the country.
The credit risk exposure in the table and the related description of developments is presented on a risk-based view before deduction of any related allowance for loan losses. We present our credit risk exposure and related risk mitigation for the following distinct categories:

– Gross credit risk exposure includes the principal amount of loans drawn, letters of credit issued and undrawn portions of committed facilities, the positive replacement value (PRV) of derivative instruments after consideration of legally enforceable netting agreements, the notional value of investments in money market funds and the market values of securities financing transactions and the debt cash trading portfolio (short-term securities) netted at issuer level.
– Risk mitigation includes credit default swaps (CDS) and other hedges, at their net notional amount, guarantees, insurance and collateral (primarily cash, securities and, to a lesser extent, real estate, mainly for Private Banking & Wealth Management exposure to corporates & other). Collateral values applied for the calculation of the net exposure are determined in accordance with our risk management policies and reflect applicable margining considerations.
– Net credit risk exposure represents gross credit risk exposure net of risk mitigation.
– Inventory represents the long inventory positions in trading and non-trading physical debt and synthetic positions, each at market value, all netted at issuer level. Physical debt is non-derivative debt positions (e.g., bonds), and synthetic positions are created through OTC contracts (e.g., CDS purchased and/or sold and total return swaps (TRS)).

Selected European credit risk exposures
	Gross credit risk exposure	Risk mitigation			Net credit risk exposure	Inventory	[2]			Total credit risk exposure
end of 3Q14		CDS	Other	[1]				Net synthetic inventory	[3]	Gross	Net
Croatia (EUR billion)
Sovereigns	0.5	0.0	0.4		0.1	0.0		(0.1)		0.5	0.1
Total	0.5	0.0	0.4		0.1	0.0		(0.1)		0.5	0.1
Cyprus (EUR billion)
Corporates & other	0.7	0.0	0.7		0.0	0.0		0.0		0.7	0.0
Total	0.7	0.0	0.7		0.0	0.0		0.0		0.7	0.0
Greece (EUR billion)
Financial institutions	0.1	0.0	0.1		0.0	0.0		0.0		0.1	0.0
Corporates & other	0.7	0.0	0.7		0.0	0.0		0.0		0.7	0.0
Total	0.8	0.0	0.8		0.0	0.0		0.0		0.8	0.0
Ireland (EUR billion)
Financial institutions	1.2	0.0	0.6		0.6	0.1		0.0		1.3	0.7
Corporates & other	0.8	0.0	0.7		0.1	0.0		0.0		0.8	0.1
Total	2.0	0.0	1.3		0.7	0.1		0.0		2.1	0.8
Italy (EUR billion)
Sovereigns	4.0	3.2	0.4		0.4	0.1		(0.3)		4.1	0.5
Financial institutions	1.5	0.0	0.9		0.6	0.2		0.1		1.7	0.8
Corporates & other	2.7	0.2	2.0		0.5	0.1		(0.2)		2.8	0.6
Total	8.2	3.4	3.3		1.5	0.4		(0.4)		8.6	1.9
Portugal (EUR billion)
Sovereigns	0.1	0.0	0.1		0.0	0.0		0.0		0.1	0.0
Financial institutions	0.1	0.0	0.1		0.0	0.1		0.0		0.2	0.1
Corporates & other	0.1	0.0	0.1		0.0	0.1		0.0		0.2	0.1
Total	0.3	0.0	0.3		0.0	0.2		0.0		0.5	0.2
Spain (EUR billion)
Sovereigns	0.0	0.0	0.0		0.0	0.2		0.1		0.2	0.2
Financial institutions	0.8	0.0	0.4		0.4	0.5		0.2		1.3	0.9
Corporates & other	1.9	0.1	1.3		0.5	0.1		(0.1)		2.0	0.6
Total	2.7	0.1	1.7		0.9	0.8		0.2		3.5	1.7
Total (EUR billion)
Sovereigns	4.6	3.2	0.9		0.5	0.3		(0.3)		4.9	0.8
Financial institutions	3.7	0.0	2.1		1.6	0.9		0.3		4.6	2.5
Corporates & other	6.9	0.3	5.5		1.1	0.3		(0.3)		7.2	1.4
Total	15.2	3.5	8.5		3.2	1.5		(0.3)		16.7	4.7
1 Includes other hedges (derivative instruments), guarantees, insurance and collateral.
2 Represents long inventory positions netted at issuer level.
3 Substantially all of which results from CDS; represents long positions net of short positions.

CDS presented in the risk mitigation column are purchased as a direct hedge to our OTC exposure and the risk mitigation impact is considered to be the notional amount of the contract for risk purposes, with the mark-to-market fair value of CDS risk-managed against the protection provider. Net notional amounts of CDS reflect the notional amount of CDS protection purchased less the notional amount of CDS protection sold and are based on the origin of the CDS reference credit, rather than that of the CDS counterparty. CDS included in the inventory column represent contracts recorded in our trading books that are hedging the credit risk of the instruments included in the inventory column and are disclosed on the same basis as the value of the fixed income instrument they are hedging.
We do not have any tranched CDS positions on these European countries and only an insignificant amount of indexed credit derivatives is included in inventory.
The credit risk of CDS contracts themselves, i.e., the risk that the CDS counterparty will not perform in the event of a default, is managed separately from the credit risk of the reference credit. To mitigate such credit risk, all CDS contracts are collateralized and executed with counterparties with whom we have an enforceable International Swaps and Derivatives Association (ISDA) master agreement that provides for daily margining.

Development of selected European credit risk exposures
On a gross basis, before taking into account risk mitigation, our risk-based sovereign credit risk exposure to Croatia, Cyprus, Greece, Ireland, Italy, Portugal and Spain as of the end of 3Q14 was EUR 4.9 billion, up from EUR 4.8 billion as of the end of 2Q14. Our net exposure to these sovereigns was EUR 0.8 billion, down from EUR 1.0 billion compared to the end of 2Q14. Our non-sovereign risk-based credit risk exposure in these countries as of the end of 3Q14 included net exposure to financial institutions of EUR 2.5 billion and to corporates and other counterparties of EUR 1.4 billion, compared to EUR 2.8 billion and EUR 1.6 billion, respectively, as of the end of 2Q14. A significant majority of the purchased credit protection is transacted with banks outside of the disclosed countries. For credit protection purchased from banks in the disclosed countries, such credit risk is reflected in the gross and net exposure to each respective country.

Sovereign debt rating developments
In 3Q14, the long-term sovereign debt ratings of the countries listed in the table were affected as follows: Standard & Poor’s increased Greece’s rating to B from B–. Fitch decreased Croatia’s rating to BB from BB+, increased Greece’s rating to B from B– and increased Ireland’s rating to A– from BBB+. Moody’s increased Greece’s rating to Caa1 from Caa3 and Portugal’s rating to Ba1 from Ba2. The rating changes did not have a significant impact on the Group’s financial position, result of operations, liquidity or capital resources.

Operational risk
Effective January 1, 2014, we have implemented a revised FINMA-approved internal advanced measurement approach (AMA) model to calculate the regulatory capital requirement for operational risk. The AMA capital calculation includes all litigation-related provisions and also an add-on component relating to the aggregate range of the reasonably possible litigation losses that are disclosed in our financial statements but are not covered by existing provisions.
> Refer to “Operational risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2013 for further information on the revised AMA model used for regulatory capital calculation.

Following the changes in 2Q14, capital required for operational risk in 3Q14 remained stable with no updates to the AMA model.

Balance sheet and off-balance sheet
Total assets were CHF 954.4 billion, total liabilities were CHF 909.4 billion and total equity was CHF 45.0 billion. Both total assets and total liabilities were up 7% for the quarter due to the foreign exchange translation impact and higher operating activities. The majority of our transactions are recorded on our balance sheet, however, we also enter into transactions that give rise to both on and off-balance sheet exposure.

Balance sheet summary
	end of				% change
	3Q14	2Q14	4Q13	3Q13	QoQ	Ytd	YoY
Assets (CHF million)
Cash and due from banks	78,119	66,469	68,692	69,600	18	14	12
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	187,261	165,744	160,022	161,876	13	17	16
Trading assets	245,829	235,427	229,413	244,422	4	7	1
Net loans	265,243	254,532	247,054	245,232	4	7	8
Brokerage receivables	61,519	56,309	52,045	56,699	9	18	9
All other assets	116,391	113,099	115,580	117,340	3	1	(1)
Total assets	954,362	891,580	872,806	895,169	7	9	7
Liabilities and equity (CHF million)
Due to banks	30,548	26,701	23,108	27,481	14	32	11
Customer deposits	363,220	346,296	333,089	328,244	5	9	11
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	89,905	88,066	94,032	94,193	2	(4)	(5)
Trading liabilities	77,902	75,129	76,635	92,350	4	2	(16)
Long-term debt	163,676	143,827	130,042	128,821	14	26	27
Brokerage payables	76,708	68,842	73,154	78,445	11	5	(2)
All other liabilities	107,452	100,692	95,580	96,624	7	12	11
Total liabilities	909,411	849,553	825,640	846,158	7	10	7
Total shareholders' equity	43,864	40,944	42,164	42,162	7	4	4
Noncontrolling interests	1,087	1,083	5,002	6,849	0	(78)	(84)
Total equity	44,951	42,027	47,166	49,011	7	(5)	(8)

Total liabilities and equity	954,362	891,580	872,806	895,169	7	9	7

Balance sheet
Total assets were CHF 954.4 billion as of the end of 3Q14, up CHF 62.8 billion, or 7%, from the end of 2Q14, reflecting the foreign exchange translation impact and an increase from operating activities. Excluding the foreign exchange translation impact, total assets increased CHF 18.1 billion.
Compared to the end of 2Q14, central bank funds sold, securities purchased under resale agreements and securities borrowing transactions increased CHF 21.5 billion, or 13%, mainly driven by the foreign exchange translation impact and an increase in customer reverse repurchase transactions, partially offset by a decrease in cash collateral for securities borrowings to customers. Cash and due from banks increased CHF 11.7 billion, or 18%, mainly driven by a higher cash position placed at the Federal Reserve Bank of New York. Net loans increased CHF 10.7 billion, or 4%, primarily reflecting increased lending driven by commercial and industrial loans, loans collateralized by securities and residential mortgages in Private Banking & Wealth Management and an increase in loans to the real estate sector in Investment Banking as well as the foreign exchange translation impact. Trading assets increased CHF 10.4 billion, or 4%, mainly reflecting the foreign exchange translation impact and an increase in derivatives instruments, partially offset by lower equity securities. Brokerage receivables increased CHF 5.2 billion, or 9%, mainly driven by the foreign exchange translation impact and an increase in margin lending balances in the prime services business. All other assets increased CHF 3.3 billion, or 3%, largely reflecting the foreign exchange translation impact.
Total liabilities were CHF 909.4 billion as of the end of 3Q14, up CHF 59.8 billion, or 7%, from the end of 2Q14, driven by the foreign exchange translation impact and an increase from operating activities. Excluding the foreign exchange translation impact, total liabilities increased CHF 16.4 billion.
Compared to the end of 2Q14, long-term debt increased CHF 19.8 billion, or 14%, primarily driven by new issuances of senior treasury debt and structured notes as well as the foreign exchange translation impact, partially offset by maturing of senior debt. Customer deposits increased CHF 16.9 billion, or 5%, mainly driven by the foreign exchange translation impact, an increase in demand and time customer deposits and an increase in investment accounts due to higher cash deposits accounts related to Swiss and German commercial and public customers. Brokerage payables were up by CHF 7.9 billion, or 11%, mainly reflecting the foreign exchange translation impact, higher margin lending balances primarily in the prime services business, higher futures balances and higher brokerage customer balances. Due to banks increased CHF 3.8 billion, or 14%, mainly driven by an increase in time deposits with banks. Trading liabilities increased CHF 2.8 billion, or 4%, mainly reflecting the foreign exchange translation impact. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions increased CHF 1.8 billion, or 2%, driven by the foreign exchange translation impact, partially offset by a decrease in repurchase transactions. All other liabilities increased CHF 6.8 billion, or 7%, largely reflecting the foreign exchange translation impact.
> Refer to “Funding sources and uses” in Liquidity and funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.

Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Liquidity and funding management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2013 and “Note 25 – Guarantees and commitments” and “Note 29 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

Consolidated statements of operations (unaudited)
Consolidated statements of comprehensive income (unaudited)
Consolidated balance sheets (unaudited)
Consolidated balance sheets (unaudited) (continued)
Consolidated statements of changes in equity (unaudited)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of cash flows (unaudited)
Consolidated statements of cash flows (unaudited) (continued)
Supplemental cash flow information (unaudited)
1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments
4 Discontinued operations
5 Segment information
6 Net interest income
7 Commissions and fees
8 Trading revenues
9 Other revenues
10 Provision for credit losses
11 Compensation and benefits
12 General and administrative expenses
13 Earnings per share
14 Trading assets and liabilities
15 Investment securities
16 Loans, allowance for loan losses and credit quality
17 Other assets and other liabilities
18 Long-term debt
19 Accumulated other comprehensive income and additional share information
20 Offsetting of financial assets and financial liabilities
21 Tax
22 Employee deferred compensation
23 Pension and other post-retirement benefits
24 Derivatives and hedging activities
25 Guarantees and commitments
26 Transfers of financial assets and variable interest entities
27 Financial instruments
28 Assets pledged and collateral
29 Litigation
30 Subsidiary guarantee information

Report of Independent Registered Public Accounting Firm
to the Board of Directors of

Credit Suisse Group AG, Zurich

We have reviewed the accompanying condensed consolidated balance sheets of Credit Suisse Group AG and subsidiaries (the “Group”) as of September 30, 2014 and 2013 and the related condensed consolidated statements of operations, changes in equity and comprehensive income for the three and nine-month periods ended September 30, 2014 and 2013 and the related condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2014 and 2013. These condensed consolidated financial statements are the responsibility of the Group's management.
We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.
We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Group as of December 31, 2013, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated April 3, 2014, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2013, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG AG

Simon Ryder                Anthony Anzevino

Licensed Audit Expert   Global Lead Partner

Zurich, Switzerland

October 31, 2014

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Condensed consolidated financial statements – unaudited

Consolidated statements of operations (unaudited)
in	3Q14	2Q14	3Q13	9M14	9M13
Consolidated statements of operations (CHF million)
Interest and dividend income	4,520	5,690	4,441	14,655	15,483
Interest expense	(2,376)	(3,104)	(2,519)	(7,747)	(9,115)
Net interest income	2,144	2,586	1,922	6,908	6,368
Commissions and fees	3,254	3,309	3,015	9,838	9,801
Trading revenues	904	197	272	1,739	2,444
Other revenues	276	371	467	1,385	1,104
Net revenues	6,578	6,463	5,676	19,870	19,717
Provision for credit losses	59	18	41	111	114
Compensation and benefits	2,747	2,973	2,532	8,713	8,449
General and administrative expenses	2,041	3,441	1,771	7,172	5,376
Commission expenses	393	377	422	1,139	1,349
Total other operating expenses	2,434	3,818	2,193	8,311	6,725
Total operating expenses	5,181	6,791	4,725	17,024	15,174
Income/(loss) from continuing operations before taxes	1,338	(346)	910	2,735	4,429
Income tax expense	366	307	368	1,216	1,339
Income/(loss) from continuing operations	972	(653)	542	1,519	3,090
Income/(loss) from discontinued operations, net of tax	106	(9)	150	112	147
Net income/(loss)	1,078	(662)	692	1,631	3,237
Net income attributable to noncontrolling interests	53	38	238	447	435
Net income/(loss) attributable to shareholders	1,025	(700)	454	1,184	2,802
of which from continuing operations	919	(691)	304	1,072	2,655
of which from discontinued operations	106	(9)	150	112	147
Basic earnings per share (CHF)
Basic earnings/(loss) per share from continuing operations	0.55	(0.45)	0.17	0.61	1.48
Basic earnings/(loss) per share from discontinued operations	0.06	(0.01)	0.09	0.07	0.09
Basic earnings/(loss) per share	0.61	(0.46)	0.26	0.68	1.57
Diluted earnings per share (CHF)
Diluted earnings/(loss) per share from continuing operations	0.55	(0.45)	0.17	0.61	1.47
Diluted earnings/(loss) per share from discontinued operations	0.06	(0.01)	0.09	0.07	0.08
Diluted earnings/(loss) per share	0.61	(0.46)	0.26	0.68	1.55

Consolidated statements of comprehensive income (unaudited)
in	3Q14	2Q14	3Q13	9M14	9M13
Comprehensive income (CHF million)
Net income/(loss)	1,078	(662)	692	1,631	3,237
Gains/(losses) on cash flow hedges	(15)	12	20	14	7
Foreign currency translation	1,726	65	(1,204)	1,518	(443)
Unrealized gains/(losses) on securities	(9)	12	0	11	(21)
Actuarial gains/(losses)	48	42	57	125	208
Net prior service credit/(cost)	0	(22)	(22)	(42)	(80)
Other comprehensive income/(loss), net of tax	1,750	109	(1,149)	1,626	(329)
Comprehensive income/(loss)	2,828	(553)	(457)	3,257	2,908
Comprehensive income attributable to noncontrolling interests	131	41	67	503	382
Comprehensive income/(loss) attributable to shareholders	2,697	(594)	(524)	2,754	2,526

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	3Q14	2Q14	4Q13	3Q13
Assets (CHF million)
Cash and due from banks	78,119	66,469	68,692	69,600
of which reported at fair value	347	724	527	278
of which reported from consolidated VIEs	1,385	916	952	1,263
Interest-bearing deposits with banks	1,211	1,749	1,515	1,664
of which reported at fair value	0	309	311	367
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	187,261	165,744	160,022	161,876
of which reported at fair value	108,076	86,586	96,587	91,288
of which reported from consolidated VIEs	1,292	1,224	1,959	1,848
Securities received as collateral, at fair value	22,246	21,611	22,800	24,640
of which encumbered	17,229	16,737	17,964	20,147
Trading assets, at fair value	245,829	235,427	229,413	244,422
of which encumbered	72,816	75,778	72,976	74,930
of which reported from consolidated VIEs	3,793	3,439	3,610	3,925
Investment securities	2,484	3,323	2,987	2,768
of which reported at fair value	2,484	3,323	2,987	2,768
of which reported from consolidated VIEs	48	59	100	126
Other investments	8,275	7,709	10,329	11,082
of which reported at fair value	5,529	5,252	7,596	8,183
of which reported from consolidated VIEs	2,044	1,928	1,983	2,049
Net loans	265,243	254,532	247,054	245,232
of which reported at fair value	21,598	19,897	19,457	19,023
of which encumbered	235	92	638	546
of which reported from consolidated VIEs	1,659	2,008	4,207	4,659
allowance for loan losses	(811)	(821)	(869)	(871)
Premises and equipment	4,875	4,811	5,091	5,287
of which reported from consolidated VIEs	523	495	513	524
Goodwill	8,435	7,983	7,999	8,114
Other intangible assets	251	245	210	210
of which reported at fair value	69	66	42	35
Brokerage receivables	61,519	56,309	52,045	56,699
Other assets	68,614	64,689	63,065	63,529
of which reported at fair value	32,332	31,273	31,518	31,679
of which encumbered	238	439	722	731
of which reported from consolidated VIEs	14,386	13,815	14,330	14,102
Assets of discontinued operations held-for-sale	0	979	1,584	46
Total assets	954,362	891,580	872,806	895,169

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	3Q14	2Q14	4Q13	3Q13
Liabilities and equity (CHF million)
Due to banks	30,548	26,701	23,108	27,481
of which reported at fair value	885	998	1,450	1,820
Customer deposits	363,220	346,296	333,089	328,244
of which reported at fair value	3,356	3,229	3,252	3,657
of which reported from consolidated VIEs	215	269	265	212
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	89,905	88,066	94,032	94,193
of which reported at fair value	64,269	60,529	76,104	78,095
Obligation to return securities received as collateral, at fair value	22,246	21,611	22,800	24,640
Trading liabilities, at fair value	77,902	75,129	76,635	92,350
of which reported from consolidated VIEs	12	16	93	95
Short-term borrowings	32,310	29,426	20,193	20,094
of which reported at fair value	7,066	7,132	6,053	6,025
of which reported from consolidated VIEs	10,310	8,733	4,286	4,747
Long-term debt	163,676	143,827	130,042	128,821
of which reported at fair value	75,243	70,217	63,369	61,874
of which reported from consolidated VIEs	12,220	11,857	12,992	13,715
Brokerage payables	76,708	68,842	73,154	78,445
Other liabilities	52,896	48,913	51,447	51,884
of which reported at fair value	19,405	20,009	21,973	22,991
of which reported from consolidated VIEs	738	859	710	1,033
Liabilities of discontinued operations held-for-sale	0	742	1,140	6
Total liabilities	909,411	849,553	825,640	846,158
Common shares	64	64	64	64
Additional paid-in capital	26,851	26,655	27,853	27,503
Retained earnings	31,417	30,392	30,261	30,859
Treasury shares, at cost	(163)	(190)	(139)	(85)
Accumulated other comprehensive income/(loss)	(14,305)	(15,977)	(15,875)	(16,179)
Total shareholders' equity	43,864	40,944	42,164	42,162
Noncontrolling interests	1,087	1,083	5,002	6,849
Total equity	44,951	42,027	47,166	49,011

Total liabilities and equity	954,362	891,580	872,806	895,169

end of	3Q14	2Q14	4Q13	3Q13
Additional share information
Par value (CHF)	0.04	0.04	0.04	0.04
Authorized shares [1]	2,299,616,660	2,299,616,660	2,269,616,660	2,269,616,660
Common shares issued	1,607,168,947	1,607,168,947	1,596,119,349	1,595,433,898
Treasury shares	(6,355,450)	(7,196,146)	(5,183,154)	(3,032,833)
Shares outstanding	1,600,813,497	1,599,972,801	1,590,936,195	1,592,401,065
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
3Q14 (CHF million)
Balance at beginning of period	64	26,655		30,392	(190)	(15,977)	40,944	1,083	42,027
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(129)	(129)
Net income/(loss)	–	–		1,025	–	–	1,025	53	1,078
Total other comprehensive income/(loss), net of tax	–	–		–	–	1,672	1,672	78	1,750
Sale of treasury shares	–	(5)		–	3,121	–	3,116	–	3,116
Repurchase of treasury shares	–	–		–	(3,114)	–	(3,114)	–	(3,114)
Share-based compensation, net of tax	–	303	[3]	–	20	–	323	–	323
Financial instruments indexed to own shares [4]	–	(102)		–	–	–	(102)	–	(102)
Change in scope of consolidation, net	–	–		–	–	–	–	2	2
Balance at end of period	64	26,851		31,417	(163)	(14,305)	43,864	1,087	44,951
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Includes a net tax charge of CHF (36) million from the excess recognized compensation expense over fair value of shares delivered.
4
The Group had purchased certain call options on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
2Q14 (CHF million)
Balance at beginning of period	64	28,406	31,092	(249)	(16,083)	43,230	1,052	44,282
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(126)	(126)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	14	14
Net income/(loss)	–	–	(700)	–	–	(700)	38	(662)
Total other comprehensive income/(loss), net of tax	–	–	–	–	106	106	3	109
Issuance of common shares	–	297	–	–	–	297	–	297
Sale of treasury shares	–	(6)	–	2,140	–	2,134	–	2,134
Repurchase of treasury shares	–	–	–	(2,767)	–	(2,767)	–	(2,767)
Share-based compensation, net of tax	–	(1,058)	–	686	–	(372)	–	(372)
Financial instruments indexed to own shares	–	193	–	–	–	193	–	193
Dividends paid	–	(1,177)	–	–	–	(1,177)	(5)	(1,182)
Change in scope of consolidation, net	–	–	–	–	–	–	107	107
Balance at end of period	64	26,655	30,392	(190)	(15,977)	40,944	1,083	42,027
3Q13 (CHF million)
Balance at beginning of period	64	27,196	30,405	(62)	(15,201)	42,402	7,005	49,407
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(212)	(212)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	59	59
Net income/(loss)	–	–	454	–	–	454	241	695
Total other comprehensive income/(loss), net of tax	–	–	–	–	(978)	(978)	(171)	(1,149)
Issuance of common shares	–	30	–	–	–	30	–	30
Sale of treasury shares	–	1	–	1,794	–	1,795	–	1,795
Repurchase of treasury shares	–	–	–	(1,819)	–	(1,819)	–	(1,819)
Share-based compensation, net of tax	–	280	–	2	–	282	–	282
Financial instruments indexed to own shares	–	(1)	–	–	–	(1)	–	(1)
Dividends paid	–	–	–	–	–	–	(17)	(17)
Changes in redeemable noncontrolling interests	–	(3)	–	–	–	(3)	–	(3)
Other	–	–	–	–	–	–	(56)	(56)
Balance at end of period	64	27,503	30,859	(85)	(16,179)	42,162	6,849	49,011

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
9M14 (CHF million)
Balance at beginning of period	64	27,853		30,261	(139)	(15,875)	42,164	5,002	47,166
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	238		–	–	–	238	(2,067)	(1,829)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	35	35
Net income/(loss)	–	–		1,184	–	–	1,184	447	1,631
Total other comprehensive income/(loss), net of tax	–	–		–	–	1,570	1,570	56	1,626
Issuance of common shares	–	297		–	–	–	297	–	297
Sale of treasury shares	–	(8)		–	7,157	–	7,149	–	7,149
Repurchase of treasury shares	–	–		–	(7,906)	–	(7,906)	–	(7,906)
Share-based compensation, net of tax	–	(444)	[3]	–	725	–	281	–	281
Financial instruments indexed to own shares [4]	–	91		–	–	–	91	–	91
Dividends paid	–	(1,177)	[5]	(28)	–	–	(1,205)	(22)	(1,227)
Changes in redeemable noncontrolling interests	–	2		–	–	–	2	–	2
Changes in scope of consolidation, net	–	–		–	–	–	–	(2,364)	(2,364)
Other	–	(1)		–	–	–	(1)	–	(1)
Balance at end of period	64	26,851		31,417	(163)	(14,305)	43,864	1,087	44,951
9M13 (CHF million)
Balance at beginning of period	53	23,636		28,171	(459)	(15,903)	35,498	6,786	42,284
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–	–	–	(591)	(591)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–	–	–	357	357
Net income/(loss)	–	–		2,802	–	–	2,802	438	3,240
Total other comprehensive income/(loss), net of tax	–	–		–	–	(276)	(276)	(53)	(329)
Issuance of common shares	11	4,204		–	–	–	4,215	–	4,215
Sale of treasury shares	–	(44)		–	7,513	–	7,469	–	7,469
Repurchase of treasury shares	–	–		–	(7,298)	–	(7,298)	–	(7,298)
Share-based compensation, net of tax	–	(95)		–	159	–	64	–	64
Financial instruments indexed to own shares	–	79		–	–	–	79	–	79
Dividends paid	–	(269)		(114)	–	–	(383)	(40)	(423)
Changes in redeemable noncontrolling interests	–	(8)		–	–	–	(8)	–	(8)
Changes in scope of consolidation, net	–	–		–	–	–	–	(48)	(48)
Balance at end of period	64	27,503		30,859	(85)	(16,179)	42,162	6,849	49,011
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Includes a net tax charge of CHF (75) million from the excess recognized compensation expense over fair value of shares delivered.
4
The Group had purchased certain call options on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

5 Paid out of reserves from capital contributions.

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	9M14	9M13
Operating activities of continuing operations (CHF million)
Net income	1,631	3,237
(Income)/loss from discontinued operations, net of tax	(112)	(147)
Income from continuing operations	1,519	3,090
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	938	991
Provision for credit losses	111	114
Deferred tax provision/(benefit)	618	875
Share of net income/(loss) from equity method investments	220	131
Trading assets and liabilities, net	(6,953)	17,401
(Increase)/decrease in other assets	(10,984)	(7,903)
Increase/(decrease) in other liabilities	(825)	10,299
Other, net	487	(276)
Total adjustments	(16,388)	21,632
Net cash provided by/(used in) operating activities of continuing operations	(14,869)	24,722
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	302	401
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(15,602)	18,584
Purchase of investment securities	(566)	(374)
Proceeds from sale of investment securities	853	127
Maturities of investment securities	240	809
Investments in subsidiaries and other investments	(767)	(1,137)
Proceeds from sale of other investments	1,217	2,442
(Increase)/decrease in loans	(15,237)	(6,040)
Proceeds from sales of loans	1,052	1,280
Capital expenditures for premises and equipment and other intangible assets	(706)	(687)
Proceeds from sale of premises and equipment and other intangible assets	0	8
Other, net	132	11
Net cash provided by/(used in) investing activities of continuing operations	(29,082)	15,424

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	9M14	9M13
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	26,182	18,737
Increase/(decrease) in short-term borrowings	10,049	5,616
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(9,764)	(38,141)
Issuances of long-term debt	53,140	32,448
Repayments of long-term debt	(26,983)	(50,937)
Issuances of common shares	297	958
Sale of treasury shares	7,149	6,923
Repurchase of treasury shares	(7,906)	(7,298)
Dividends paid	(1,227)	(423)
Other, net	(1,140)	505
Net cash provided by/(used in) financing activities of continuing operations	49,797	(31,612)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	4,041	(623)
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) discontinued operations	(460)	(74)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	9,427	7,837

Cash and due from banks at beginning of period	68,692	61,763
Cash and due from banks at end of period	78,119	69,600

Supplemental cash flow information (unaudited)
in	9M14	9M13
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	1,066	648
Cash paid for interest	7,881	9,460
Assets acquired and liabilities assumed in business acquisitions (CHF million)
Fair value of assets acquired	137	0
Fair value of liabilities assumed	28	0
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	687	374
Liabilities sold	1,084	170

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2013 included in the Credit Suisse Annual Report 2013.
> Refer to “Note 1 – Summary of significant accounting policies” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for a description of the Group’s significant accounting policies.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The 2Q14 consolidated statements of operations and comprehensive income, the 2Q14 and 3Q13 consolidated balance sheets and the 3Q14, 2Q14 and 3Q13 consolidated statements of changes in equity have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for a description of accounting standards adopted in 2013.

ASC Topic 210 – Balance Sheet
In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-11, “Disclosures about Offsetting Assets and Liabilities” (ASU 2011-11), an update to Accounting Standards Codification (ASC) Topic 210 – Balance Sheet. The amendments in ASU 2011-11 require an entity to prepare additional disclosures about offsetting and related arrangements. In January 2013, the FASB issued ASU 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” (ASU 2013-01), an update to ASC Topic 210 – Balance Sheet. ASU 2013-01 clarifies the scope of ASU 2011-11. The adoption of ASU 2011-11 and ASU 2013-01 on January 1, 2013 did not have an impact on the Group’s financial position, results of operations or cash flows.
> Refer to “Note 20 – Offsetting of financial assets and financial liabilities” for further information.

ASC Topic 220 – Comprehensive Income
In January 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (ASU 2013-02), an update to ASC Topic 220 – Comprehensive Income. The amendments in ASU 2013-02 require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income (AOCI) by component. The adoption of ASU 2013-02 on January 1, 2013 did not have an impact on the Group’s financial position, results of operations or cash flows.
> Refer to “Note 19 – Accumulated other comprehensive income and additional share information” for further information.

ASC Topic 830 – Foreign Currency Matters
In March 2013, the FASB issued ASU 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” (ASU 2013-05), an update to ASC Topic 830 – Foreign Currency Matters. The amendments in ASU 2013-05 provide guidance for the treatment of the cumulative translation adjustment when an entity ceases to hold a controlling financial interest in a subsidiary or group of assets within a foreign entity. ASU 2013-05 is effective prospectively for interim and annual reporting periods beginning after December 15, 2013 with early adoption permitted. The Group elected to early adopt ASU 2013-05 on January 1, 2013 which did not have a material impact on the Group’s financial position, results of operations or cash flows.

ASC Topic 946 – Financial Services – Investment Companies
In June 2013, the FASB issued ASU 2013-08, “Amendments to the Scope, Measurement, and Disclosure Requirements” (ASU 2013-08) an update to ASC Topic 946 – Financial Services – Investment Companies. The amendments in ASU 2013-08 change the approach to the investment company assessment in ASC Topic 946, clarify the characteristics of an investment company and provide comprehensive guidance for assessing whether an entity is an investment company. The adoption of ASU 2013-08 on January 1, 2014 did not have a material impact on the Group’s financial position, results of operations or cash flows.

Standards to be adopted in future periods
ASC Topic 205 – Presentation of Financial Statements
In August 2014, the FASB issued ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (ASU 2014-15), an update to ASC Topic 205 – Presentation of Financial Statements. The amendments in ASU 2014-15 provide guidance in US GAAP about management’s responsibility to evaluate whether there are conditions and events, considered in the aggregate, that raise substantial doubt about an entity’s ability to continue as a going concern and to provide related disclosures in the notes to the financial statements. The amendments are expected to reduce diversity in the timing and content of such disclosures. ASU 2014-15 is effective for the annual reporting period ending after December 15, 2016, and for the interim and annual reporting periods thereafter. Early adoption is permitted. As these amendments relate only to disclosures, there will be no impact of the adoption of ASU 2014-15 on the Group’s financial position, results of operations and cash flows.

ASC Topic 205 – Presentation of Financial Statements
ASC Topic 360 – Property, Plant, and Equipment
In April 2014, the FASB issued ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (ASU 2014-08), an update to ASC Topic 205 – Presentation of Financial Statements and ASC Topic 360 – Property, Plant, and Equipment. The amendments in ASU 2014-08 change the requirements for reporting discontinued operations and require additional disclosures about discontinued operations. ASU 2014-08 is effective for interim and annual reporting periods beginning after December 15, 2014 with early adoption permitted. The Group will evaluate the impact of the adoption of ASU 2014-08 on the Group’s financial position, results of operations and cash flows when any future discontinued operations or disposals are identified.

ASC Topic 310 – Receivables
In August 2014, the FASB issued ASU 2014-14, “Classification of Certain Government-Guaranteed Mortgage Loans upon Foreclosure” (ASU 2014-14), an update to ASC Topic 310 – Receivables. ASU 2014-14 requires that a mortgage loan be derecognized and that a separate other receivable be recognized upon foreclosure if certain conditions are met and provides guidance for the measurement of the separate other receivable. ASU 2014-14 is effective for interim and annual periods beginning after December 15, 2014. The adoption of ASU 2014-14 is not expected to have a material impact on the Group’s financial position, results of operations and cash flows.

ASC Topic 606 – Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (ASU 2014-09), an update to ASC Topic 606 – Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU outlines key steps that an entity should follow to achieve the core principle. ASU 2014-09 is effective for annual periods beginning after December 15, 2016. The Group is currently evaluating the impact of the adoption of ASU 2014-09 on the Group’s financial position, results of operations and cash flows.

ASC Topic 718 – Compensation – Stock Compensation
In June 2014, the FASB issued ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period” (ASU 2014-12), an update to Topic 718 – Compensation – Stock Compensation. The amendments in ASU 2014-12 require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. ASU 2014-12 is effective for interim and annual periods beginning after December 15, 2015 with early adoption permitted. The Group is currently evaluating the impact of the adoption of ASU 2014-12 on the Group’s financial position, results of operations and cash flows.

ASC Topic 810 – Consolidation
In August 2014, the FASB issued ASU 2014-13, “Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity” (ASU 2014-13), an update to ASC Topic 810 – Consolidation. ASU 2014-13 applies to reporting entities that are required to consolidate a collateralized financing entity (CFE) under the variable interest entities guidance. These entities may elect to measure the financial assets and the financial liabilities of the CFE at fair value using either ASC Topic 820 – Fair Value Measurements or an alternative provided in ASU 2014-13. When using the measurement alternative provided in this update, the reporting entity should measure both the financial assets and the financial liabilities of the CFE, using the most observable of

(i) the fair value of the financial assets and (ii) the fair value of the financial liabilities. ASU 2014-13 is effective for interim and annual periods beginning after December 15, 2015 with early adoption permitted as of the beginning of an annual period. The Group is currently evaluating the impact of the adoption of ASU 2014-13 on the Group’s financial position, results of operations and cash flows.

ASC Topic 860 – Transfers and Servicing
In June 2014, the FASB issued ASU 2014-11, “Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures” (ASU 2014-11), an update to ASC Topic 860 – Transfers and Servicing. ASU 2014-11 amends the accounting guidance for repurchase-to-maturity transactions and repurchase financing arrangements. As a result of these amendments repurchase-to-maturity transactions will be reported as secured borrowings. For repurchase financing arrangements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. The amendments also specify new disclosures that entities must include. ASU 2014-11 is effective for interim and annual periods beginning after December 15, 2014. The Group is currently evaluating the impact of the adoption of ASU 2014-11 on the Group’s financial position, results of operations and cash flows.

3 Business developments
Business developments
> Refer to “Note 4 – Discontinued operations” for information on business divestitures in 3Q14.

In July 2014, the Group entered into an agreement to sell Private Banking & Wealth Management’s local affluent and upper affluent business in Italy to Banca Generali S.p.A. The transaction also includes approximately 60 agents of Credit Suisse (Italy) S.p.A., with over EUR 2.0 billion of assets under management. The transaction is expected to close by November 2014, subject to customary closing conditions.
In July 2014, the Group announced that with respect to the global macro products business, it decided to exit its small commodities trading business. The Group will also re-focus its foreign exchange business towards a combination of electronic trading and voice offering for larger and more complex trades and will further simplify its rates product offering to focus primarily on satisfying client liquidity needs in cash products and derivatives.
In August 2014, the Group announced the sale of Prime Fund Services (PFS), including the existing PFS team, to BNP Paribas. The transaction is expected to close in 2015, subject to customary closing conditions, including related to antitrust and regulatory clearances. Revenues, expenses and the expected pre-tax gain on the disposal from this sale are immaterial.

4 Discontinued operations
In August 2014, the Group completed the sale of its domestic private banking business booked in Germany (German private banking business) to Bethmann Bank AG, a subsidiary of ABN AMRO, and recognized a pre-tax gain on disposal of CHF 109 million in 3Q14. As of the end of 2Q14, the German private banking business had total assets and total liabilities of CHF 979 million and CHF 742 million, respectively, that were held-for-sale. Bethmann Bank AG and ABN AMRO are companies unrelated to the Group.
In January 2014, the Group completed the sale of its Customized Fund Investment Group (CFIG), its private equity fund of funds and co-investment business, to Grosvenor Capital Management and recognized a pre-tax gain on disposal of CHF 91 million in 1Q14 net of allocated goodwill of CHF 23 million. As of the end of 4Q13, CFIG had total assets of CHF 31 million that were held-for-sale. The Group continues to hold investments in, and have unfunded commitments to, investment funds managed by CFIG. Grosvenor Capital Management is a company unrelated to the Group.
In March 2014, the Group completed the spin-off of DLJ Merchant Banking Partners, the Group’s mid-market leveraged buyout business, for no consideration to aPriori Capital Partners L.P., an independent advisory firm established and controlled by members of the business’ management. The transaction was completed with no gain or loss from disposal and insignificant impact on net revenues, operating expenses and net income/(loss) from discontinued operations for 1Q14 and prior periods have not been restated. The Group retained certain carried interest rights. aPriori Capital Partners L.P. is a company unrelated to the Group.
> Refer to “Note 4 – Discontinued operations” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information.

Assets held-for-sale
end of	3Q14	2Q14	4Q13	3Q13
German private banking business (CHF million)
Cash	–	277	960	–
Loans	–	686	575	–
Other assets	–	16	18	–
Total assets held-for-sale	–	979	1,553	–
CFIG (CHF million)
Fees receivable	–	–	8	6
Goodwill	–	–	23	32
Other intangible assets	–	–	0	8
Total assets held-for-sale	–	–	31	46
Group (CHF million)
Total assets held-for-sale	0	979	1,584	46

Liabilities held-for-sale
end of	3Q14	2Q14	4Q13	3Q13
German private banking business (CHF million)
Deposits	–	696	1,118	–
Other liabilities	–	46	22	–
Total liabilities held-for-sale	–	742	1,140	–
CFIG (CHF million)
Fees payable	–	–	0	6
Total liabilities held-for-sale	–	–	0	6
Group (CHF million)
Total liabilities held-for-sale	0	742	1,140	6

For the operations discontinued in 2013 and 2014, the revenues, expenses and gains from disposals were included in the results of the Private Banking & Wealth Management segment. The reclassification of these revenues and expenses from the segment results to discontinued operations for Group reporting was effected through the Corporate Center.
The results of operations of the businesses sold have been reflected in income/(loss) from discontinued operations in the consolidated statements of operations for the relevant periods presented. The assets and liabilities of discontinued operations for which the sale has not yet been completed are presented as assets of discontinued operations held-for-sale and liabilities of discontinued operations held-for-sale, respectively, and prior periods are not reclassified.

Income/(loss) from discontinued operations
in	3Q14	2Q14	3Q13	9M14	9M13
Operations-related (CHF million)
Net revenues	7	12	43	31	185
of which German private banking business	7	12	12	27	38
of which ETF business	–	–	0	–	29
of which Strategic Partners	–	–	5	–	33
of which CFIG	–	–	25	0	81
Operating expenses	7	12	19	35	130
of which German private banking business	7	12	15	33	53
of which ETF business	–	–	3	–	23
of which Strategic Partners	–	–	0	–	8
of which CFIG	–	–	0	0	41
Income tax expense/(benefit)	0	0	9	1	31
of which German private banking business	0	0	(3)	0	(4)
of which ETF business	–	–	0	–	5
of which Strategic Partners	–	–	1	–	10
of which CFIG	–	–	11	0	20
Income/(loss), net of tax	0	0	15	(5)	24
of which German private banking business	0	0	0	(6)	(11)
of which ETF business	–	–	(3)	–	1
of which Strategic Partners	–	–	4	–	15
of which CFIG	–	–	14	0	20
Transaction-related (CHF million)
Gain on disposal	109	–	237	200	237
of which German private banking business	109	–	–	109	–
of which ETF business	–	–	146	–	146
of which Strategic Partners	–	–	91	–	91
of which CFIG	–	–	–	91	–
Operating expenses	3	9	48	44	68
of which German private banking business	3	9	–	38	–
of which ETF business	–	–	5	–	11
of which Strategic Partners	–	–	10	–	22
of which CFIG	–	–	33	0	35
Income tax expense/(benefit)	0	0	54	39	46
of which ETF business	–	–	23	–	21
of which Strategic Partners	–	–	45	–	40
of which CFIG	–	–	(14)	42	(15)
Income/(loss), net of tax	106	(9)	135	117	123
of which German private banking business	106	(9)	–	71	–
of which ETF business	–	–	118	–	114
of which Strategic Partners	–	–	36	–	29
of which CFIG	–	–	(19)	49	(20)
Discontinued operations – total (CHF million)
Income/(loss) from discontinued operations, net of tax	106	(9)	150	112	147
of which German private banking business	106	(9)	0	65	(11)
of which ETF business	–	–	115	–	115
of which Strategic Partners	–	–	40	–	44
of which CFIG	–	–	(5)	49	0

5 Segment information
Overview
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of two segments: Private Banking & Wealth Management and Investment Banking. The two segments are complemented by Shared Services, which provides support in the areas of finance, operations, human resources, legal and compliance, risk management and IT. Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses. For the operations discontinued, the revenues, expenses and gains from disposals were included in the results of the Private Banking & Wealth Management segment. The reclassification of these revenues and expenses from the segment results to discontinued operations for Group reporting was effected through the Corporate Center.
Beginning in 2Q14, the majority of the balance sheet usage related to a portfolio of high-quality liquid assets managed by the Treasury function and previously recorded in the Corporate Center has been allocated to the business divisions to allow for a more efficient management of their business activities from an overall Group perspective with respect to LCR and Swiss leverage requirements arising from the portfolio of assets. Prior periods have been restated for the related impact on total assets.
> Refer to “Note 5 – Segment information” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information on segment information, revenue sharing and cost allocation, funding and taxes.

Net revenues and income before taxes
in	3Q14	2Q14	3Q13	9M14	9M13
Net revenues (CHF million)
Private Banking & Wealth Management	3,125	3,046	3,316	9,411	10,013
Investment Banking	3,303	3,342	2,552	10,061	9,897
Corporate Center	109	45	(419)	(33)	(613)
Noncontrolling interests without SEI	41	30	227	431	420
Net revenues	6,578	6,463	5,676	19,870	19,717
Income/(loss) from continuing operations before taxes (CHF million)
Private Banking & Wealth Management	943	(749)	1,018	1,206	2,816
Investment Banking	516	752	229	2,095	2,283
Corporate Center	(158)	(373)	(559)	(970)	(1,066)
Noncontrolling interests without SEI	37	24	222	404	396
Income/(loss) from continuing operations before taxes	1,338	(346)	910	2,735	4,429

Total assets
end of	3Q14	2Q14	4Q13	3Q13
Total assets (CHF million)
Private Banking & Wealth Management	342,032	322,669	316,491	313,459
Investment Banking	565,084	525,101	519,712	545,986
Corporate Center	45,959	42,509	32,979	31,624
Noncontrolling interests without SEI	1,287	1,301	3,624	4,100
Total assets	954,362	891,580	872,806	895,169

6 Net interest income
in	3Q14	2Q14	3Q13	9M14	9M13
Net interest income (CHF million)
Loans	1,282	1,216	1,223	3,724	3,622
Investment securities	9	11	10	31	35
Trading assets	2,111	3,394	2,113	7,673	8,243
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	572	542	585	1,675	1,961
Other	546	527	510	1,552	1,622
Interest and dividend income	4,520	5,690	4,441	14,655	15,483
Deposits	(268)	(248)	(235)	(752)	(753)
Short-term borrowings	(38)	(30)	(18)	(90)	(115)
Trading liabilities	(841)	(1,626)	(1,070)	(3,228)	(4,168)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(242)	(262)	(211)	(765)	(944)
Long-term debt	(913)	(854)	(922)	(2,694)	(2,951)
Other	(74)	(84)	(63)	(218)	(184)
Interest expense	(2,376)	(3,104)	(2,519)	(7,747)	(9,115)
Net interest income	2,144	2,586	1,922	6,908	6,368

7 Commissions and fees
in	3Q14	2Q14	3Q13	9M14	9M13
Commissions and fees (CHF million)
Lending business	518	454	424	1,406	1,354
Investment and portfolio management	922	891	919	2,747	2,825
Other securities business	22	25	27	70	81
Fiduciary business	944	916	946	2,817	2,906
Underwriting	435	603	303	1,498	1,201
Brokerage	882	890	909	2,745	3,073
Underwriting and brokerage	1,317	1,493	1,212	4,243	4,274
Other services	475	446	433	1,372	1,267
Commissions and fees	3,254	3,309	3,015	9,838	9,801

8 Trading revenues
in	3Q14	2Q14	3Q13	9M14	9M13
Trading revenues (CHF million)
Interest rate products	1,452	2,969	439	5,671	1,027
Foreign exchange products	(1,072)	(1,337)	2	(3,423)	905
Equity/index-related products	308	(680)	(67)	(196)	422
Credit products	472	(850)	(297)	(338)	(341)
Commodity, emission and energy products	(109)	(17)	78	(63)	269
Other products	(147)	112	117	88	162
Trading revenues	904	197	272	1,739	2,444
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.

> Refer to “Note 8 – Trading revenues” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information on trading revenues and managing trading risks.

9 Other revenues
in	3Q14	2Q14	3Q13	9M14	9M13
Other revenues (CHF million)
Noncontrolling interests without SEI	38	25	231	421	447
Loans held-for-sale	(2)	(1)	(1)	(2)	(4)
Long-lived assets held-for-sale	(12)	(2)	7	14	(15)
Equity method investments	42	55	38	158	104
Other investments	65	97	32	272	171
Other	145	197	160	522	401
Other revenues	276	371	467	1,385	1,104

10 Provision for credit losses
in	3Q14	2Q14	3Q13	9M14	9M13
Provision for credit losses (CHF million)
Provision for loan losses	27	22	43	79	112
Provision for lending-related and other exposures	32	(4)	(2)	32	2
Provision for credit losses	59	18	41	111	114
11 Compensation and benefits
in	3Q14	2Q14	3Q13	9M14	9M13
Compensation and benefits (CHF million)
Salaries and variable compensation	2,429	2,536	2,212	7,618	7,256
Social security	165	283	152	636	603
Other [1]	153	154	168	459	590
Compensation and benefits [2]	2,747	2,973	2,532	8,713	8,449
1 Includes pension and other post-retirement expense of CHF 78 million, CHF 85 million, CHF 89 million, CHF 247 million and CHF 356 million in 3Q14, 2Q14, 3Q13, 9M14 and 9M13, respectively.
2
Includes severance and other compensation expense relating to headcount reductions of CHF 28 million, CHF 63 million, CHF 9 million, CHF 115 million and CHF 166 million as of 3Q14, 2Q14, 3Q13, 9M14 and 9M13, respectively.

12 General and administrative expenses
in	3Q14	2Q14	3Q13	9M14	9M13
General and administrative expenses (CHF million)
Occupancy expenses	274	305	288	852	859
IT, machinery, etc.	356	347	366	1,044	1,127
Provisions and losses	398	1,810	210	2,319	653
Travel and entertainment	86	90	82	257	263
Professional services	572	545	473	1,643	1,375
Amortization and impairment of other intangible assets	7	5	6	17	19
Other	348	339	346	1,040	1,080
General and administrative expenses	2,041	3,441	1,771	7,172	5,376

13 Earnings per share
in	3Q14	2Q14		3Q13	9M14	9M13
Basic net income/(loss) attributable to shareholders (CHF million)
Income/(loss) from continuing operations	919	(691)		304	1,072	2,655
Income/(loss) from discontinued operations, net of tax	106	(9)		150	112	147
Net income/(loss) attributable to shareholders	1,025	(700)		454	1,184	2,802
Preferred securities dividends	–	–		–	(28)	(114)
Net income/(loss) attributable to shareholders for basic earnings per share	1,025	(700)		454	1,156	2,688
Available for common shares	985	(752)		421	1,104	2,368
Available for unvested share-based payment awards	40	52		33	52	197
Available for mandatory convertible securities [1]	–	–		–	–	123
Diluted net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	1,025	(700)		454	1,156	2,688
Income impact of assumed conversion on contracts that may be settled in shares or cash [2]	–	–		–	–	17
Net income/(loss) attributable to shareholders for diluted earnings per share	1,025	(700)		454	1,156	2,705
Available for common shares	986	(752)		421	1,104	2,388
Available for unvested share-based payment awards	39	52		33	52	195
Available for mandatory convertible securities [1]	–	–		–	–	122
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	1,608.7	1,625.0		1,600.0	1,618.3	1,509.8
Dilutive contracts that may be settled in shares or cash [3]	–	–		0.0	–	23.3
Dilutive share options and warrants	0.9	0.0		1.7	0.8	1.9
Dilutive share awards	18.2	0.0		1.3	7.8	1.5
Weighted-average shares outstanding for diluted earnings per share available for common shares [4]	1,627.8	1,625.0	[5]	1,603.0	1,626.9	1,536.5
Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	64.9	68.3		125.6	76.2	126.1
Weighted-average shares outstanding for basic/diluted earnings per share available for mandatory convertible securities [1]	–	–		–	–	84.0
Basic earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share from continuing operations	0.55	(0.45)		0.17	0.61	1.48
Basic earnings/(loss) per share from discontinued operations	0.06	(0.01)		0.09	0.07	0.09
Basic earnings/(loss) per share available for common shares	0.61	(0.46)		0.26	0.68	1.57
Diluted earnings/(loss) per share available for common shares (CHF)
Diluted earnings/(loss) per share from continuing operations	0.55	(0.45)		0.17	0.61	1.47
Diluted earnings/(loss) per share from discontinued operations	0.06	(0.01)		0.09	0.07	0.08
Diluted earnings/(loss) per share available for common shares	0.61	(0.46)		0.26	0.68	1.55
1 Reflects MACCS issued in July 2012 that were mandatorily convertible into shares on March 29, 2013, which shares were settled and delivered on April 8, 2013.
2
Reflects changes in the fair value of the PAF2 units which were reflected in the net results of the Group until the awards were finally settled. In 1Q14, the Group restructured the PAF2 awards as due to regulatory changes the capital relief provided by PAF2 awards was no longer available under Basel III. The PAF2 units were converted into other capital eligible compensation instruments and will no longer be settleable in Credit Suisse Group shares.

3
Reflects weighted-average shares outstanding on PAF2 units. In 1Q14, the Group restructured the PAF2 awards as due to regulatory changes the capital relief provided by PAF2 awards was no longer available under Basel III. The PAF2 units were converted into other capital eligible compensation instruments and will no longer be settleable in Credit Suisse Group shares.

4
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 8.7 million, 8.8 million, 33.7 million, 8.8 million and 12.3 million for 3Q14, 2Q14, 3Q13, 9M14 and 9M13, respectively.

5
Due to the net loss in 2Q14, 1.3 million weighted-average share options and warrants outstanding and 12.2 million weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

14 Trading assets and liabilities
end of	3Q14	2Q14	4Q13	3Q13
Trading assets (CHF million)
Debt securities	108,519	105,038	110,116	117,354
Equity securities [1]	85,077	88,159	76,695	78,605
Derivative instruments [2]	37,860	30,957	31,603	36,764
Other	14,373	11,273	10,999	11,699
Trading assets	245,829	235,427	229,413	244,422
Trading liabilities (CHF million)
Short positions	40,367	40,617	40,161	47,483
Derivative instruments [2]	37,535	34,512	36,474	44,867
Trading liabilities	77,902	75,129	76,635	92,350
1 Including convertible bonds.
2 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments
end of	3Q14	2Q14	4Q13	3Q13
Cash collateral – netted (CHF million) [1]
Cash collateral paid	28,817	25,122	23,870	24,209
Cash collateral received	21,683	20,058	20,500	21,794
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	9,278	8,097	8,359	8,739
Cash collateral received	15,727	12,844	11,663	12,013
1 Recorded as cash collateral netting on derivative instruments in Note 20 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 17 – Other assets and other liabilities.

15 Investment securities
end of	3Q14	2Q14	4Q13	3Q13
Investment securities (CHF million)
Securities available-for-sale	2,484	3,323	2,987	2,768
Total investment securities	2,484	3,323	2,987	2,768

Investment securities by type
	3Q14				4Q13
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	287	16	0	303	389	15	2	402
Debt securities issued by foreign governments	1,605	49	0	1,654	1,350	39	1	1,388
Corporate debt securities	335	0	0	335	590	16	0	606
Collateralized debt obligations	82	1	0	83	480	11	1	490
Debt securities available-for-sale	2,309	66	0	2,375	2,809	81	4	2,886
Banks, trust and insurance companies	73	24	0	97	74	18	0	92
Industry and all other	12	0	0	12	9	0	0	9
Equity securities available-for-sale	85	24	0	109	83	18	0	101
Securities available-for-sale	2,394	90	0	2,484	2,892	99	4	2,987

There were no unrealized losses on investment securities as of the end of 3Q14.

Gross unrealized losses on investment securities and the related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
4Q13 (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	168	2	0	0	168	2
Debt securities issued by foreign governments	109	1	0	0	109	1
Collateralized debt obligation	10	1	0	0	10	1
Debt securities available-for-sale	287	4	0	0	287	4

No significant impairment charges were recorded as the Group does not intend to sell the investments, nor is it more likely than not that the Group will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
	9M14		9M13
in	Debt securities	Equity securities	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	844	9	116	11
Realized gains	17	1	0	0

Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
3Q14 (CHF million)
Due within 1 year	934	949	2.21
Due from 1 to 5 years	1,114	1,151	1.21
Due from 5 to 10 years	253	266	1.70
Due after 10 years	8	9	2.00
Total debt securities	2,309	2,375	1.67

16 Loans, allowance for loan losses and credit quality
Loans are divided in two portfolio segments, “consumer” and “corporate & institutional”. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate & institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions and governments and public institutions.
The determination of the loan classes is primarily driven by the customer segmentation in the two business divisions, Private Banking & Wealth Management and Investment Banking, both of which are engaged in credit activities.
The Group assigns both counterparty and transaction ratings to its credit exposures. The counterparty rating reflects the probability of default of the counterparty. The transaction rating reflects the expected loss, considering collateral, on a given transaction if the counterparty defaults. Credit risk is assessed and monitored on the single obligor and single obligation level as well as on the credit portfolio level as represented by the classes of loans. Credit limits are used to manage counterparty credit risk.
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information on loans, allowance for loan losses, credit quality and impaired loans.

Loans
end of	3Q14	2Q14	4Q13	3Q13
Loans (CHF million)
Mortgages	97,842	96,915	94,978	94,369
Loans collateralized by securities	38,213	35,882	31,565	30,872
Consumer finance	5,597	5,438	5,938	6,229
Consumer	141,652	138,235	132,481	131,470
Real estate	28,312	27,268	27,312	26,488
Commercial and industrial loans	71,478	65,734	63,334	63,236
Financial institutions	21,310	21,058	21,840	22,118
Governments and public institutions	3,429	3,177	3,047	2,888
Corporate & institutional	124,529	117,237	115,533	114,730
Gross loans	266,181	255,472	248,014	246,200
of which held at amortized cost	244,583	235,575	228,557	227,177
of which held at fair value	21,598	19,897	19,457	19,023
Net (unearned income)/deferred expenses	(127)	(119)	(91)	(97)
Allowance for loan losses	(811)	(821)	(869)	(871)
Net loans	265,243	254,532	247,054	245,232
Gross loans by location (CHF million)
Switzerland	157,338	156,377	151,992	151,547
Foreign	108,843	99,095	96,022	94,653
Gross loans	266,181	255,472	248,014	246,200
Impaired loan portfolio (CHF million)
Non-performing loans	854	851	862	893
Non-interest-earning loans	315	286	281	302
Total non-performing and non-interest-earning loans	1,169	1,137	1,143	1,195
Restructured loans	162	83	6	19
Potential problem loans	155	252	340	324
Total other impaired loans	317	335	346	343
Gross impaired loans	1,486	1,472	1,489	1,538

Allowance for loan losses by loan portfolio
	3Q14			2Q14			3Q13
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	260	561	821	263	603	866	282	618	900
Change in scope of consolidation	0	0	0	0	0	0	0	(1)	(1)
Net movements recognized in statements of operations	11	16	27	20	2	22	21	22	43
Gross write-offs	(29)	(47)	(76)	(28)	(64)	(92)	(35)	(38)	(73)
Recoveries	5	3	8	4	15	19	6	6	12
Net write-offs	(24)	(44)	(68)	(24)	(49)	(73)	(29)	(32)	(61)
Provisions for interest	0	6	6	0	3	3	2	5	7
Foreign currency translation impact and other adjustments, net	7	18	25	1	2	3	(5)	(12)	(17)
Balance at end of period	254	557	811	260	561	821	271	600	871
of which individually evaluated for impairment	204	400	604	210	403	613	220	427	647
of which collectively evaluated for impairment	50	157	207	50	158	208	51	173	224
Gross loans held at amortized cost (CHF million)
Balance at end of period	141,624	102,959	244,583	138,223	97,352	235,575	131,461	95,716	227,177
of which individually evaluated for impairment [1]	625	861	1,486	613	859	1,472	603	935	1,538
of which collectively evaluated for impairment	140,999	102,098	243,097	137,610	96,493	234,103	130,858	94,781	225,639

	9M14			9M13
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	267	602	869	288	634	922
Change in scope of consolidation	0	0	0	0	(1)	(1)
Net movements recognized in statements of operations	48	31	79	57	55	112
Gross write-offs	(83)	(131)	(214)	(95)	(131)	(226)
Recoveries	14	23	37	18	30	48
Net write-offs	(69)	(108)	(177)	(77)	(101)	(178)
Provisions for interest	1	13	14	4	16	20
Foreign currency translation impact and other adjustments, net	7	19	26	(1)	(3)	(4)
Balance at end of period	254	557	811	271	600	871
1 Represents gross impaired loans both with and without a specific allowance.

Purchases, reclassifications and sales
	3Q14			2Q14			3Q13
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	75	1,273	1,348	18	982	1,000	0	1,679	1,679
Reclassifications from loans held-for-sale [2]	0	104	104	0	165	165	0	89	89
Reclassifications to loans held-for-sale [3]	0	118	118	0	334	334	0	185	185
Sales [3]	0	172	172	0	11	11	0	87	87

	9M14			9M13
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	104	2,678	2,782	0	3,794	3,794
Reclassifications from loans held-for-sale [2]	0	292	292	0	195	195
Reclassifications to loans held-for-sale [3]	0	528	528	0	493	493
Sales [3]	0	236	236	0	274	274
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Credit quality of loans held at amortized cost
Management monitors the credit quality of loans through its credit risk management processes, which are structured to assess, quantify, measure, monitor and manage risk on a consistent basis. This process requires careful consideration of proposed extensions of credit, the setting of specific limits, monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment.
Management evaluates many factors when assessing the credit quality of loans. These factors include the volatility of default probabilities, rating changes, the magnitude of potential loss, internal risk ratings, and geographic, industry and other economic factors. For the purpose of credit quality disclosures, the Group uses detailed internal risk ratings which are aggregated to the credit quality indicators investment grade and non-investment grade.
The Group employs a set of credit ratings for the purpose of internally rating counterparties. Credit ratings are intended to reflect the risk of default of each obligor or counterparty. Ratings are assigned based on internally developed rating models and processes, which are subject to governance and internally independent validation procedures.
In 3Q14, Group credit risk management enhanced its internal credit rating methodology for lombard loans on the Swiss platform across all loan classes by considering the quality and diversification of collateral securities as a basis for determining the internal risk rating both for regulatory and financial reporting purposes. The change in the internal rating methodology for lombard loans on the Swiss platform did not have a significant impact on the Group’s total investment grade and non-investment grade loans.
> Refer to “Credit quality of loans held at amortized cost” in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality in the Credit Suisse Annual Report 2013 for further information on internal ratings and the scope of the credit quality disclosures.

Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	Ratings AAA to BBB	Ratings BB to C	Rating D	Total
3Q14 (CHF million)
Mortgages	81,033	16,581	228	97,842
Loans collateralized by securities	36,151	1,963	86	38,200
Consumer finance	2,602	2,722	258	5,582
Consumer	119,786	21,266	572	141,624
Real estate	20,829	6,425	70	27,324
Commercial and industrial loans	29,311	29,760	629	59,700
Financial institutions	11,645	2,801	103	14,549
Governments and public institutions	978	408	0	1,386
Corporate & institutional	62,763	39,394	802	102,959
Gross loans held at amortized cost	182,549	60,660	1,374	244,583
Value of collateral [1]	168,427	49,628	700	218,755
4Q13 (CHF million)
Mortgages	76,990	17,779	209	94,978
Loans collateralized by securities	29,242	2,229	94	31,565
Consumer finance	2,741	2,938	248	5,927
Consumer	108,973	22,946	551	132,470
Real estate	19,574	7,220	72	26,866
Commercial and industrial loans	24,056	26,996	671	51,723
Financial institutions	12,691	3,231	112	16,034
Governments and public institutions	1,020	444	0	1,464
Corporate & institutional	57,341	37,891	855	96,087
Gross loans held at amortized cost	166,314	60,837	1,406	228,557
Value of collateral [1]	152,756	48,861	616	202,233
1 Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, collateral values are generally values at the time of granting the loan.

Value of collateral
In Private Banking & Wealth Management, all collateral values for loans are regularly reviewed according to our risk management policies and directives, with maximum review periods determined by market liquidity, market transparency and appraisal costs. For example, traded securities are revalued on a daily basis and property values are appraised over a period of more than one year considering the characteristics of the borrower, current developments in the relevant real estate market and the current level of credit exposure to the borrower. If the credit exposure to a borrower has changed significantly, in volatile markets or in times of increasing general market risk, collateral values may be appraised more frequently. Management judgment is applied in assessing whether markets are volatile or general market risk has increased to a degree that warrants a more frequent update of collateral values. Movements in monitored risk metrics that are statistically different compared to historical experience are considered in addition to analysis of externally-provided forecasts, scenario techniques and macro-economic research. For impaired loans, the fair value of collateral is determined within 90 days of the date the impairment was identified and thereafter regularly revalued by Group credit risk management within the impairment review process.
In Investment Banking, few loans are collateral dependent. The collateral values for these loans are appraised on at least an annual basis, or when a loan-relevant event occurs.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
3Q14 (CHF million)
Mortgages	97,525	119	14	8	176	317	97,842
Loans collateralized by securities	37,958	151	1	2	88	242	38,200
Consumer finance	4,835	417	74	59	197	747	5,582
Consumer	140,318	687	89	69	461	1,306	141,624
Real estate	27,127	131	7	2	57	197	27,324
Commercial and industrial loans	58,627	640	41	43	349	1,073	59,700
Financial institutions	14,325	100	3	0	121	224	14,549
Governments and public institutions	1,384	2	0	0	0	2	1,386
Corporate & institutional	101,463	873	51	45	527	1,496	102,959
Gross loans held at amortized cost	241,781	1,560	140	114	988	2,802	244,583
4Q13 (CHF million)
Mortgages	94,657	103	26	25	167	321	94,978
Loans collateralized by securities	31,365	95	2	12	91	200	31,565
Consumer finance	5,218	377	93	55	184	709	5,927
Consumer	131,240	575	121	92	442	1,230	132,470
Real estate	26,774	19	2	2	69	92	26,866
Commercial and industrial loans	50,879	343	77	74	350	844	51,723
Financial institutions	15,841	87	2	1	103	193	16,034
Governments and public institutions	1,459	5	0	0	0	5	1,464
Corporate & institutional	94,953	454	81	77	522	1,134	96,087
Gross loans held at amortized cost	226,193	1,029	202	169	964	2,364	228,557

Impaired loans
> Refer to “Impaired loans” in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality in the Credit Suisse Annual Report 2013 for further information on impaired loan categories and allowance for specifically identified credit losses on impaired loans.

Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans
end of	Non- performing loans	Non- interest- earning loans	Total	Restruc- tured loans	Potential problem loans	Total	Total
3Q14 (CHF million)
Mortgages	211	22	233	0	44	44	277
Loans collateralized by securities	14	73	87	0	1	1	88
Consumer finance	241	18	259	0	1	1	260
Consumer	466	113	579	0	46	46	625
Real estate	53	14	67	0	3	3	70
Commercial and industrial loans	248	153	401	162	103	265	666
Financial institutions	87	35	122	0	3	3	125
Corporate & institutional	388	202	590	162	109	271	861
Gross impaired loans	854	315	1,169	162	155	317	1,486
4Q13 (CHF million)
Mortgages	167	13	180	0	45	45	225
Loans collateralized by securities	20	71	91	0	4	4	95
Consumer finance	244	5	249	0	0	0	249
Consumer	431	89	520	0	49	49	569
Real estate	53	15	68	0	5	5	73
Commercial and industrial loans	307	144	451	6	258	264	715
Financial institutions	71	33	104	0	28	28	132
Corporate & institutional	431	192	623	6	291	297	920
Gross impaired loans	862	281	1,143	6	340	346	1,489

Gross impaired loan detail
	3Q14			4Q13
end of	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	215	203	26	207	197	28
Loans collateralized by securities	64	61	51	67	63	55
Consumer finance	241	222	127	231	211	134
Consumer	520	486	204	505	471	217
Real estate	59	56	6	71	65	15
Commercial and industrial loans	623	566	321	705	656	340
Financial institutions	125	120	73	131	127	82
Corporate & institutional	807	742	400	907	848	437
Gross impaired loans with a specific allowance	1,327	1,228	604	1,412	1,319	654
Mortgages	62	62	–	18	18	–
Loans collateralized by securities	24	24	–	28	28	–
Consumer finance	19	19	–	18	18	–
Consumer	105	105	–	64	64	–
Real estate	11	11	–	2	2	–
Commercial and industrial loans	43	43	–	10	10	–
Financial institutions	0	0	–	1	1	–
Corporate & institutional	54	54	–	13	13	–
Gross impaired loans without specific allowance	159	159	–	77	77	–
Gross impaired loans	1,486	1,387	604	1,489	1,396	654
of which consumer	625	591	204	569	535	217
of which corporate & institutional	861	796	400	920	861	437

Gross impaired loan detail (continued)
	3Q14			2Q14			3Q13
in	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis
Gross impaired loan detail (CHF million)
Mortgages	223	0	0	197	1	1	210	0	0
Loans collateralized by securities	65	0	0	65	0	0	70	0	0
Consumer finance	241	1	1	223	0	0	253	0	0
Consumer	529	1	1	485	1	1	533	0	0
Real estate	78	0	0	81	0	0	80	0	0
Commercial and industrial loans	629	1	1	676	0	0	761	1	1
Financial institutions	124	0	0	119	0	0	130	0	0
Corporate & institutional	831	1	1	876	0	0	971	1	1
Gross impaired loans with a specific allowance	1,360	2	2	1,361	1	1	1,504	1	1
Mortgages	38	0	0	30	0	0	17	0	0
Loans collateralized by securities	25	0	0	40	0	0	26	0	0
Consumer finance	25	0	0	22	0	0	17	0	0
Consumer	88	0	0	92	0	0	60	0	0
Real estate	4	0	0	19	0	0	16	0	0
Commercial and industrial loans	36	0	0	12	0	0	24	0	0
Financial institutions	0	0	0	0	0	0	1	0	0
Corporate & institutional	40	0	0	31	0	0	41	0	0
Gross impaired loans without specific allowance	128	0	0	123	0	0	101	0	0
Gross impaired loans	1,488	2	2	1,484	1	1	1,605	1	1
of which consumer	617	1	1	577	1	1	593	0	0
of which corporate & institutional	871	1	1	907	0	0	1,012	1	1

Gross impaired loan detail (continued)
	9M14			9M13
in	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis
Gross impaired loan detail (CHF million)
Mortgages	207	1	1	204	1	1
Loans collateralized by securities	65	0	0	71	0	0
Consumer finance	234	1	1	261	0	0
Consumer	506	2	2	536	1	1
Real estate	80	0	0	72	0	0
Commercial and industrial loans	671	1	1	772	4	4
Financial institutions	126	0	0	139	0	0
Corporate & institutional	877	1	1	983	4	4
Gross impaired loans with a specific allowance	1,383	3	3	1,519	5	5
Mortgages	29	0	0	27	0	0
Loans collateralized by securities	31	0	0	27	0	0
Consumer finance	22	0	0	24	0	0
Consumer	82	0	0	78	0	0
Real estate	10	0	0	10	0	0
Commercial and industrial loans	20	0	0	75	0	0
Financial institutions	0	0	0	2	0	0
Corporate & institutional	30	0	0	87	0	0
Gross impaired loans without specific allowance	112	0	0	165	0	0
Gross impaired loans	1,495	3	3	1,684	5	5
of which consumer	588	2	2	614	1	1
of which corporate & institutional	907	1	1	1,070	4	4

Restructured loans held at amortized cost
	3Q14			2Q14			3Q13
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million)
Commercial and industrial loans	7	183	153	2	78	56	0	0	0
Total	7	183	153	2	78	56	0	0	0

	9M14			9M13
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million)
Consumer finance	0	0	0	1	1	0
Commercial and industrial loans	10	290	238	2	19	20
Total	10	290	238	3	20	20

In 3Q14, most loan modifications of the Group included interest rate reductions to rates lower than the current market rate for new loans with similar risk, partially in combination with extended repayment terms and/or amended collateral terms. Certain restructurings included a reduction of the principal loan balance and/or accrued interest.
In 3Q14, 2Q14, 3Q13, 9M14 and 9M13, the Group did not experience a default on any loan which had been restructured within the previous 12 months.

17 Other assets and other liabilities
end of	3Q14	2Q14	4Q13	3Q13
Other assets (CHF million)
Cash collateral on derivative instruments	9,278	8,097	8,359	8,739
Cash collateral on non-derivative transactions	3,560	2,445	1,412	1,866
Derivative instruments used for hedging	1,556	2,100	2,062	2,365
Assets held-for-sale	22,482	20,102	19,306	18,128
of which loans	22,073	19,755	18,914	17,663
of which real estate	409	347	392	465
Assets held for separate accounts	7,709	9,046	11,236	11,921
Interest and fees receivable	6,701	6,041	4,859	4,958
Deferred tax assets	5,833	5,557	6,185	6,106
Prepaid expenses	592	649	552	713
Failed purchases	3,062	2,996	2,365	2,421
Other	7,841	7,656	6,729	6,312
Other assets	68,614	64,689	63,065	63,529
Other liabilities (CHF million)
Cash collateral on derivative instruments	15,727	12,844	11,663	12,013
Cash collateral on non-derivative transactions	983	740	955	1,064
Derivative instruments used for hedging	321	202	384	469
Provisions [1]	3,079	2,653	2,641	1,340
of which off-balance sheet risk	94	59	60	61
Liabilities held for separate accounts	7,709	9,046	11,236	11,921
Interest and fees payable	6,364	6,055	5,641	6,238
Current tax liabilities	905	788	864	943
Deferred tax liabilities	441	423	394	167
Failed sales	1,442	1,267	2,396	2,596
Other	15,925	14,895	15,273	15,133
Other liabilities	52,896	48,913	51,447	51,884
1 Includes provisions for bridge commitments.

18 Long-term debt
Long-term debt
end of	3Q14	2Q14	4Q13	3Q13
Long-term debt (CHF million)
Senior	126,813	108,419	96,048	95,910
Subordinated	24,643	23,551	21,002	19,196
Non-recourse liabilities from consolidated VIEs	12,220	11,857	12,992	13,715
Long-term debt	163,676	143,827	130,042	128,821
of which reported at fair value	75,243	70,217	63,369	61,874
of which structured notes	45,960	41,739	34,815	35,152

Structured notes by product
end of	3Q14	2Q14	4Q13
Structured notes (CHF million)
Equity	31,332	29,855	22,605
Fixed income	7,724	6,080	6,455
Credit	5,205	4,778	5,016
Other	1,699	1,026	739
Total structured notes	45,960	41,739	34,815

19 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income
3Q14 (CHF million)
Balance at beginning of period	18	(13,860)	72	(2,680)	473	(15,977)
Increase/(decrease)	(9)	1,648	5	10	19	1,673
Increase/(decrease) due to equity method investments	(1)	0	0	0	0	(1)
Reclassification adjustments, included in net income	(5)	0	(14)	38	(19)	0
Total increase/(decrease)	(15)	1,648	(9)	48	0	1,672
Balance at end of period	3	(12,212)	63	(2,632)	473	(14,305)
2Q14 (CHF million)
Balance at beginning of period	6	(13,922)	60	(2,722)	495	(16,083)
Increase/(decrease)	12	62	12	4	0	90
Increase/(decrease) due to equity method investments	5	0	0	0	0	5
Reclassification adjustments, included in net income	(5)	0	0	38	(22)	11
Total increase/(decrease)	12	62	12	42	(22)	106
Balance at end of period	18	(13,860)	72	(2,680)	473	(15,977)
3Q13 (CHF million)
Balance at beginning of period	(42)	(12,124)	63	(3,650)	552	(15,201)
Increase/(decrease)	15	(1,071)	0	(9)	0	(1,065)
Increase/(decrease) due to equity method investments	5	0	0	0	0	5
Reclassification adjustments, included in net income	0	38	0	66	(22)	82
Total increase/(decrease)	20	(1,033)	0	57	(22)	(978)
Balance at end of period	(22)	(13,157)	63	(3,593)	530	(16,179)
9M14 (CHF million)
Balance at beginning of period	(11)	(13,674)	52	(2,757)	515	(15,875)
Increase/(decrease)	15	1,462	25	11	19	1,532
Increase/(decrease) due to equity method investments	12	0	0	0	0	12
Reclassification adjustments, included in net income	(13)	0	(14)	114	(61)	26
Total increase/(decrease)	14	1,462	11	125	(42)	1,570
Balance at end of period	3	(12,212)	63	(2,632)	473	(14,305)
9M13 (CHF million)
Balance at beginning of period	(29)	(12,767)	84	(3,801)	610	(15,903)
Increase/(decrease)	(2)	(476)	(21)	12	0	(487)
Increase/(decrease) due to equity method investments	7	0	0	0	0	7
Reclassification adjustments, included in net income	2	86	0	196	(80)	204
Total increase/(decrease)	7	(390)	(21)	208	(80)	(276)
Balance at end of period	(22)	(13,157)	63	(3,593)	530	(16,179)

Details on significant reclassification adjustments
in	3Q14	2Q14	3Q13		9M14	9M13
Reclassification adjustments, included in net income (CHF million)
Cumulative translation adjustments
Sale of subsidiaries	0	0	38	[1]	0	86	[1]
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	50	50	87		150	261
Tax expense/(benefit)	(12)	(12)	(21)		(36)	(65)
Net of tax	38	38	66		114	196
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [2]	(25)	(28)	(27)		(78)	(101)
Tax expense	6	6	5		17	21
Net of tax	(19)	(22)	(22)		(61)	(80)
1
Includes net releases of CHF 38 million and CHF 46 million in 3Q13 and 1Q13, respectively, on the sale of JO Hambro which was settled in 3Q13. These were reclassified from cumulative translation adjustments and included in net income in other revenues, offset by a gain on the transaction.

2 These components are included in the computation of total benefit costs. Refer to "Note 23 – Pension and other post-retirement benefits" for further information.

Additional share information
	3Q14		2Q14		3Q13		9M14		9M13
Common shares issued
Balance at beginning of period	1,607,168,947		1,596,119,349		1,594,295,735		1,596,119,349		1,320,829,922
Issuance of common shares	0		11,049,598		1,138,163		11,049,598		274,603,976
of which MACCS settlement	–		–		–		–		199,964,015
of which share-based compensation	0		11,049,598		1,138,163		11,049,598		37,087,674
Balance at end of period	1,607,168,947		1,607,168,947		1,595,433,898		1,607,168,947		1,595,433,898
Treasury shares
Balance at beginning of period	(7,196,146)		(8,866,124)		(2,328,381)		(5,183,154)		(27,036,831)
Sale of treasury shares	122,001,600		78,696,088		65,251,532		268,667,813		296,173,698
of which MACCS settlement	–		–		–		–		33,488,655
Repurchase of treasury shares	(121,898,106)		(101,311,442)		(66,054,256)		(295,516,053)		(278,183,451)
Share-based compensation	737,202		24,285,332		98,272		25,675,944		6,013,751
Balance at end of period	(6,355,450)		(7,196,146)		(3,032,833)		(6,355,450)		(3,032,833)
Common shares outstanding
Balance at end of period	1,600,813,497	[1]	1,599,972,801	[2]	1,592,401,065	[3]	1,600,813,497	[1]	1,592,401,065	[3]
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 680,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 498,874,240 of these shares were reserved for capital instruments.

2
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 680,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 498,874,240 of these shares were reserved for capital instruments.

3
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 661,735,049 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 498,874,240 of these shares were reserved for capital instruments.

20 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:

– are offset in the Group’s consolidated balance sheets; or
– are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.

Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.

Derivatives
The Group transacts bilateral OTC derivatives mainly under ISDA Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values (NRV) and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements exist, fair values are recorded on a gross basis.
Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value. However, these bifurcated embedded derivatives are generally not subject to enforceable master netting agreements and are not recorded as derivative instruments under trading assets and liabilities or other assets and other liabilities. Information on bifurcated embedded derivatives has therefore not been included in the offsetting disclosures.

The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of derivatives
	3Q14		4Q13
end of	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	237.4	231.3	265.4	262.1
OTC	185.5	182.0	183.0	178.1
Exchange-traded	0.1	0.0	0.3	0.0
Interest rate products	423.0	413.3	448.7	440.2
OTC	82.2	94.9	58.5	68.2
Exchange-traded	0.1	0.2	0.1	0.2
Foreign exchange products	82.3	95.1	58.6	68.4
OTC	15.1	16.4	15.5	18.6
Exchange-traded	15.9	17.7	14.8	15.1
Equity/index-related products	31.0	34.1	30.3	33.7
OTC-cleared	6.6	6.1	5.2	5.1
OTC	18.3	18.8	20.8	21.2
Credit derivatives	24.9	24.9	26.0	26.3
OTC	3.9	3.0	4.4	4.0
Exchange-traded	0.6	0.6	0.5	0.8
Other products	4.5	3.6	4.9	4.8
OTC-cleared	244.0	237.4	270.6	267.2
OTC	305.0	315.1	282.2	290.1
Exchange-traded	16.7	18.5	15.7	16.1
Total gross derivatives subject to enforceable master netting agreements	565.7	571.0	568.5	573.4
Offsetting (CHF billion)
OTC-cleared	(241.3)	(237.3)	(269.1)	(267.0)
OTC	(279.8)	(289.8)	(260.7)	(265.7)
Exchange-traded	(16.1)	(16.9)	(15.1)	(15.1)
Offsetting	(537.2)	(544.0)	(544.9)	(547.8)
of which counterparty netting	(515.2)	(515.2)	(523.9)	(523.9)
of which cash collateral netting	(22.0)	(28.8)	(21.0)	(23.9)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	2.7	0.1	1.5	0.2
OTC	25.2	25.3	21.5	24.4
Exchange-traded	0.6	1.6	0.6	1.0
Total net derivatives subject to enforceable master netting agreements	28.5	27.0	23.6	25.6
Total derivatives not subject to enforceable master netting agreements [1]	11.0	10.8	10.1	11.3
Total net derivatives presented in the consolidated balance sheets	39.5	37.8	33.7	36.9
of which recorded in trading assets and trading liabilities	37.9	37.5	31.6	36.5
of which recorded in other assets and other liabilities	1.6	0.3	2.1	0.4
1 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by global master repurchase agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Transactions under such agreements are netted in the consolidated balance sheets if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, substantially all of the collateral received that may be sold or repledged was sold or repledged as of September 30, 2014 and December 31, 2013. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities purchased under resale agreements and securities borrowing transactions
	3Q14				4Q13
end of	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	128.8	(30.4)	98.4		112.0	(25.1)	86.9
Securities borrowing transactions	32.3	(6.9)	25.4		22.7	(1.7)	21.0
Total subject to enforceable master netting agreements	161.1	(37.3)	123.8		134.7	(26.8)	107.9
Total not subject to enforceable master netting agreements [1]	63.5	–	63.5		52.1	–	52.1
Total	224.6	(37.3)	187.3	[2]	186.8	(26.8)	160.0	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 108,076 million and CHF 96,587 million of the total net amount as of the end of 3Q14 and 4Q13, respectively, are reported at fair value.

The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
	3Q14				4Q13
end of	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	84.3	(34.4)	49.9		86.5	(26.8)	59.7
Securities lending transactions	12.9	(2.9)	10.0		6.6	0.0	6.6
Obligation to return securities received as collateral, at fair value	18.9	0.0	18.9		18.5	0.0	18.5
Total subject to enforceable master netting agreements	116.1	(37.3)	78.8		111.6	(26.8)	84.8
Total not subject to enforceable master netting agreements [1]	33.3	–	33.3		32.0	–	32.0
Total	149.4	(37.3)	112.1		143.6	(26.8)	116.8
of which securities sold under repurchase agreements and securities lending transactions	127.2	(37.3)	89.9	[2]	120.8	(26.8)	94.0	[2]
of which obligation to return securities received as collateral, at fair value	22.2	0.0	22.2		22.8	0.0	22.8
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 64,269 million and CHF 76,104 million of the total net amount as of the end of 3Q14 and 4Q13, respectively, are reported at fair value.

The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.

Amounts not offset in the consolidated balance sheets
	3Q14						4Q13
end of	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	28.5	5.8		0.1		22.6	23.6	4.9		0.1		18.6
Securities purchased under resale agreements	98.4	98.4		0.0		0.0	86.9	86.9		0.0		0.0
Securities borrowing transactions	25.4	24.8		0.0		0.6	21.0	20.2		0.0		0.8
Total financial assets subject to enforceable master netting agreements	152.3	129.0		0.1		23.2	131.5	112.0		0.1		19.4
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	27.0	12.0		0.0		15.0	25.6	9.9		0.0		15.7
Securities sold under repurchase agreements	49.9	49.7		0.0		0.2	59.7	59.7		0.0		0.0
Securities lending transactions	10.0	9.5		0.0		0.5	6.6	6.2		0.0		0.4
Obligation to return securities received as collateral, at fair value	18.9	17.9		0.0		1.0	18.5	17.5		0.0		1.0
Total financial liabilities subject to enforceable master netting agreements	105.8	89.1		0.0		16.7	110.4	93.3		0.0		17.1
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of CDS and credit insurance contracts. Therefore the net exposure presented in the table above is not representative for the Group’s counterparty exposure.

21 Tax
The income tax expense of CHF 366 million recorded in 3Q14 mainly reflected the impact of the geographical mix of results.
The presentation of income tax expense and deferred tax assets and liabilities is in accordance with ASC Topic 740 – Income Taxes – guidance to interim reporting.
The quarterly income tax expense includes the impact of the continuous re-assessment of the estimated annual effective tax rate as well as the impact of items that need to be recorded in the specific interim period in which they occur.
Net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of September 30, 2014, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 6.6 billion which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 78 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2010; Brazil – 2009; Japan – 2009; the UK – 2006; the US – 2006; and the Netherlands – 2005.

Effective tax rate
in	3Q14	2Q14	3Q13	9M14	9M13
Effective tax rate (%)	27.4	(88.7)	40.4	44.5	30.2

Tax expense reconciliation
in	3Q14
CHF million
Income tax expense/(benefit) computed at the Swiss statutory tax rate of 22%	294
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(27)
Other non-deductible expenses	87
Changes in deferred tax valuation allowance	43
Lower taxed income	(82)
Income taxable to noncontrolling interests	(15)
Change in recognition of outside basis difference	243
Tax deductible impairments of Swiss subsidiary investments	(174)
Other	(3)
Income tax expense	366

Foreign tax rate differential
3Q14 included a foreign tax benefit of CHF 27 million in respect of earnings in higher tax jurisdictions, such as the US, as well as earnings in lower tax jurisdictions, such as Singapore.

Other non-deductible expenses
3Q14 included the impact of non-deductible interest expenses of CHF 52 million, non-deductible bank levy costs and other non-deductible expenses of CHF 35 million.

Changes in deferred tax valuation allowance
3Q14 included the impact of the increase of valuation allowances of CHF 44 million mainly in respect of four of the Group’s operating entities, three in Europe and one in Asia, related to estimated current year earnings.

Lower taxed income
3Q14 included the impact of a beneficial earnings mix in one of the Group’s operating entities in Switzerland of CHF 44 million, a CHF 21 million income tax benefit related to non-taxable life insurance income and various other smaller items totaling CHF 17 million.

Change in recognition of outside basis difference
3Q14 included a CHF 243 million income tax charge related to a partial reversal of the outside basis differences relating to Swiss subsidiary investments.

Net deferred tax assets
end of	3Q14	2Q14
Net deferred tax assets (CHF million)
Deferred tax assets	5,833	5,557
of which net operating losses	990	758
of which deductible temporary differences	4,843	4,799
Deferred tax liabilities	(441)	(423)
Net deferred tax assets	5,392	5,134

22 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, Contingent Capital Awards, Capital Opportunity Facility awards, Plus Bond awards, Partner Asset Facilities awards, Adjustable Performance Plan awards, Restricted Cash Awards, Scaled Incentive Share Units (SISUs), Incentive Share Units (ISUs) and other cash awards.
> Refer to “Note 28 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information.

The following tables show the expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 3Q14 and prior periods and the associated remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized deferred compensation expense was based on the fair value of each award on the date of grant and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.

Deferred compensation expense
in	3Q14	2Q14	3Q13	9M14	9M13
Deferred compensation expense (CHF million)
Share awards	232	227	183	709	640
Performance share awards	145	156	138	473	468
Contingent Capital Awards	17	79	–	192	–
Capital Opportunity Facility awards	4	4	–	9	–
Plus Bond awards [1]	8	7	10	25	26
2011 Partner Asset Facility awards [2]	1	(1)	50	11	20
Adjustable Performance Plan share awards [3]	2	(3)	6	0	27
Adjustable Performance Plan cash awards [3]	3	(11)	7	(10)	6
Restricted Cash Awards	23	24	26	70	117
Scaled Incentive Share Units [3]	0	(3)	8	(3)	32
Incentive Share Units [4]	0	0	0	0	(2)
2008 Partner Asset Facility awards [2]	(2)	61	27	81	80
Other cash awards	95	98	97	321	334
Discontinued operations	1	(6)	(11)	(8)	(17)
Total deferred compensation expense	529	632	541	1,870	1,731
1
Compensation expense primarily relates to mark-to-market changes of the underlying assets of the Plus Bonds and the amortization of the voluntary Plus Bonds elected in 1Q13 and expensed over a three-year vesting period.

2 Compensation expense mainly includes the change in underlying fair value of the indexed assets during the period.
3 Includes forfeitures and downward adjustments according to the plan terms and conditions.
4 Includes forfeitures.

Additional information
end of	3Q14
Estimated unrecognized deferred compensation expense (CHF million)
Share awards	965
Performance share awards	380
Contingent Capital Awards	247
Capital Opportunity Facility awards	6
Plus Bond awards	8
Adjustable Performance Plan share awards	2
Adjustable Performance Plan cash awards	3
Restricted Cash Awards	62
Other cash awards	193
Estimated unrecognized deferred compensation expense	1,866

Weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.2

Share-based award activity
	3Q14					9M14
Number of awards (in millions)	Share awards	Performance share awards	Adjustable Performance Plan share awards	SISU awards	ISU awards	Share awards	Performance share awards	Adjustable Performance Plan share awards		SISU awards	ISU awards
Share-based award activities
Balance at beginning of period	78.4	49.4	7.5	0.1	0.7	72.9	41.4	14.5		4.7	1.2
Granted	0.7	0.0	0.0	0.0	0.0	35.9	24.3	0.8	[1]	0.0	0.0
Settled	(1.0)	(0.1)	0.0	(0.1)	0.0	(29.0)	(16.0)	(7.6)		(4.6)	0.0
Forfeited	(0.7)	(0.2)	0.0	0.0	0.0	(2.4)	(0.6)	(0.2)		(0.1)	(0.5)
Balance at end of period	77.4	49.1	7.5	0.0	0.7	77.4	49.1	7.5		0.0	0.7
of which vested	5.8	3.0	1.1	0.0	0.1	5.8	3.0	1.1		0.0	0.1
of which unvested	71.6	46.1	6.4	0.0	0.6	71.6	46.1	6.4		0.0	0.6
1 Represents additional units earned in 1Q14 as the original Adjustable Performance Plan awards met performance criteria in accordance with the terms and conditions of the awards.

23 Pension and other post-retirement benefits
The Group expects to contribute CHF 566 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2014. As of the end of 3Q14, CHF 465 million of contributions had been made.

Components of total benefit costs
in	3Q14	2Q14	3Q13	9M14	9M13
Total benefit costs (CHF million)
Service costs on benefit obligation	68	69	93	206	281
Interest costs on benefit obligation	121	120	109	361	326
Expected return on plan assets	(182)	(181)	(184)	(544)	(552)
Amortization of recognized prior service cost/(credit)	(24)	(22)	(23)	(68)	(69)
Amortization of recognized actuarial losses	49	50	87	149	260
Net periodic benefit costs	32	36	82	104	246
Settlement losses/(gains)	(2)	0	0	(2)	1
Curtailment losses/(gains)	0	(7)	(4)	(10)	(32)
Special termination benefits	4	4	4	11	16
Total benefit costs	34	33	82	103	231

24 Derivatives and hedging activities
> Refer to “Note 31 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information.

Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 27 – Financial instruments” for further information.

Fair value of derivative instruments
	Trading			Hedging			[1]
end of 3Q14	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	12,234.7	3.7	4.1	0.0	0.0	0.0
Swaps	28,984.9	363.7	357.8	51.2	2.5	0.9
Options bought and sold (OTC)	3,767.5	53.9	51.8	0.0	0.0	0.0
Futures	1,715.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	621.1	0.2	0.1	0.0	0.0	0.0
Interest rate products	47,323.3	421.5	413.8	51.2	2.5	0.9
Forwards	2,075.5	30.6	30.3	19.7	0.1	0.6
Swaps	1,483.2	44.1	55.9	0.0	0.0	0.0
Options bought and sold (OTC)	1,122.0	13.0	13.9	11.1	0.0	0.1
Futures	50.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	12.8	0.2	0.2	0.0	0.0	0.0
Foreign exchange products	4,744.0	87.9	100.3	30.8	0.1	0.7
Forwards	3.6	0.7	0.1	0.0	0.0	0.0
Swaps	299.9	5.9	7.7	0.0	0.0	0.0
Options bought and sold (OTC)	265.5	11.3	10.3	0.0	0.0	0.0
Futures	47.0	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	451.0	16.4	18.2	0.0	0.0	0.0
Equity/index-related products	1,067.0	34.3	36.3	0.0	0.0	0.0
Credit derivatives [2]	1,389.8	25.5	25.5	0.0	0.0	0.0
Forwards	17.2	0.6	0.7	0.0	0.0	0.0
Swaps	36.1	3.0	2.1	0.0	0.0	0.0
Options bought and sold (OTC)	31.4	0.8	0.8	0.0	0.0	0.0
Futures	23.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	42.9	0.5	0.7	0.0	0.0	0.0
Other products [3]	150.9	4.9	4.3	0.0	0.0	0.0
Total derivative instruments	54,675.0	574.1	580.2	82.0	2.6	1.6
The notional amount, PRV and NRV (trading and hedging) was CHF 54,757.0 billion, CHF 576.7 billion and CHF 581.8 billion, respectively, as of September 30, 2014.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 4Q13	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	9,366.2	2.5	2.6	0.0	0.0	0.0
Swaps	30,589.6	399.6	393.8	68.5	2.8	0.7
Options bought and sold (OTC)	3,889.5	44.3	44.9	0.0	0.0	0.0
Futures	830.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	705.9	0.3	0.2	0.0	0.0	0.0
Interest rate products	45,382.0	446.7	441.5	68.5	2.8	0.7
Forwards	2,098.0	21.6	21.5	30.5	0.3	0.1
Swaps	1,382.1	28.9	39.2	0.0	0.0	0.0
Options bought and sold (OTC)	815.6	10.7	11.6	9.4	0.0	0.0
Futures	48.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	5.5	0.1	0.2	0.0	0.0	0.0
Foreign exchange products	4,350.0	61.3	72.5	39.9	0.3	0.1
Forwards	4.0	0.7	0.1	0.0	0.0	0.0
Swaps	236.1	5.4	7.9	0.0	0.0	0.0
Options bought and sold (OTC)	225.3	12.2	12.0	0.0	0.0	0.0
Futures	50.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	416.2	17.0	17.2	0.0	0.0	0.0
Equity/index-related products	932.2	35.3	37.2	0.0	0.0	0.0
Credit derivatives [2]	1,483.3	26.8	27.2	0.0	0.0	0.0
Forwards	19.2	0.7	1.1	0.0	0.0	0.0
Swaps	45.4	2.9	2.5	0.0	0.0	0.0
Options bought and sold (OTC)	35.2	1.1	1.0	0.0	0.0	0.0
Futures	31.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	48.9	0.7	0.9	0.0	0.0	0.0
Other products [3]	179.8	5.4	5.5	0.0	0.0	0.0
Total derivative instruments	52,327.3	575.5	583.9	108.4	3.1	0.8
The notional amount, PRV and NRV (trading and hedging) was CHF 52,435.7 billion, CHF 578.6 billion and CHF 584.7 billion, respectively, as of December 31, 2013.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.

Netting of derivative instruments
> Refer to “Derivatives” in Note 20 – Offsetting of financial assets and financial liabilities for further information of the netting of derivative instruments.

Fair value hedges
in	3Q14	2Q14	3Q13	9M14	9M13
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	(97)	(26)	41	(413)	378
Foreign exchange products	0	2	0	2	(8)
Total	(97)	(24)	41	(411)	370
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	100	16	(41)	416	(380)
Foreign exchange products	0	(2)	0	(2)	8
Total	100	14	(41)	414	(372)
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	3	(10)	0	3	(2)
Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	3Q14	2Q14	3Q13	9M14	9M13
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	1	13	18	28	(2)
Foreign exchange products	(12)	5	5	2	7
Total	(11)	18	23	30	5
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products [1]	6	5	1	15	1
Foreign exchange products [2]	(1)	0	(1)	(2)	(3)
Total	5	5	0	13	(2)
Details of cash flow hedges (CHF million)
Net gains/(losses) on the ineffective portion [1]	1	(1)	1	0	1
1 Included in trading revenues.
2 Included in other revenues.

As of the end of 3Q14, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was five years.
The net gain associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months is CHF 4 million.

Net investment hedges
in	3Q14	2Q14	3Q13	9M14	9M13
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	(1,319)	(279)	597	(1,539)	306
Total	(1,319)	(279)	597	(1,539)	306
Gains/(losses) reclassified from AOCI into income (CHF million)
Foreign exchange products [1]	0	0	2	0	2
Total	0	0	2	0	2
Represents gains/(losses) on effective portion.
1 Included in other revenues.

The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 8 – Trading revenues” for gains and losses on trading activities by product type.

Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty, at the existing mark-to-market replacement value of the derivative contract.
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch and a two-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.

Contingent credit risk
	3Q14				4Q13
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	13.4	0.9	0.2	14.5	11.7	1.1	0.1	12.9
Collateral posted	11.7	0.9	–	12.6	10.6	1.2	–	11.8
Additional collateral required in a one-notch downgrade event	0.7	0.6	0.1	1.4	0.6	0.8	0.0	1.4
Additional collateral required in a two-notch downgrade event	2.1	0.8	0.1	3.0	2.3	1.1	0.0	3.4

Credit derivatives
> Refer to “Note 31 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information on credit derivatives.

Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Certain cash collateralized debt obligations (CDOs) and other derivative instruments were excluded as they do not fall within the scope of US GAAP rules. TRS of CHF 12.2 billion and CHF 7.4 billion as of the end of 3Q14 and 4Q13, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.

Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.

Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.

Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.

Credit protection sold/purchased
	3Q14						4Q13
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(278.3)	264.6		(13.7)	34.8	5.2	(305.9)	287.9		(18.0)	37.7	5.2
Non-investment grade	(106.9)	102.4		(4.5)	13.8	1.3	(108.7)	104.9		(3.8)	10.5	2.5
Total single-name instruments	(385.2)	367.0		(18.2)	48.6	6.5	(414.6)	392.8		(21.8)	48.2	7.7
of which sovereign	(78.9)	75.9		(3.0)	9.1	(0.1)	(88.1)	85.0		(3.1)	8.9	(0.4)
of which non-sovereign	(306.3)	291.1		(15.2)	39.5	6.6	(326.5)	307.8		(18.7)	39.3	8.1
Multi-name instruments (CHF billion)
Investment grade [2]	(192.8)	188.7		(4.1)	40.9	2.5	(219.1)	212.1		(7.0)	47.3	3.3
Non-investment grade	(67.1)	62.2	[3]	(4.9)	13.8	1.8	(65.0)	59.0	[3]	(6.0)	13.5	1.5
Total multi-name instruments	(259.9)	250.9		(9.0)	54.7	4.3	(284.1)	271.1		(13.0)	60.8	4.8
of which sovereign	(10.6)	10.4		(0.2)	1.2	0.0	(10.8)	10.9		0.1	1.1	0.0
of which non-sovereign	(249.3)	240.5		(8.8)	53.5	4.3	(273.3)	260.2		(13.1)	59.7	4.8
Total instruments (CHF billion)
Investment grade [2]	(471.1)	453.3		(17.8)	75.7	7.7	(525.0)	500.0		(25.0)	85.0	8.5
Non-investment grade	(174.0)	164.6		(9.4)	27.6	3.1	(173.7)	163.9		(9.8)	24.0	4.0
Total instruments	(645.1)	617.9		(27.2)	103.3	10.8	(698.7)	663.9		(34.8)	109.0	12.5
of which sovereign	(89.5)	86.3		(3.2)	10.3	(0.1)	(98.9)	95.9		(3.0)	10.0	(0.4)
of which non-sovereign	(555.6)	531.6		(24.0)	93.0	10.9	(599.8)	568.0		(31.8)	99.0	12.9
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes the Clock Finance transaction.

The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.

Credit derivatives
end of	3Q14	4Q13
Credit derivatives (CHF billion)
Credit protection sold	645.1	698.7
Credit protection purchased	617.9	663.9
Other protection purchased	103.3	109.0
Other instruments [1]	23.5	11.7
Total credit derivatives	1,389.8	1,483.3
1 Consists of certain cash collateralized debt obligations, total return swaps and other derivative instruments.

The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.

Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
3Q14 (CHF billion)
Single-name instruments	79.4	268.6	37.2	385.2
Multi-name instruments	29.5	210.1	20.3	259.9
Total instruments	108.9	478.7	57.5	645.1
4Q13 (CHF billion)
Single-name instruments	91.2	281.4	42.0	414.6
Multi-name instruments	19.2	208.2	56.7	284.1
Total instruments	110.4	489.6	98.7	698.7

25 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate Credit Suisse to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, securities lending indemnifications, derivatives and other guarantees.
> Refer to “Guarantees” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Guarantees and commitments in the Credit Suisse Annual Report 2013 for a detailed description of guarantees.

Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
3Q14 (CHF million)
Credit guarantees and similar instruments	2,862	1,593	4,455	4,218		15	2,165
Performance guarantees and similar instruments	4,923	2,730	7,653	6,766		61	3,132
Securities lending indemnifications	12,729	0	12,729	12,729		0	12,729
Derivatives [2]	28,130	9,681	37,811	37,811		884	–	[3]
Other guarantees	3,553	1,239	4,792	4,783		37	2,545
Total guarantees	52,197	15,243	67,440	66,307		997	20,571
4Q13 (CHF million)
Credit guarantees and similar instruments	2,688	1,526	4,214	4,066		14	2,333
Performance guarantees and similar instruments	4,910	3,136	8,046	7,125		107	3,312
Securities lending indemnifications	11,479	0	11,479	11,479		0	11,479
Derivatives [2]	18,247	13,403	31,650	31,650		715	–	[3]
Other guarantees	4,003	1,212	5,215	5,191		3	2,631
Total guarantees	41,327	19,277	60,604	59,511		839	19,755
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.

Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2014 to June 30, 2015 is CHF 0.6 billion. These deposit insurance guarantees were reflected in other guarantees.

Representations and warranties on residential mortgage loans sold
In connection with Investment Banking’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises (GSEs) Fannie Mae and Freddie Mac; institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
With respect to its outstanding repurchase claims, the Group is unable to estimate reasonably possible losses in excess of the amounts accrued because of the heterogeneity of its portfolio, the complexity of legal and factual determinations related to each claim, the limited amount of discovery and/or other factors.
The following tables present the total amount of residential mortgage loans sold during the period from January 1, 2004 to September 30, 2014 by counterparty type and the development of outstanding repurchase claims and provisions for outstanding repurchase claims in 3Q14, 2Q14 and 3Q13, including realized losses from the repurchase of residential mortgage loans sold.

Residential mortgage loans sold
January 1, 2004 to September 30, 2014 (USD billion)
Government-sponsored enterprises	8.2
Private investors [1]	24.8
Non-agency securitizations	136.1	[2]
Total residential mortgage loans sold	169.1
1 Primarily banks.
2
Of the total residential mortgage loans sold to non-agency securitizations USD 26.1 billion were outstanding as of the end of 3Q14. The difference of the total balance of mortgage loans sold and the outstanding balance as of the end of 3Q14 is attributable to borrower payments of USD 90.7 billion and losses of USD 19.3 billion due to loan defaults.

Residential mortgage loans sold – outstanding repurchase claims
	3Q14				2Q14
	Government- sponsored enterprises	Private investors	Non-agency securitiza- tions	Total	Government- sponsored enterprises	Private investors	Non-agency securitiza- tions	Total
Outstanding repurchase claims (USD million)
Balance at beginning of period	67	3	83	153	69	418	83	570
New claims	1	0	54	55	3	0	314	317
Claims settled through repurchases	0	0	0	0	0	0	0	0
Other settlements	0	0	0	0	(1)	(415)	0	(416)	[1]
Total claims settled	0	0	0	0	(1)	(415)	0	(416)
Claims rescinded	(1)	0	0	(1)	(4)	0	0	(4)
Transfers to/from arbitration and litigation, net [2]	0	0	(54)	(54)	0	0	(314)	(314)
Balance at end of period	67	3	83	153	67	3	83	153

	3Q13
	Government- sponsored enterprises	Private investors	Non-agency securitiza- tions	Total
Outstanding repurchase claims (USD million)
Balance at beginning of period	81	420	1,194	1,695
New claims	12	22	9	43
Claims settled through repurchases	0	0	0	0
Other settlements	(18)	(23)	0	(41)	[1]
Total claims settled	(18)	(23)	0	(41)
Claims rescinded	(9)	0	0	(9)
Transfers to/from arbitration and litigation, net [2]	0	0	(1,131)	(1,131)
Balance at end of period	66	419	72	557
1 Settled at USD 59 million and USD 20 million in 2Q14 and 3Q13, respectively.
2 Refer to "Note 29 – Litigation" for repurchase claims that are in arbitration or litigation.

Residential mortgage loans sold – outstanding repurchase claims (continued)
	9M14					9M13
	Government- sponsored enterprises	Private investors	Non-agency securitiza- tions	Total		Government- sponsored enterprises	Private investors	Non-agency securitiza- tions	Total
Outstanding repurchase claims (USD million)
Balance at beginning of period	77	420	83	580		67	464	1,395	1,926
New claims	10	1	374	385		48	137	498	683
Claims settled through repurchases	0	0	0	0		(4)	0	(2)	(6)	[1]
Other settlements	(4)	(416)	(5)	(425)	[2]	(26)	(178)	(7)	(211)	[2]
Total claims settled	(4)	(416)	(5)	(425)		(30)	(178)	(9)	(217)
Claims rescinded	(16)	0	0	(16)		(19)	(4)	0	(23)
Transfers to/from arbitration and litigation, net [3]	0	(2)	(369)	(371)		0	0	(1,812)	(1,812)
Balance at end of period	67	3	83	153		66	419	72	557
1 Settled at a repurchase price of USD 6 million.
2 Settled at USD 66 million and USD 45 million in 9M14 and 9M13, respectively.
3 Refer to "Note 29 – Litigation" for repurchase claims that are in arbitration or litigation.

Provisions for outstanding repurchase claims
	3Q14	2Q14		3Q13		9M14		9M13
Provisions for outstanding repurchase claims (USD million) [1]
Balance at beginning of period	60	136		98		146		55
Increase/(decrease) in provisions, net	0	(17)		10		(20)		84
Realized losses [2]	0	(59)	[3]	(20)	[4]	(66)	[3]	(51)	[4]
Balance at end of period [5]	60	60		88		60		88
1 Excludes provisions for repurchase claims related to residential mortgage loans sold that are in arbitration or litigation. Refer to "Note 29 – Litigation" for further information.
2 Includes indemnifications paid to resolve loan repurchase claims.
3 Primarily related to private investors.
4 Primarily related to government-sponsored enterprises and private investors.
5 Primarily related to government-sponsored enterprises.

Representations and warranties relating to residential mortgage loans sold to non-agency securitization vehicles are more limited in scope than those relating to residential mortgage loans sold to GSEs, and it can be more difficult to establish causation and standing in making a repurchase claim for breach of representations and warranties on residential mortgage loans sold in non-agency securitizations. The Group is involved in litigation relating to representations and warranties on residential mortgage loans sold.
> Refer to “Note 29 – Litigation” for further information.

Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in the Guarantees and commitments disclosure of repurchase claims and related loss contingencies and provisions but are addressed in litigation and related loss contingencies and provisions.
Repurchase claims relating to residential mortgage loans sold may increase in the future based on the large number of defaults in residential mortgages, including those sold or securitized by the Group.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.
> Refer to “Disposal-related contingencies and other indemnifications” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Guarantees and commitments in the Credit Suisse Annual Report 2013 for a description of these guarantees.

Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, irrevocable loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Other commitments” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Guarantees and commitments in the Credit Suisse Annual Report 2013 for a description of these commitments.

Other commitments
	3Q14						4Q13
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	5,342	30	5,372	5,180		3,357	5,484	28	5,512	5,452		3,381
Irrevocable loan commitments [2]	34,096	84,957	119,053	115,312		57,719	27,250	69,740	96,990	92,732		47,996
Forward reverse repurchase agreements	32,350	0	32,350	32,350		32,350	26,893	0	26,893	26,893		26,893
Other commitments	900	1,179	2,079	2,079		0	2,481	1,410	3,891	3,891		350
Total other commitments	72,688	86,166	158,854	154,921		93,426	62,108	71,178	133,286	128,968		78,620
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 102,069 million and CHF 90,254 million of unused credit limits as of the end of 3Q14 and 4Q13, respectively, which were revocable at the Group's sole discretion upon notice to the client.

26 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.

Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, commercial paper (CP) and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue CMBS, RMBS and ABS that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.
The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include CDOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.

When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and CDOs involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 9M14 and 9M13 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.

Securitizations
in	9M14	9M13
Gains and cash flows (CHF million)
CMBS
Net gain [1]	8	1
Proceeds from transfer of assets	3,007	4,204
Cash received on interests that continue to be held	74	50
RMBS
Net gain/(loss) [1]	13	(7)
Proceeds from transfer of assets	20,113	20,200
Purchases of previously transferred financial assets or its underlying collateral	(4)	(8)
Servicing fees	1	3
Cash received on interests that continue to be held	303	400
Other asset-backed financings
Net gain [1]	20	12
Proceeds from transfer of assets	1,249	740
Purchases of previously transferred financial assets or its underlying collateral [2]	0	(213)
Cash received on interests that continue to be held	5	605
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Represents market making activity and voluntary repurchases at fair value where no repurchase obligations were present.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfer of financial assets” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2013 for a detailed description of continuing involvement in transferred financial assets.

The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 3Q14 and 4Q13, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	3Q14	4Q13
CHF million
CMBS
Principal amount outstanding	38,395	37,308
Total assets of SPE	42,882	48,715
RMBS
Principal amount outstanding	53,296	45,571
Total assets of SPE	53,436	48,741
Other asset-backed financings
Principal amount outstanding	26,160	27,854
Total assets of SPE	26,160	27,854
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.

Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.

Key economic assumptions at the time of transfer
> Refer to “Note 27 – Financial instruments” for information on fair value hierarchy levels.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	9M14							9M13
at time of transfer, in			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			1,493				3,374			337				2,482
of which level 2			1,423				3,183			252				2,389
of which level 3			70				191			85				93
Weighted-average life, in years			3.9				8.3			7.2				7.7
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	1.5	–	23.0			–	[2]	5.4	–	31.0
Cash flow discount rate (rate per annum), in % [3]	1.0	–	11.0		2.0	–	17.8	1.6	–	11.6		0.0	–	45.9
Expected credit losses (rate per annum), in %	1.0	–	2.0		2.0	–	15.3	0.0	–	7.5		0.0	–	45.8
Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100 % prepayment assumption assumes a prepayment rate of 0.2 % per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 % thereafter during the term of the mortgage loan, leveling off to a CPR of 6 % per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR .

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.

Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 3Q14 and 4Q13.

Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	3Q14											4Q13
end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			1,931				2,704			202				1,132				2,354			284
of which non-investment grade			61				206			157				26				359			204
Weighted-average life, in years			5.3				8.9			4.7				6.5				8.6			3.7
Prepayment speed assumption (rate per annum), in % [3]			–		1.0	–	31.2			–				–		1.0	–	23.5			–
Impact on fair value from 10% adverse change			–				(31.0)			–				–				(26.6)			–
Impact on fair value from 20% adverse change			–				(60.7)			–				–				(48.6)			–
Cash flow discount rate (rate per annum), in % [4]	1.2	–	22.6		1.8	–	38.3	0.2	–	21.2		1.1	–	37.1		1.7	–	22.4	1.0	–	23.1
Impact on fair value from 10% adverse change			(17.7)				(44.9)			(2.1)				(25.5)				(65.0)			(2.4)
Impact on fair value from 20% adverse change			(34.8)				(86.9)			(4.2)				(50.0)				(124.9)			(4.9)
Expected credit losses (rate per annum), in %	1.0	–	22.0		1.5	–	37.3	2.1	–	9.2		0.2	–	36.6		0.1	–	17.3	0.7	–	21.0
Impact on fair value from 10% adverse change			(8.5)				(27.9)			(0.8)				(10.9)				(42.2)			(0.4)
Impact on fair value from 20% adverse change			(16.7)				(54.3)			(1.6)				(21.5)				(79.6)			(0.7)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs within this category are generally structured to be protected from prepayment risk.
3
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100 % prepayment assumption assumes a prepayment rate of 0.2 % per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 % thereafter during the term of the mortgage loan, leveling off to a CPR of 6 % per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR .

4 The rate was based on the weighted-average yield on the beneficial interests.

These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 3Q14 and 4Q13.
> Refer to “Note 28 – Assets pledged and collateral” for further information.

Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	3Q14	4Q13
CHF million
CMBS
Other assets	28	432
Liability to SPE, included in Other liabilities	(28)	(432)
Other asset-backed financings
Trading assets	169	216
Other assets	160	157
Liability to SPE, included in Other liabilities	(329)	(373)

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are grouped into three primary categories: CDOs, CP conduits and financial intermediation.
> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2013 for a detailed description of VIEs, CDOs, CP conduit or financial intermediation.

Collateralized debt obligations
The Group engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.

Commercial paper conduit
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one asset-backed CP conduit, Alpine, a client-focused multi-seller conduit vehicle. Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily loans and receivables, from clients and finances such purchases through the issuance of CP backed by these assets. For an asset to qualify for acquisition by the CP conduit, it must be rated at least investment grade after giving effect to the related asset-specific credit enhancement primarily provided by the client seller of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity and credit enhancement facilities provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of the conduit’s outstanding CP was approximately 52 days and 19 days as of 3Q14 and 4Q13, respectively. As of 3Q14 and 4Q13, Alpine had the highest short-term ratings from Moody’s and Dominion Bond Rating Service and was rated A-1 by Standard & Poor’s and F-1 by Fitch. The majority of Alpine’s purchased assets were highly rated reverse repurchase agreements as well as advance financing receivables, equipment loans or leases, and student loans. As of 3Q14 and 4Q13, those assets had an average rating of AA, based on the lowest of each asset’s internal rating and, where available, external rating, and an average maturity of 1.7 years and 2.1 years as of 3Q14 and 4Q13, respectively.

Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.

Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it was the primary beneficiary.
The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 3Q14 and 4Q13.

Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
3Q14 (CHF million)
Cash and due from banks	1,033	2	37	117	97	99	1,385
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	1,292	0	0	0	0	1,292
Trading assets	660	56	247	1,505	819	506	3,793
Investment securities	0	48	0	0	0	0	48
Other investments	0	0	0	38	1,585	421	2,044
Net loans	0	198	861	0	21	579	1,659
Premises and equipment	0	0	0	0	450	73	523
Other assets	7,236	1,568	3,703	2	217	1,660	14,386
of which loans held-for-sale	7,200	0	2,353	0	54	0	9,607
Total assets of consolidated VIEs	8,929	3,164	4,848	1,662	3,189	3,338	25,130
Customer deposits	0	0	0	0	0	215	215
Trading liabilities	5	0	0	0	6	1	12
Short-term borrowings	0	10,310	0	0	0	0	10,310
Long-term debt	8,797	21	2,770	144	93	395	12,220
Other liabilities	18	29	3	23	150	515	738
Total liabilities of consolidated VIEs	8,820	10,360	2,773	167	249	1,126	23,495
4Q13 (CHF million)
Cash and due from banks	702	1	2	100	87	60	952
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	1,959	0	0	0	0	1,959
Trading assets	869	51	3	1,687	665	335	3,610
Investment securities	0	100	0	0	0	0	100
Other investments	0	0	0	0	1,491	492	1,983
Net loans	0	2,012	885	0	779	531	4,207
Premises and equipment	0	0	0	0	447	66	513
Other assets	7,516	1,473	3,353	0	308	1,680	14,330
of which loans held-for-sale	7,479	0	3,093	0	56	0	10,628
Total assets of consolidated VIEs	9,087	5,596	4,243	1,787	3,777	3,164	27,654
Customer deposits	0	0	0	0	0	265	265
Trading liabilities	9	0	0	0	8	76	93
Short-term borrowings	0	4,280	0	7	0	(1)	4,286
Long-term debt	9,067	17	3,187	179	93	449	12,992
Other liabilities	34	16	67	2	153	438	710
Total liabilities of consolidated VIEs	9,110	4,313	3,254	188	254	1,227	18,346

Non-consolidated VIEs
The non-consolidated VIEs tables provide the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2013 for further information on non-consolidated VIEs.

Non-consolidated VIEs
		Financial intermediation
end of	CDO	Securi- tizations	Funds	Loans	Other	Total
3Q14 (CHF million)
Trading assets	186	5,503	1,375	581	600	8,245
Net loans	325	1,198	2,969	1,564	1,676	7,732
Other assets	0	4	26	0	193	223
Total variable interest assets	511	6,705	4,370	2,145	2,469	16,200
Maximum exposure to loss	1,407	11,533	4,525	6,295	2,469	26,229
Non-consolidated VIE assets	9,154	111,132	60,261	32,928	23,348	236,823
4Q13 (CHF million)
Trading assets	183	4,920	979	725	713	7,520
Net loans	2	613	2,812	2,856	1,282	7,565
Other assets	0	0	47	0	6	53
Total variable interest assets	185	5,533	3,838	3,581	2,001	15,138
Maximum exposure to loss	186	7,496	4,026	7,433	2,090	21,231
Non-consolidated VIE assets	10,211	101,524	55,509	31,144	19,450	217,838

27 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:

– Concentration of credit risk;
– Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques and nonrecurring fair value changes)
– Fair value option; and
– Disclosures about fair value of financial instruments not carried at fair value.

Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 34 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information on the Group’s concentrations of credit risk.

Fair value measurement
A significant portion of the Group’s financial instruments are carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain OTC derivative instruments and most listed equity securities.
In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment, depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, including equity and credit derivatives, certain corporate equity-linked securities, mortgage-related and CDO securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high yield bonds, and life finance instruments.
The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty’s credit spreads (known as CVA) is considered when measuring the fair value of assets and the impact of changes in the Group’s own credit spreads (known as DVA) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Group’s and the counterparty’s credit standing is considered when measuring their fair value, based on current CDS prices. The adjustments also take into account contractual factors designed to reduce the Group’s credit exposure to a counterparty, such as collateral held and master netting agreements. For hybrid debt instruments with embedded derivative features, the impact of changes in the Group’s credit standing is considered when measuring their fair value, based on current funded debt spreads.
ASU 2011-04 permits a reporting entity to measure the fair value of a group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position or paid to transfer a net short position for a particular risk exposure in an orderly transaction between market participants at the measurement date. This change to the fair value measurement guidance is consistent with industry practice. As such, the Group continues to apply bid and offer adjustments to net portfolios of cash securities and/or derivative instruments to adjust the value of the net position from a mid-market price to the appropriate bid or offer level that would be realized under normal market conditions for the net long or net short position for a specific market risk. In addition, the Group reflects the net exposure to credit risk for its derivative instruments where the Group has legally enforceable agreements with its counterparties that mitigate credit risk exposure in the event of default. Valuation adjustments are recorded in a reasonable and consistent manner that results in an allocation to the relevant disclosures in the notes to the financial statements as if the valuation adjustment had been allocated to the individual unit of account.

Fair value hierarchy
The levels of the fair value hierarchy are defined as follows:

– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.
– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.
– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

Assets and liabilities measured at fair value on a recurring basis
end of 3Q14	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	347	0	0		347
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	108,002	74	0		108,076
Debt	250	584	0	0		834
of which corporates	0	504	0	0		504
Equity	21,373	39	0	0		21,412
Securities received as collateral	21,623	623	0	0		22,246
Debt	40,751	63,007	4,761	0		108,519
of which foreign governments	40,331	5,075	698	0		46,104
of which corporates	24	24,621	1,409	0		26,054
of which RMBS	0	24,813	553	0		25,366
of which CMBS	0	5,437	285	0		5,722
of which CDO	0	3,059	1,529	0		4,588
Equity	76,742	7,467	868	0		85,077
Derivatives	7,812	560,642	5,572	(536,166)		37,860
of which interest rate products	1,223	418,453	1,674	–		–
of which foreign exchange products	321	87,235	386	–		–
of which equity/index-related products	6,074	26,963	1,267	–		–
of which credit derivatives	0	24,268	1,232	–		–
Other	2,920	6,890	4,563	0		14,373
Trading assets	128,225	638,006	15,764	(536,166)		245,829
Debt	1,954	421	0	0		2,375
of which foreign governments	1,654	0	0	0		1,654
of which corporates	0	335	0	0		335
of which CDO	0	83	0	0		83
Equity	2	104	3	0		109
Investment securities	1,956	525	3	0		2,484
Private equity	0	0	1,309	0		1,309
of which equity funds	0	0	611	0		611
Hedge funds	0	176	338	0		514
of which debt funds	0	136	326	0		462
Other equity investments	80	88	1,813	0		1,981
of which private	0	69	1,813	0		1,882
Life finance instruments	0	0	1,725	0		1,725
Other investments	80	264	5,185	0		5,529
Loans	0	12,131	9,467	0		21,598
of which commercial and industrial loans	0	5,779	6,000	0		11,779
of which financial institutions	0	5,224	1,537	0		6,761
Other intangible assets (mortgage servicing rights)	0	0	69	0		69
Other assets	3,478	23,670	6,190	(1,006)		32,332
of which loans held-for-sale	0	15,592	5,588	0		21,180
Total assets at fair value	155,362	783,568	36,752	(537,172)		438,510
Less other investments - equity at fair value attributable to noncontrolling interests	(74)	(142)	(768)	0		(984)
Less assets consolidated under ASU 2009-17 [2]	0	(8,238)	(2,175)	0		(10,413)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	155,288	775,188	33,809	(537,172)		427,113
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 3Q14	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	885	0	0		885
Customer deposits	0	3,260	96	0		3,356
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	64,269	0	0		64,269
Debt	250	584	0	0		834
of which corporates	0	504	0	0		504
Equity	21,373	39	0	0		21,412
Obligation to return securities received as collateral	21,623	623	0	0		22,246
Debt	14,478	6,239	2	0		20,719
of which foreign governments	14,371	2,032	0	0		16,403
of which corporates	21	3,975	2	0		3,998
Equity	19,413	213	14	0		19,640
Derivatives	8,866	566,433	5,005	(542,761)		37,543
of which interest rate products	1,117	411,595	1,197	–		–
of which foreign exchange products	405	99,355	589	–		–
of which equity/index-related products	7,133	27,776	1,365	–		–
of which credit derivatives	0	24,085	1,415	–		–
Trading liabilities	42,757	572,885	5,021	(542,761)		77,902
Short-term borrowings	0	6,901	165	0		7,066
Long-term debt	0	63,281	11,962	0		75,243
of which treasury debt over two years	0	8,394	0	0		8,394
of which structured notes over two years	0	29,404	8,250	0		37,654
of which non-recourse liabilities	0	9,066	2,198	0		11,264
Other liabilities	0	17,324	3,349	(1,268)		19,405
of which failed sales	0	684	708	0		1,392
Total liabilities at fair value	64,380	729,428	20,593	(544,029)		270,372
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q13	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	527	0	0		527
Interest-bearing deposits with banks	0	311	0	0		311
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	96,383	204	0		96,587
Debt	409	1,592	0	0		2,001
of which corporates	0	1,558	0	0		1,558
Equity	20,689	110	0	0		20,799
Securities received as collateral	21,098	1,702	0	0		22,800
Debt	41,829	63,218	5,069	0		110,116
of which foreign governments	40,199	6,980	230	0		47,409
of which corporates	14	24,268	2,128	0		26,410
of which RMBS	0	23,343	436	0		23,779
of which CMBS	0	5,255	417	0		5,672
of which CDO	0	3,305	1,567	0		4,872
Equity	70,322	5,778	595	0		76,695
Derivatives	6,610	563,649	5,217	(543,873)		31,603
of which interest rate products	1,065	444,056	1,574	–		–
of which foreign exchange products	8	60,807	484	–		–
of which equity/index-related products	5,278	28,763	1,240	–		–
of which credit derivatives	0	25,662	1,138	–		–
Other	3,691	4,479	2,829	0		10,999
Trading assets	122,452	637,124	13,710	(543,873)		229,413
Debt	1,788	1,098	0	0		2,886
of which foreign governments	1,386	2	0	0		1,388
of which corporates	0	606	0	0		606
of which CDO	0	490	0	0		490
Equity	2	97	2	0		101
Investment securities	1,790	1,195	2	0		2,987
Private equity	0	0	3,345	0		3,345
of which equity funds	0	0	2,236	0		2,236
Hedge funds	0	289	392	0		681
of which debt funds	0	174	329	0		503
Other equity investments	283	55	1,632	0		1,970
of which private	0	15	1,630	0		1,645
Life finance instruments	0	0	1,600	0		1,600
Other investments	283	344	6,969	0		7,596
Loans	0	11,459	7,998	0		19,457
of which commercial and industrial loans	0	6,302	5,309	0		11,611
of which financial institutions	0	4,484	1,322	0		5,806
Other intangible assets (mortgage servicing rights)	0	0	42	0		42
Other assets	4,861	21,530	6,159	(1,032)		31,518
of which loans held-for-sale	0	12,770	5,615	0		18,385
Total assets at fair value	150,484	770,575	35,084	(544,905)		411,238
Less other investments - equity at fair value attributable to noncontrolling interests	(246)	(149)	(2,781)	0		(3,176)
Less assets consolidated under ASU 2009-17 [2]	0	(8,996)	(2,458)	0		(11,454)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	150,238	761,430	29,845	(544,905)		396,608
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q13	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	1,450	0	0		1,450
Customer deposits	0	3,197	55	0		3,252
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	75,990	114	0		76,104
Debt	409	1,592	0	0		2,001
of which corporates	0	1,558	0	0		1,558
Equity	20,689	110	0	0		20,799
Obligation to return securities received as collateral	21,098	1,702	0	0		22,800
Debt	19,037	5,311	2	0		24,350
of which foreign governments	18,863	603	0	0		19,466
of which corporates	1	4,130	2	0		4,133
Equity	15,476	309	17	0		15,802
Derivatives	5,879	572,444	5,545	(547,385)		36,483
of which interest rate products	896	439,446	1,129	–		–
of which foreign exchange products	14	71,547	938	–		–
of which equity/index-related products	4,691	30,622	1,896	–		–
of which credit derivatives	0	25,942	1,230	–		–
Trading liabilities	40,392	578,064	5,564	(547,385)		76,635
Short-term borrowings	0	5,888	165	0		6,053
Long-term debt	0	53,589	9,780	0		63,369
of which treasury debt over two years	0	9,081	0	0		9,081
of which structured notes over two years	0	20,679	6,217	0		26,896
of which non-recourse liabilities	0	9,509	2,552	0		12,061
Other liabilities	0	19,511	2,861	(399)		21,973
of which failed sales	0	638	1,143	0		1,781
Total liabilities at fair value	61,490	739,391	18,539	(547,784)		271,636
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.

Transfers between level 1 and level 2
All transfers between level 1 and level 2 are reported through the last day of the reporting period.
In 9M14, transfers to level 1 out of level 2 were from trading assets and trading liabilities. The transfers were primarily in exchange traded derivatives as they moved closer to maturity and pricing inputs became more observable.
In 9M14, transfers out of level 1 to level 2 were from trading assets and from trading liabilities. The transfers from trading assets were primarily in debt and exchange traded derivatives as pricing inputs became less observable. The transfers from trading liabilities were primarily in debt as pricing inputs became less observable.

Transfers between level 1 and level 2
	9M14		9M13
in	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Debt	547	522	476	93
Equity	460	150	441	169
Derivatives	5,161	491	5,012	1
Trading assets	6,168	1,163	5,929	263
Liabilities (CHF million)
Debt	320	627	6	18
Equity	130	96	250	17
Derivatives	5,330	42	4,244	9
Trading liabilities	5,780	765	4,500	44

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues
9M14	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	204	0	(146)	0	0	0	0	0		0	0		0	16	74
Debt	5,069	938	(1,807)	4,478	(4,647)	0	0	(54)		406	0		0	378	4,761
of which corporates	2,128	321	(638)	834	(1,581)	0	0	(65)		273	0		0	137	1,409
of which RMBS	436	445	(459)	562	(558)	0	0	12		78	0		0	37	553
of which CMBS	417	68	(206)	205	(190)	0	0	0		(36)	0		0	27	285
of which CDO	1,567	89	(267)	2,230	(2,256)	0	0	(4)		52	0		0	118	1,529
Equity	595	253	(362)	563	(398)	0	0	54		100	0		0	63	868
Derivatives	5,217	695	(614)	0	0	1,718	(2,429)	34		575	0		0	376	5,572
of which interest rate products	1,574	34	(14)	0	0	150	(508)	6		319	0		0	113	1,674
of which equity/index-related products	1,240	90	(238)	0	0	389	(297)	55		(68)	0		0	96	1,267
of which credit derivatives	1,138	505	(346)	0	0	391	(717)	(32)		218	0		0	75	1,232
Other	2,829	414	(571)	3,072	(1,718)	0	(162)	13		376	0		0	310	4,563
Trading assets	13,710	2,300	(3,354)	8,113	(6,763)	1,718	(2,591)	47		1,457	0		0	1,127	15,764
Investment securities	2	0	0	0	0	0	0	0		0	0		0	1	3
Equity	5,369	0	(20)	601	(3,234)	0	0	0		24	0		500	220	3,460
Life finance instruments	1,600	0	0	151	(234)	0	0	0		88	0		0	120	1,725
Other investments	6,969	0	(20)	752	(3,468)	0	0	0		112	0		500	340	5,185
Loans	7,998	409	(552)	498	(1,452)	4,019	(2,091)	1		10	0		(9)	636	9,467
of which commercial and industrial loans	5,309	229	(309)	326	(998)	2,651	(1,627)	1		25	0		(10)	403	6,000
of which financial institutions	1,322	99	(157)	11	(242)	811	(407)	0		(14)	0		6	108	1,537
Other intangible assets (mortgage servicing rights)	42	0	0	27	0	0	0	0		(5)	0		0	5	69
Other assets	6,159	2,164	(2,493)	5,272	(4,541)	434	(1,299)	157		(72)	0		0	409	6,190
of which loans held-for-sale [2]	5,615	2,164	(2,468)	4,943	(4,314)	434	(1,299)	163		(17)	0		(1)	368	5,588
Total assets at fair value	35,084	4,873	(6,565)	14,662	(16,224)	6,171	(5,981)	205		1,502	0		491	2,534	36,752
Liabilities (CHF million)
Customer deposits	55	0	0	0	0	45	(18)	0		10	0		0	4	96
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	114	0	(123)	0	0	0	0	0		0	0		0	9	0
Trading liabilities	5,564	892	(1,081)	35	(37)	979	(2,096)	204		198	0		0	363	5,021
of which interest rate derivatives	1,129	52	(21)	0	0	51	(415)	(1)		322	0		0	80	1,197
of which foreign exchange derivatives	938	0	(2)	0	0	4	(166)	(4)		(227)	0		0	46	589
of which equity/index-related derivatives	1,896	250	(667)	0	0	512	(767)	219		(201)	0		0	123	1,365
of which credit derivatives	1,230	559	(385)	0	0	311	(689)	(14)		317	0		0	86	1,415
Short-term borrowings	165	43	(56)	0	0	363	(358)	(1)		(4)	0		0	13	165
Long-term debt	9,780	1,245	(2,915)	0	0	5,978	(3,001)	147		(204)	0		0	932	11,962
of which structured notes over two years	6,217	614	(1,610)	0	0	4,158	(1,471)	(4)		(289)	0		0	635	8,250
of which non-recourse liabilities	2,552	586	(908)	0	0	573	(968)	152		36	0		0	175	2,198
Other liabilities	2,861	102	(107)	478	(1,099)	639	(222)	16		151	3		317	210	3,349
of which failed sales	1,143	70	(45)	252	(873)	0	0	0		111	0		(2)	52	708
Total liabilities at fair value	18,539	2,282	(4,282)	513	(1,136)	8,004	(5,695)	366		151	3		317	1,531	20,593
Net assets/(liabilities) at fair value	16,545	2,591	(2,283)	14,149	(15,088)	(1,833)	(286)	(161)		1,351	(3)		174	1,003	16,159
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized gains recorded in trading revenues of CHF 52 million primarily related to subprime exposures in securitized products business and market movements across the wider loans held-for-sale portfolio.

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Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues
9M13	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	0	0	0	0	223	0	0		3	0		0	(8)	218
Debt	5,888	1,011	(1,612)	4,626	(5,838)	0	0	167		98	0		0	(66)	4,274
of which corporates	3,192	527	(511)	1,461	(2,537)	0	0	114		(94)	0		0	(18)	2,134
of which RMBS	724	361	(578)	927	(989)	0	0	8		95	0		0	(8)	540
of which CMBS	1,023	61	(120)	299	(860)	0	0	(1)		29	0		0	(5)	426
of which CDO	447	31	(340)	1,916	(1,319)	0	0	34		68	0		0	(29)	808
Equity	485	261	(195)	226	(348)	0	0	8		46	0		0	(5)	478
Derivatives	6,650	1,147	(1,679)	0	0	1,537	(1,648)	204		(261)	0		0	(77)	5,873
of which interest rate products	1,859	164	(346)	0	0	241	(397)	9		34	0		0	(15)	1,549
of which equity/index-related products	1,920	191	(600)	0	0	142	(383)	147		278	0		0	(34)	1,661
of which credit derivatives	1,294	788	(542)	0	0	605	(389)	48		(417)	0		0	(11)	1,376
Other	2,486	215	(380)	2,949	(2,253)	0	(65)	7		25	0		0	(50)	2,934
Trading assets	15,509	2,634	(3,866)	7,801	(8,439)	1,537	(1,713)	386		(92)	0		0	(198)	13,559
Investment securities	170	0	(240)	166	(59)	0	0	0		1	0		0	(14)	24
Equity	6,366	115	(38)	938	(1,858)	0	0	0		3	0		525	(57)	5,994
Life finance instruments	1,818	0	0	139	(269)	0	0	0		(59)	0		0	(15)	1,614
Other investments	8,184	115	(38)	1,077	(2,127)	0	0	0		(56)	0		525	(72)	7,608
Loans	6,619	166	(1,573)	720	(1,383)	4,951	(1,831)	0		(163)	0		0	(176)	7,330
of which commercial and industrial loans	4,778	155	(307)	709	(1,076)	2,299	(1,265)	0		(187)	0		0	(98)	5,008
of which financial institutions	1,530	11	(4)	9	(119)	432	(462)	0		(71)	0		0	(11)	1,315
Other intangible assets (mortgage servicing rights)	43	0	0	1	0	0	0	0		0	0		(10)	1	35
Other assets	5,164	2,868	(2,294)	3,859	(3,225)	872	(896)	10		188	0		0	(118)	6,428
of which loans held-for-sale	4,463	2,853	(2,212)	3,621	(3,037)	872	(896)	9		231	0		0	(112)	5,792
Total assets at fair value	35,689	5,783	(8,011)	13,624	(15,233)	7,583	(4,440)	396		(119)	0		515	(585)	35,202
Liabilities (CHF million)
Customer deposits	25	0	0	0	0	52	0	0		(16)	0		0	(3)	58
Trading liabilities	5,356	1,287	(1,346)	61	(187)	1,122	(1,643)	230		388	0		0	(68)	5,200
of which interest rate derivatives	1,357	58	(135)	0	0	92	(150)	10		(211)	0		0	(9)	1,012
of which foreign exchange derivatives	1,648	13	(20)	0	0	15	(631)	(4)		44	0		0	(3)	1,062
of which equity/index-related derivatives	1,003	308	(574)	0	0	459	(379)	186		553	0		0	(41)	1,515
of which credit derivatives	819	854	(502)	0	0	458	(370)	46		(51)	0		0	(13)	1,241
Short-term borrowings	124	40	(84)	0	0	222	(137)	0		(5)	0		0	(4)	156
Long-term debt	10,098	2,116	(1,773)	0	0	3,613	(4,352)	33		260	(1)		(2)	(106)	9,886
of which structured notes over two years	6,189	411	(1,067)	0	0	2,561	(1,702)	(2)		(79)	(1)		(2)	(97)	6,211
of which non-recourse liabilities	2,551	1,672	(311)	0	0	532	(2,036)	20		138	0		0	10	2,576
Other liabilities	2,848	214	(136)	73	(342)	1	(78)	(15)		30	26		163	(44)	2,740
of which failed sales	1,160	178	(83)	44	(272)	0	0	0		39	0		0	(6)	1,060
Total liabilities at fair value	18,451	3,657	(3,339)	134	(529)	5,010	(6,210)	248		657	25		161	(225)	18,040
Net assets/(liabilities) at fair value	17,238	2,126	(4,672)	13,490	(14,704)	2,573	1,770	148		(776)	(25)		354	(360)	17,162
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
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Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
	9M14				9M13
in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	1,190	171	1,361	[1]	(628)	329	(299)	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(329)	76	(253)		(2,262)	250	(2,012)
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.
The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.

Transfers in and out of level 3
Transfers into level 3 assets during 9M14 were CHF 4,873 million, primarily from trading assets and loans held-for-sale. The transfers were primarily in the corporate credit businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 9M14 were CHF 6,565 million, primarily in trading assets and loans held-for-sale. The transfers out of level 3 assets were primarily in the corporate credit, alternative investment, emerging markets, securitized products and prime services businesses due to improved observability of pricing data and increased availability of pricing information from external providers.
Transfers into level 3 assets during 3Q14 were CHF 2,054 million, primarily from trading assets and loans held-for-sale. The transfers were primarily in the corporate credit business due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 3Q14 were CHF 2,282 million, primarily in trading assets and loans held-for-sale. The transfers out of level 3 assets were primarily in the corporate credit and securitized products businesses due to improved observability of pricing data and increased availability of pricing information from external providers.

Qualitative disclosures of valuation techniques
Overview
The Group has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Group’s financial instruments. Product Control and Risk Management create, review and approve significant valuation policies and procedures. The framework includes three main internal processes: (i) valuation governance; (ii) independent price verification and significant unobservable inputs review; and (iii) a cross-functional pricing model review. Through this framework, the Group determines the reasonableness of the fair value of its financial instruments.
On a monthly basis, meetings are held for each business line with senior representatives of the Front Office and Product Control to discuss independent price verification results, valuation adjustments, and other significant valuation issues. On a quarterly basis, a review of significant changes in the fair value of financial instruments is undertaken by Product Control and conclusions are reached regarding the reasonableness of those changes. Additionally, on a quarterly basis, meetings are held for each business line with senior representatives of the Front Office, Product Control, Risk Management, and Financial Accounting to discuss independent price verification results, valuation issues, business and market updates, as well as a review of significant changes in fair value from the prior quarter, significant unobservable inputs and prices used in valuation techniques, and valuation adjustments.
The results of these meetings are aggregated for presentation to the Valuation and Risk Management Committee (VARMC) and the Audit Committee. The VARMC, which is comprised of Executive Board members and the heads of the business and control functions, meets to review and ratify valuation review conclusions, and to resolve significant valuation issues for the Group. Oversight of the valuation control framework is through specific and regular reporting on valuation directly to the Group’s Executive Board through the VARMC.
One of the key components of the governance process is the segregation of duties between the Front Office and Product Control. The Front Office is responsible for measuring inventory at fair value on a daily basis, while Product Control is responsible for independently reviewing and validating those valuations on a periodic basis. The Front Office values the inventory using, wherever possible, observable market data which may include executed transactions, dealer quotes, or broker quotes for the same or similar instruments. Product Control validates this inventory using independently sourced data that also includes executed transactions, dealer quotes, and broker quotes.
Product Control utilizes independent pricing service data as part of their review process. Independent pricing service data is analyzed to ensure that it is representative of fair value including confirming that the data corresponds to executed transactions or executable broker quotes, review and assessment of contributors to ensure they are active market participants, review of statistical data and utilization of pricing challenges. The analysis also includes understanding the sources of the pricing service data and any models or assumptions used in determining the results. The purpose of the review is to judge the quality and reliability of the data for fair value measurement purposes and its appropriate level of usage within the Product Control independent valuation review.
For certain financial instruments the fair value is estimated in full or in part using valuation techniques based on assumptions that are not supported by market observable prices, rates, or other inputs. In addition, there may be uncertainty about a valuation, which results from the choice of valuation technique or model used, the assumptions embedded in those models, the extent to which inputs are not market observable, or as a consequence of other elements affecting the valuation technique or model. Model calibration is performed when significant new market information becomes available or at a minimum on a quarterly basis as part of the business review of significant unobservable inputs for level 3 instruments. For models that have been deemed to be significant to the overall fair value of the financial instrument, model validation is performed as part of the periodic review of the related model.
The Group performs a sensitivity analysis of its significant level 3 financial instruments. This sensitivity analysis estimates a fair value range by changing the related significant unobservable inputs value. This sensitivity analysis is an internal mechanism to monitor the impact of reasonable alternative inputs or prices for level 3 financial instruments. Where a model-based technique is used to determine the fair value of the level 3 financial instrument, an alternative input value is utilized to derive an estimated fair value range. Where a price-based technique is used to determine the fair value of the level 3 financial instruments, Front Office professional judgment is used to estimate a fair value range.
The following information on the valuation techniques and significant unobservable inputs of the various financial instruments, and the sensitivity of fair value measurements to changes in significant unobservable inputs, should be read in conjunction with the tables “Quantitative information about level 3 assets at fair value” and “Quantitative information about level 3 liabilities at fair value”.

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships. If the value of the embedded derivative is determined using significant unobservable inputs, those structured resale and repurchase agreements are classified within level 3 of the fair value hierarchy. Significant unobservable input is funding spread.
Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Group with the right to liquidate the collateral held.

Debt securities
Foreign governments and corporates
Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. Those securities where the price or model inputs are observable in the market are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable are categorized as level 3 of the fair value hierarchy.
Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. Significant unobservable inputs may include price, buyback probability, correlation and credit spread. For securities using market comparable price, the differentiation between level 2 and level 3 is based upon the relative significance of any yield adjustments as well as the accuracy of the comparison characteristics (i.e., the observable comparable security may be in the same country but a different industry and may have a different seniority level – the lower the comparability the more likely the security will be level 3).

CMBS, RMBS and CDO securities
Fair values of RMBS, CMBS and CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Fair values of RMBS, CMBS and CDO for which there are significant unobservable inputs are valued using capitalization rate and discount rate. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, use of a price from a similar instrument, or use of a price from an indicative quote. Fair values determined by market comparable price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity and discount rate. Prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness.
For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on the Front Office’s own assumptions about how market participants would price the asset. Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.

Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instruments. Level 2 and level 3 equities include fund-linked products, convertible bonds or equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include market comparable price, earnings before interest, taxes, depreciation and amortization (EBITDA) multiple, discount rate and capitalization rate.

Derivatives
Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. For exchange-traded derivatives where the volume of trading is low, the observable exchange prices may not be considered executable at the reporting date. These derivatives are valued in the same manner as similar observable OTC derivatives and are included in level 2 of the fair value hierarchy. If the similar OTC derivative used for valuing the exchange-traded derivative is not observable, than the exchange-traded derivative is included in level 3 of the fair value hierarchy.
The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument. The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, mean reversion, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made. OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of the value is derived from unobservable inputs are categorized as level 3 of the fair value hierarchy.
Our valuation of derivatives does not include an adjustment for the cost of funding uncollateralized OTC derivatives due to a lack of clear observability in the marketplace.

Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange-traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to correlation, volatility skew, prepayment rate, credit spread, basis spread, mean reversion and gap risk.

Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange-traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to prepayment rate and correlation.

Equity and index-related derivatives
Equity derivatives include vanilla options and swaps in addition to different types of exotic options. Inputs for equity derivatives can include correlation, volatility, skew and buyback probability.
Generally, the interrelationship between the volatility and correlation is positively correlated.

Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spread and recovery rate.
Complex structured credit derivatives are valued using proprietary models requiring unobservable inputs such as recovery rate, credit spread, correlation and funding spread. These inputs are generally implied from available market observable data. Fair values determined by price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity and discount rate.

Other trading assets
Other trading assets primarily include RMBS loans and life settlement and premium finance instruments. Life settlement and premium finance instruments are valued using proprietary models with several inputs. The significant unobservable inputs of the fair value for life settlement and premium finance instruments is the estimate of market implied life expectancy, while for RMBS loans it is market comparable price.
For life settlement and premium finance instruments, individual life expectancy rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual-specific multipliers are determined based on data from third-party life expectancy data providers, which examine the insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate.
For RMBS loans, the use of market comparable price varies depending upon each specific loan. For some loans, similar to unobservable RMBS securities, prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness. For other RMBS loans, the loans are categorized by specific characteristics, such as loan-to-value ratio, average account balance, loan type (single or multi-family), lien, seasoning, coupon, FICO score, locality, delinquency status, cash flow velocity, roll rates, loan purpose, occupancy, servicers advance agreement type, modification status, Federal Housing Administration insurance, property value and documentation quality. Loans with unobservable prices are put into consistent buckets which are then compared to market observable comparable prices in order to assess the reasonableness of those unobservable prices.

Other investments
Private equity, hedge funds and other equity investments
Other equity investments principally includes equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity-method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.
Direct investments in third-party hedge funds, private equity funds and funds of funds are measured at fair value based on their published net asset values (NAVs). Most of these investments are classified as level 3 of the fair value hierarchy, as there are restrictions imposed upon the redemption of the funds at their NAV in the near term. In some cases, NAVs may be adjusted where there is sufficient evidence that the NAV published by the investment manager is not current with observed market movements, it is probable that these investments will be sold for an amount other than NAV or there exist other circumstances that would require an adjustment to the published NAV. Although rarely adjusted, significant judgment is involved in making any adjustments to the published NAVs.
Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in non-marketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. Unobservable input may include contingent probability. The availability of information used in these modeling techniques is often limited and involves significant judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.

Life finance instruments
Life finance instruments include Single Premium Immediate Annuities (SPIA) and other premium finance instruments. Life finance instruments are valued in a similar manner as described for life settlement and premium finance instruments under the other trading assets section above.

Loans
The Group’s loan portfolio which is measured at fair value primarily consists of commercial and industrial loans and loans to financial institutions. Within these categories, loans measured at fair value include commercial loans, real estate loans, corporate loans, leverage finance loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.
Both the funded and unfunded portion of revolving credit lines on the corporate lending portfolio are valued using a CDS pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan. Significant unobservable inputs may include credit spread, recovery rate and price.

The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis and is consistent with the valuation of RMBS loans discussed in “Other trading assets” above. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.
Accrual based Private Banking & Wealth Management loans, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, include consumer loans relating to mortgages, loans collateralized by securities or consumer finance, as well as corporate and institutional loans relating to real estate, commercial and industrial loans, and loans to financial institutions, governments and public institutions. Fair values for these loans are determined by using a discounted cash flow model. Future cash flows are discounted using risk-adjusted discount rates which are derived from observable market interest rates for the applicable maturity and currency and from counterparty-related credit spreads.

Deposits
Accrual based deposits with a stated maturity, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, are generally fair valued by using a discounted cash flow model incorporating the Group’s credit spreads. The estimated fair value of accrual accounted deposits without a stated maturity approximates the carrying amount; however, the value does not include an estimate of the value attributed to the long-term relationships with its customers that in the aggregate adds significant value to the Group’s stable deposit base.

Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the Group’s stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns. Significant unobservable inputs for long-term debt include buyback probability, gap risk, correlation, volatility, credit spread and price.
Generally, the interrelationships between volatility, skew, correlation, gap risk and credit spreads inputs are positively correlated.

Other liabilities
Failed sales
These liabilities represent the financing of assets that did not achieve sale accounting treatment under US GAAP. Failed sales are valued in a manner consistent with the related underlying financial instruments.

Short-term financial instruments
Certain short-term financial instruments are not carried at fair value on the balance sheet, but a fair value has been disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below. These instruments include: cash and due from banks, cash collateral receivables and payables and other receivables and payables arising in the ordinary course of business. For these financial instruments, the carrying value approximates the fair value due to the relatively short period of time between their origination and expected realization, as well as the minimal credit risk inherent in these instruments.

Sensitivity of fair value measurements to changes in significant unobservable inputs
For level 3 assets with a significant unobservable input of buyback probability, EBITDA multiple, market implied life expectancy (for life finance instruments), correlation, price, volatility, volatility skew, recovery rate, funding spread, mean reversion and contingent probability, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of market implied life expectancy (for life settlement and premium finance instruments), capitalization rate, discount rate, prepayment rate and credit spread, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have the inverse impact on fair value. An increase in the significant unobservable input gap risk would increase the fair value. An increase in the significant unobservable inputs basis spread and skew would decrease the fair value.

Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.

Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.

Quantitative information about level 3 assets at fair value
end of 3Q14	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	74	Discounted cash flow	Funding spread, in bp		350	350	350
Debt	4,761
of which corporates	1,409
of which	100	Option model	Correlation, in %		(87)	98	12
			Buyback probability, in %	[2]	50	100	57
of which	243	Market comparable	Price, in %		0	145	79
of which	1,058	Discounted cash flow	Credit spread, in bp		17	1,426	419
of which RMBS	553	Discounted cash flow	Discount rate, in %		0	32	11
			Prepayment rate, in %		0	35	7
			Default rate, in %		0	28	3
			Loss severity, in %		0	100	55
of which CMBS	285	Discounted cash flow	Capitalization rate, in %		7	12	8
			Discount rate, in %		2	28	10
			Prepayment rate, in %		0	33	7
			Default rate, in %		0	20	1
			Loss severity, in %		0	50	5
of which CDO	1,529
of which	102	Vendor price	Price, in %		12	100	95
of which	465	Discounted cash flow	Discount rate, in %		1	23	7
			Prepayment rate, in %		0	30	12
			Default rate, in %		0	8	1
			Loss severity, in %		0	100	30
of which	845	Market comparable	Price, in %		93	196	185
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
end of 3Q14	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value		Weighted average	[1]
CHF million, except where indicated
Equity	868
of which	605	Market comparable		EBITDA multiple		3		12		9
				Price, in %		1		170		66
of which	27	Discounted cash flow		Capitalization rate, in %		7		7		7
				Discount rate, in %		15		15		15
Derivatives	5,572
of which interest rate products	1,674	Option model		Correlation, in %		15		100		86
				Prepayment rate, in %		4		36		28
				Volatility skew, in %		(9)		2		(2)
				Mean reversion, in %		5		10		10
				Credit spread, in bp		95		1,035		374
of which equity/index-related products	1,267	Option model		Correlation, in %		(87)		98		9
				Volatility, in %		0		160		24
of which credit derivatives	1,232	Discounted cash flow		Credit spread, in bp		0		2,553		137
				Recovery rate, in %		0		75		28
				Discount rate, in %		3		33		18
				Default rate, in %		1		24		6
				Loss severity, in %		10		100		62
				Correlation, in %		48		97		82
				Prepayment rate, in %		0		9		4
				Funding spread, in bp		51		126		64
Other	4,563
of which	3,741	Market comparable		Price, in %		0		108		46
of which	728	Discounted cash flow		Market implied life expectancy, in years		3		20		9
Trading assets	15,764
Investment securities	3	–		–		–		–		–
Private equity	1,309	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Hedge funds	338	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Other equity investments	1,813
of which private	1,813
of which	339	Discounted cash flow		Contingent probability, in %		69		69		69
of which	1,030	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Life finance instruments	1,725	Discounted cash flow		Market implied life expectancy, in years		2		21		8
Other investments	5,185
Loans	9,467
of which commercial and industrial loans	6,000
of which	5,234	Discounted cash flow		Credit spread, in bp		25		4,001		452
				Recovery rate, in %		0		98		57
of which	736	Market comparable		Price, in %		0		100		89
of which financial institutions	1,537	Discounted cash flow		Credit spread, in bp		50		813		286
Other intangible assets (mortgage servicing rights)	69	–		–		–		–		–
Other assets	6,190
of which loans held-for-sale	5,588
of which	1,928	Vendor price		Price, in %		0		121		99
of which	1,242	Discounted cash flow		Credit spread, in bp		75		1,302		323
				Recovery rate, in %		1		26		18
of which	2,040	Market comparable		Price, in %		0		102		70
Total level 3 assets at fair value	36,752
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Disclosure not required as balances are carried at unadjusted NAV. Refer to "Fair value measurements of investments in certain entities that calculate NAV per share" for further information.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q13	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	204	Discounted cash flow	Funding spread, in bp		90	350	178
Debt	5,069
of which corporates	2,128
of which	129	Option model	Correlation, in %		(83)	96	14
			Buyback probability, in %	[2]	50	100	62
of which	592	Market comparable	Price, in %		0	112	91
of which	807	Discounted cash flow	Credit spread, in bp		22	957	348
of which RMBS	436	Discounted cash flow	Discount rate, in %		2	33	9
			Prepayment rate, in %		0	27	7
			Default rate, in %		0	25	5
			Loss severity, in %		0	100	48
of which CMBS	417	Discounted cash flow	Capitalization rate, in %		5	12	9
			Discount rate, in %		1	30	9
			Prepayment rate, in %		0	20	10
			Default rate, in %		0	18	1
			Loss severity, in %		0	40	3
of which CDO	1,567
of which	118	Vendor price	Price, in %		0	100	94
of which	278	Discounted cash flow	Discount rate, in %		2	24	6
			Prepayment rate, in %		0	30	7
			Default rate, in %		1	15	3
			Loss severity, in %		25	100	68
of which	423	Market comparable	Price, in %		85	101	98
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q13	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value		Weighted average	[1]
CHF million, except where indicated
Equity	595
of which	270	Market comparable		EBITDA multiple		3		12		7
of which	35	Discounted cash flow		Capitalization rate, in %		7		7		7
				Discount rate, in %		15		15		15
Derivatives	5,217
of which interest rate products	1,574	Option model		Correlation, in %		15		100		82
				Prepayment rate, in %		5		31		24
				Volatility, in %		2		31		6
				Volatility skew, in %		(9)		2		(1)
				Credit spread, in bp		95		2,054		218
of which equity/index-related products	1,240	Option model		Correlation, in %		(83)		96		14
				Volatility, in %		2		252		26
of which credit derivatives	1,138	Discounted cash flow		Credit spread, in bp		1		2,054		298
				Recovery rate, in %		0		77		25
				Discount rate, in %		4		29		14
				Default rate, in %		1		16		6
				Loss severity, in %		10		100		59
				Correlation, in %		34		97		83
				Prepayment rate, in %		0		17		5
Other	2,829
of which	2,139	Market comparable		Price, in %		0		146		34
of which	589	Discounted cash flow		Market implied life expectancy, in years		3		19		9
Trading assets	13,710
Investment securities	2	–		–		–		–		–
Private equity	3,345	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Hedge funds	392	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Other equity investments	1,632
of which private	1,630
of which	384	Discounted cash flow		Credit spread, in bp		897		3,175		1,207
				Contingent probability, in %		59		59		59
of which	813	Market comparable		EBITDA multiple		1		10		8
Life finance instruments	1,600	Discounted cash flow		Market implied life expectancy, in years		1		21		9
Other investments	6,969
Loans	7,998
of which commercial and industrial loans	5,309
of which	4,526	Discounted cash flow		Credit spread, in bp		50		2,488		504
of which	326	Market comparable		Price, in %		0		100		69
of which financial institutions	1,322	Discounted cash flow		Credit spread, in bp		98		884		302
Other intangible assets (mortgage servicing rights)	42	–		–		–		–		–
Other assets	6,159
of which loans held-for-sale	5,615
of which	1,954	Vendor price		Price, in %		0		160		99
of which	1,042	Discounted cash flow		Credit spread, in bp		75		2,389		467
				Recovery rate, in %		1		1		0
of which	2,420	Market comparable		Price, in %		0		105		59
Total level 3 assets at fair value	35,084
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Disclosure not required as balances are carried at unadjusted NAV. Refer to "Fair value measurements of investments in certain entities that calculate NAV per share" for further information.

Quantitative information about level 3 liabilities at fair value
end of 3Q14	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	96	–	–		–	–	–
Trading liabilities	5,021
of which interest rate derivatives	1,197	Option model	Basis spread, in bp		(14)	83	45
			Correlation, in %		15	100	86
			Mean reversion, in %	[2]	5	10	6
			Prepayment rate, in %		8	36	28
			Gap risk, in %	[3]	20	20	20
of which foreign exchange derivatives	589	Option model	Correlation, in %		(10)	70	51
			Prepayment rate, in %		22	36	29
of which equity/index-related derivatives	1,365	Option model	Correlation, in %		(87)	98	12
			Skew, in %		43	153	98
			Volatility, in %		1	160	24
			Buyback probability, in %	[4]	50	100	57
of which credit derivatives	1,415	Discounted cash flow	Credit spread, in bp		0	2,553	183
			Discount rate, in %		3	33	18
			Default rate, in %		1	24	6
			Recovery rate, in %		0	91	39
			Loss severity, in %		10	100	63
			Correlation, in %		48	98	58
			Funding spread, in bp		51	82	63
			Prepayment rate, in %		0	9	4
Short-term borrowings	165	–	–		–	–	–
Long-term debt	11,962
of which structured notes over two years	8,250
of which	6,676	Option model	Correlation, in %		(87)	99	13
			Volatility, in %		3	160	27
			Buyback probability, in %	[4]	50	100	57
			Gap risk, in %	[3]	0	3	0
of which	484	Discounted cash flow	Credit spread, in bp		239	625	409
of which non-recourse liabilities	2,198
of which	2,063	Vendor price	Price, in %		0	121	99
of which	32	Market comparable	Price, in %		0	90	2
Other liabilities	3,349
of which failed sales	708
of which	515	Market comparable	Price, in %		0	103	68
of which	193	Discounted cash flow	Credit spread, in bp		863	2,838	1,368
			Recovery rate, in %		26	26	26
Total level 3 liabilities at fair value	20,593
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.
4 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.

Quantitative information about level 3 liabilities at fair value (continued)
end of 4Q13	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	55	–	–		–	–	–
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	114	Discounted cash flow	Funding spread, in bp		90	90	90
Trading liabilities	5,564
of which interest rate derivatives	1,129	Option model	Basis spread, in bp		(5)	148	74
			Correlation, in %		17	99	62
			Mean reversion, in %	[2]	5	10	6
			Prepayment rate, in %		5	31	23
of which foreign exchange derivatives	938	Option model	Correlation, in %		(10)	70	48
			Prepayment rate, in %		19	31	25
of which equity/index-related derivatives	1,896	Option model	Correlation, in %		(83)	96	14
			Skew, in %		79	152	118
			Volatility, in %		2	252	26
			Buyback probability, in %	[3]	50	100	62
of which credit derivatives	1,230	Discounted cash flow	Credit spread, in bp		1	2,052	252
			Discount rate, in %		4	29	14
			Default rate, in %		1	15	6
			Recovery rate, in %		14	77	43
			Loss severity, in %		6	100	62
			Correlation, in %		34	98	55
			Prepayment rate, in %		0	17	2
Short-term borrowings	165	–	–		–	–	–
Long-term debt	9,780
of which structured notes over two years	6,217	Option model	Correlation, in %		(83)	99	16
			Volatility, in %		5	252	28
			Buyback probability, in %	[3]	50	100	62
			Gap risk, in %	[4]	0	5	0
of which non-recourse liabilities	2,552
of which	2,105	Vendor price	Price, in %		0	217	104
of which	301	Market comparable	Price, in %		0	93	13
Other liabilities	2,861
of which failed sales	1,143
of which	829	Market comparable	Price, in %		0	100	63
of which	195	Discounted cash flow	Credit spread, in bp		813	1,362	1,185
			Recovery rate, in %		23	23	23
Total level 3 liabilities at fair value	18,539
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
4 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Qualitative discussion of the ranges of significant unobservable inputs
The following sections provide further information about the ranges of significant unobservable inputs included in the tables above. The level of aggregation and diversity within the financial instruments disclosed in the tables above result in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.

Discount rate
The discount rate is the rate of interest used to calculate the present value of the expected cash flows of a financial instrument. There are multiple factors that will impact the discount rate for any given financial instrument including the coupon on the instrument, the term and the underlying risk of the expected cash flows. Two instruments of similar term and expected cash flows may have significantly different discount rates because the coupons on the instruments are different.

Default rate and loss severity
For financial instruments backed by residential real estate or other assets, diversity in the portfolio is reflected in a wide range for loss severity due to varying levels of default. The lower end of the range represents high performing or government guaranteed collateral with a low probability of default or guaranteed timely payment of principal and interest, while the higher end of the range relates collateral with a greater risk of default.

Credit spread and recovery rate
For financial instruments where credit spread is the significant unobservable input, the wide range represents positions with varying levels of risk. The lower end of the credit spread range typically represents shorter-dated instruments and/or those with better perceived credit risk. The higher end of the range typically comprises longer-dated financial instruments or those referencing non-performing, distressed or impaired reference credits. Similarly, the spread between the reference credit and an index can vary significantly based on the risk of the instrument. The spread will be positive for instruments that have a higher risk of default than the index (which is based on a weighted average of its components) and negative for instruments that have a lower risk of default than the index.
Similarly, recovery rates can vary significantly depending upon the specific assets and terms of each transaction. Transactions with higher seniority or more valuable collateral will have higher recovery rates, while those transactions which are more subordinated or with less valuable collateral will have lower recovery rates.

Correlation
There are many different types of correlation inputs, including credit correlation, cross-asset correlation (such as equity-interest rate correlation), and same-asset correlation (such as interest rate-interest rate correlation). Correlation inputs are generally used to value hybrid and exotic instruments. Generally, same-asset correlation inputs have a narrower range than cross-asset correlation inputs. However, due to the complex and unique nature of these instruments, the ranges for correlation inputs can vary widely across portfolios.

Prepayment rate
Prepayment rates may vary from collateral pool to collateral pool, and are driven by a variety of collateral-specific factors, including the type and location of the underlying borrower, the remaining tenor of the obligation and the level and type (e.g., fixed or floating) of interest rate being paid by the borrower.

Volatility and skew
Volatility and skew are impacted by the underlying risk, term and strike price of the derivative. In the case of interest rate derivatives, volatility rates may vary significantly between different underlying currencies and expiration dates on the options. Similarly, equity derivatives’ volatility may vary greatly depending upon the underlying reference name on the derivative.

Market implied life expectancy
Market implied life expectancy is the primary significant unobservable input on such products as life settlement, premium finance and SPIA, and represents the estimated mortality rate for the underlying insured for each contract. This estimate may vary depending upon multiple factors including the age and specific health characteristics of each insured.

Fair value measurements of investments in certain entities that calculate NAV per share
Investments in funds held in trading assets and liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.
Investment in funds held in other investments principally involves private securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to the discretion of the Board of Directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.
Furthermore, for those investments held in both trading assets and other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which are generally up to ten years.
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.

Fair value, unfunded commitments and term of redemption conditions
	3Q14							4Q13
end of	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Debt funds	6		110		116	0		1		18		19	0
Equity funds	28		1,837	[1]	1,865	0		28		3,096	[2]	3,124	0
Equity funds sold short	0		(32)		(32)	0		0		(17)		(17)	0
Total funds held in trading assets and liabilities	34		1,915		1,949	0		29		3,097		3,126	0
Debt funds	326		136		462	1		320		183		503	6
Equity funds	0		0		0	0		0		25		25	0
Others	1		51		52	0		0		153		153	31
Hedge funds	327		187	[3]	514	1		320		361	[4]	681	37
Debt funds	18		0		18	15		53		0		53	2
Equity funds	611		0		611	122		2,236		0		2,236	464
Real estate funds	292		0		292	98		350		0		350	110
Others	388		0		388	128		706		0		706	250
Private equities	1,309		0		1,309	363		3,345		0		3,345	826
Equity method investments	381		44		425	0		349		0		349	0
Total funds held in other investments	2,017		231		2,248	364		4,014		361		4,375	863
Total fair value	2,051	[5]	2,146	[6]	4,197	364	[7]	4,043	[5]	3,458	[6]	7,501	863	[7]
1
39 % of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days , 31 % is redeemable on an annual basis with a notice period primarily of more than 60 days , 17 % is redeemable on a monthly basis with a notice period primarily of less than 30 days , and 13 % is redeemable on a quarterly basis with a notice period primarily of more than 45 days .

2
55 % of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days , 19 % is redeemable on an annual basis with a notice period primarily of more than 60 days , 17 % is redeemable on a monthly basis with a notice period primarily of less than 30 days , and 9 % is redeemable on a quarterly basis with a notice period primarily of more than 45 days .

3
83 % of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days , and 14 % is redeemable on an annual basis with a notice period of more than 60 days .

4
45 % of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days , 33 % is redeemable on demand with a notice period primarily of less than 30 days , and 21 % is redeemable on an annual basis with a notice period of more than 60 days .

5 Includes CHF 641 million and CHF 1,819 million attributable to noncontrolling interests in 3Q14 and 4Q13, respectively.
6 Includes CHF 133 million and CHF 107 million attributable to noncontrolling interests in 3Q14 and 4Q13, respectively.
7 Includes CHF 180 million and CHF 405 million attributable to noncontrolling interests in 3Q14 and 4Q13, respectively.

Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use.

Nonrecurring fair value changes
end of	3Q14	4Q13
Assets held-for-sale recorded at fair value on a nonrecurring basis (CHF billion)
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.4	0.3
of which level 2	0.2	0.0
of which level 3	0.2	0.3

Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in Investment Banking and Private Banking & Wealth Management’s Asset Management business. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which the Group is economically hedged, the Group has elected the fair value option. Similarly, where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has utilized the fair value option to align its risk management reporting to its financial accounting.
> Refer to “Note 34 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information on the Group’s election of the fair value option for certain of its financial statement captions.

Difference between the aggregate fair value and the aggregate unpaid principal balances on loans and financial instruments
	3Q14			4Q13
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	1,161	3,571	(2,410)	956	3,262	(2,306)
Financial instruments (CHF million)
Interest-bearing deposits with banks	0	0	0	311	307	4
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	108,076	107,781	295	96,587	96,217	370
Loans	21,598	21,885	(287)	19,457	19,653	(196)
Other assets [1]	24,241	30,473	(6,232)	20,749	25,756	(5,007)
Due to banks and customer deposits	(903)	(874)	(29)	(690)	(680)	(10)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(64,269)	(64,212)	(57)	(76,104)	(76,012)	(92)
Short-term borrowings	(7,066)	(7,124)	58	(6,053)	(5,896)	(157)
Long-term debt	(75,243)	(74,702)	(541)	(63,369)	(62,991)	(378)
Other liabilities	(1,392)	(2,815)	1,423	(1,780)	(3,285)	1,505
1 Primarily loans held-for-sale.

Gains and losses on financial instruments
	9M14		9M13
in	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	7	[1]	7	[1]
of which related to credit risk	(2)		(2)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	687	[1]	884	[1]
Other investments	239	[3]	(11)	[2]
of which related to credit risk	3		6
Loans	432	[1]	917	[1]
of which related to credit risk	28		(62)
Other assets	1,210	[1]	1,551	[1]
of which related to credit risk	438		336
Due to banks and customer deposits	(51)	[2]	(2)	[1]
of which related to credit risk	(14)		(1)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	128	[2]	(77)	[1]
Short-term borrowings	(81)	[2]	(206)	[2]
Long-term debt	(267)	[1]	(1,351)	[1]
of which related to credit risk [4]	256		(147)
Other liabilities	(151)	[2]	172	[3]
of which related to credit risk	(147)		75
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
4
Changes in fair value related to credit risk are due to the change in the Group's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes. Changes in fair value on Credit Suisse vanilla debt and on debit valuation adjustments on structured notes related to credit risk were CHF 131 million and CHF 97 million in 9M14, respectively, and CHF (88) million and CHF (48) million in 9M13, respectively.

Financial instruments not carried at fair value
The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.

Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
3Q14 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	79,184	0	78,639	546	79,185
Loans	239,957	0	243,405	2,567	245,972
Other financial assets [1]	164,266	79,420	83,628	1,609	164,657
Financial liabilities
Due to banks and deposits	389,527	217,314	172,228	0	389,542
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	25,636	0	25,636	0	25,636
Short-term borrowings	25,244	0	25,247	0	25,247
Long-term debt	88,433	0	86,113	3,923	90,036
Other financial liabilities [2]	103,282	1	102,626	533	103,160
4Q13 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	63,435	0	62,891	544	63,435
Loans	223,902	0	225,641	3,940	229,581
Other financial assets [1]	142,656	72,134	69,310	1,568	143,012
Financial liabilities
Due to banks and deposits	351,476	212,418	138,980	9	351,407
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	17,928	0	17,928	0	17,928
Short-term borrowings	14,140	0	14,148	0	14,148
Long-term debt	66,673	0	64,043	3,774	67,817
Other financial liabilities [2]	96,611	1,129	94,414	1,085	96,628
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

28 Assets pledged and collateral
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are disclosed on the consolidated balance sheet.

Assets pledged
end of	3Q14	4Q13
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	143,067	142,952
of which encumbered	90,518	92,300

Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A substantial portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

Collateral
end of	3Q14	4Q13
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	438,548	359,517
of which sold or repledged	330,591	267,896

29 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 38 – Litigation in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 and updated in subsequent quarterly reports (including those discussed below). Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Group accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
The specific matters described include (a) proceedings where the Group has accrued a loss contingency provision, given that it is probable that a loss may be incurred and such loss is reasonably estimable; and (b) proceedings where the Group has not accrued such a loss contingency provision for various reasons, including, but not limited to, the fact that any related losses are not reasonably estimable. The description of certain of the matters includes a statement that the Group has established a loss contingency provision and discloses the amount of such provision; for the other matters no such statement is made. With respect to the matters for which no such statement is made, either (a) the Group has not established a loss contingency provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) the Group has established such a provision but believes that disclosure of that fact would violate confidentiality obligations to which the Group is subject or otherwise compromise attorney-client privilege, work product protection or other protections against disclosure or compromise the Group’s management of the matter. The future outflow of funds in respect of any matter for which the Group has accrued loss contingency provisions cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that is reflected on the Group’s balance sheet.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings discussed the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed in Note 38 referenced above and updated in quarterly reports (including below) for which the Group believes an estimate is possible is zero to CHF 1.2 billion.
In 3Q14, the Group recorded net litigation provisions of CHF 390 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.

Research-related litigation
This case was brought against Credit Suisse Securities (USA) LLC (CSS LLC) on behalf of a class of purchasers of common shares of the former AOL Time Warner Inc. (AOL) who have alleged that CSS LLC’s equity research coverage of AOL between January 2001 and July 2002 was false and misleading. On January 13, 2012, the US District Court for the District of Massachusetts granted summary judgment in favor of the defendants upon its determination to preclude a plaintiff expert witness. The plaintiffs appealed the summary judgment decision. On May 14, 2014, the circuit court affirmed the grant of summary judgment. The plaintiffs then moved for rehearing and rehearing en banc. Subsequently, the circuit court denied the motion for rehearing and rehearing en banc, and therefore this case is now concluded.

Mortgage-related matters
The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance.
On August 21, 2014, the Superior Court of New Jersey, Chancery Division, Mercer County, dismissed without prejudice the action brought against CSS LLC and its affiliates by the New Jersey Attorney General (NJAG), on behalf of the State of New Jersey. On September 4, 2014, the NJAG filed an amended complaint against CSS LLC and its affiliates, asserting additional allegations but not expanding the number of claims or RMBS referenced in the original complaint. On September 16, 2014, the Commonwealth of Virginia (Commonwealth), on behalf of the Virginia Retirement System, filed an action against CSS LLC and other financial institutions in Virginia state court relating to an unstated amount of RMBS at issue in connection with losses allegedly incurred by the Virginia Retirement System. On October 16, 2014, the Commonwealth’s claims against CSS LLC and other financial institutions based on offerings issued by affiliates of Countrywide Securities Corporation were removed to the US District Court for the Eastern District of Virginia. The Commonwealth’s other claims against CSS LLC and other financial institutions remain pending in Virginia state court.

Individual investor actions
On July 28, 2014, the Ohio state court presiding in the action brought by the Western & Southern Life Insurance Company and affiliated entities dismissed with prejudice claims pertaining to certain RMBS offerings, reducing the RMBS at issue relating to claims against CSS LLC and its affiliates in that case by approximately USD 5 million, and on August 8, 2014, following a settlement, the Ohio state court dismissed with prejudice all remaining claims against CSS LLC and its affiliates, relating to approximately USD 255 million of RMBS at issue against CSS LLC and its affiliates. On August 25, 2014, following a settlement, the US District Court for the District of New Jersey presiding in the action brought by The Prudential Insurance Company of America and affiliated entities dismissed with prejudice all claims against CSS LLC and its affiliates, relating to approximately USD 461 million of RMBS at issue against CSS LLC and its affiliates. On August 29, 2014, the US District Court for the Southern District of New York (SDNY) presiding in the action brought by the FDIC, as receiver for Colonial Bank, dismissed in its entirety with prejudice all claims against CSS LLC, relating to approximately USD 92 million of RMBS at issue against CSS LLC. On October 2, 2014, following a settlement, the Massachusetts state court presiding in the two actions brought by Cambridge Place Investment Management Inc. dismissed with prejudice all claims against CSS LLC and its affiliates, relating to less than USD 525 million of RMBS at issue against CSS LLC and its affiliates. On October 7, 2014, following a settlement, CSS LLC and its affiliates filed a stipulation of discontinuance with prejudice to discontinue claims against CSS LLC and its affiliates relating to approximately USD 169 million of RMBS at issue brought by The Allstate Insurance Company in the Supreme Court for the State of New York, New York County.

Class action litigations
CSS LLC and other underwriter defendants have agreed to a settlement of the class action, In re IndyMac Mortgage-Backed Securities Litigation, that is pending in the SDNY and brought on behalf of purchasers of securities in various IndyMac Bancorp RMBS offerings. In an order dated September 30, 2014, the SDNY granted preliminary approval to the settlement and scheduled a final approval hearing for February 3, 2015.

Bank loan litigation
The Bank and other affiliates continue to be the subject of certain litigation regarding the four real estate developments that are the subject of the lawsuit filed in the US District Court for the District of Idaho and other similar real estate developments. Such litigation includes two cases brought in Texas and New York state courts against Bank affiliates by entities related to Highland Capital Management LP (Highland). The case in the Texas state court is currently scheduled to go to trial in December 2014. Bank affiliates separately sued Highland-managed funds on related trades and received a favorable judgment which has been appealed.

Caspian Energy Litigation
A lawsuit was brought against CSI in English court by Rosserlane Consultants Limited and Swinbrook Developments Limited. The litigation relates to the forced sale by CSI in 2008 of Caspian Energy Group LP (CEG), the vehicle through which the plaintiffs held a 51% stake in the Kyurovdag oil and gas field in Azerbaijan. CEG was sold for USD 245 million following two unsuccessful merger and acquisition processes. The plaintiffs allege that CEG should have been sold for at least USD 700 million. The trial commenced in October 2014.

30 Subsidiary guarantee information
Certain wholly-owned finance subsidiaries of the Group, including Credit Suisse Group (Guernsey) I Limited and Credit Suisse Group (Guernsey) III Limited, each of which is a Guernsey incorporated non-cellular company limited by shares, may issue contingent convertible securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law, applicable to some of the Group’s subsidiaries that limit their ability to pay dividends or distributions and make loans and advances to the Group.
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.
In 4Q13, as part of an announced program to evolve the Group’s legal entity structure to meet developing and future regulatory requirements and Fed regulation on establishing Intermediate Holding Companies in the US for non-US banks, several existing legal entities were re-parented as subsidiaries of Credit Suisse (USA), Inc. In the tables below, prior periods have been restated to conform to the current presentation to reflect the impact of these transactions.

Condensed consolidating statements of operations
in 3Q14	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,613	2,781		4,394	74		52		4,520
Interest expense	(990)	(1,352)		(2,342)	(90)		56		(2,376)
Net interest income	623	1,429		2,052	(16)		108		2,144
Commissions and fees	1,024	2,180		3,204	2		48		3,254
Trading revenues	(234)	1,057		823	67		14		904
Other revenues	195	93		288	957	[2]	(969)		276
Net revenues	1,608	4,759		6,367	1,010		(799)		6,578
Provision for credit losses	0	43		43	0		16		59
Compensation and benefits	856	1,918		2,774	12		(39)		2,747
General and administrative expenses	688	1,370		2,058	(28)		11		2,041
Commission expenses	56	332		388	0		5		393
Total other operating expenses	744	1,702		2,446	(28)		16		2,434
Total operating expenses	1,600	3,620		5,220	(16)		(23)		5,181
Income/(loss) from continuing operations before taxes	8	1,096		1,104	1,026		(792)		1,338
Income tax expense/(benefit)	(4)	336		332	1		33		366
Income/(loss) from continuing operations	12	760		772	1,025		(825)		972
Income from discontinued operations, net of tax	0	106		106	0		0		106
Net income/(loss)	12	866		878	1,025		(825)		1,078
Net income/(loss) attributable to noncontrolling interests	36	124		160	0		(107)		53
Net income/(loss) attributable to shareholders	(24)	742		718	1,025		(718)		1,025
of which from continuing operations	(24)	636		612	1,025		(718)		919
of which from discontinued operations	0	106		106	0		0		106
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income
in 3Q14	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	12	866		878	1,025	(825)		1,078
Gains/(losses) on cash flow hedges	0	(14)		(14)	1	(2)		(15)
Foreign currency translation	1,593	128		1,721	(1)	6		1,726
Unrealized gains/(losses) on securities	0	6		6	0	(15)		(9)
Actuarial gains/(losses)	15	7		22	0	26		48
Net prior service credit/(cost)	18	0		18	0	(18)		0
Other comprehensive income/(loss), net of tax	1,626	127		1,753	0	(3)		1,750
Comprehensive income/(loss)	1,638	993		2,631	1,025	(828)		2,828
Comprehensive income/(loss) attributable to noncontrolling interests	129	106		235	0	(104)		131
Comprehensive income/(loss) attributable to shareholders	1,509	887		2,396	1,025	(724)		2,697
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 3Q13	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,578	2,729		4,307	15		119		4,441
Interest expense	(911)	(1,593)		(2,504)	(14)		(1)		(2,519)
Net interest income	667	1,136		1,803	1		118		1,922
Commissions and fees	809	2,156		2,965	(1)		51		3,015
Trading revenues	(215)	499		284	0		(12)		272
Other revenues	389	78		467	439	[2]	(439)		467
Net revenues	1,650	3,869		5,519	439		(282)		5,676
Provision for credit losses	0	21		21	0		20		41
Compensation and benefits	752	1,806		2,558	15		(41)		2,532
General and administrative expenses	550	1,233		1,783	(30)		18		1,771
Commission expenses	57	362		419	0		3		422
Total other operating expenses	607	1,595		2,202	(30)		21		2,193
Total operating expenses	1,359	3,401		4,760	(15)		(20)		4,725
Income/(loss) from continuing operations before taxes	291	447		738	454		(282)		910
Income tax expense	15	322		337	0		31		368
Income/(loss) from continuing operations	276	125		401	454		(313)		542
Income from discontinued operations, net of tax	63	87		150	0		0		150
Net income/(loss)	339	212		551	454		(313)		692
Net income/(loss) attributable to noncontrolling interests	228	79		307	0		(69)		238
Net income/(loss) attributable to shareholders	111	133		244	454		(244)		454
of which from continuing operations	48	46		94	454		(244)		304
of which from discontinued operations	63	87		150	0		0		150
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income (continued)
in 3Q13	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	339	212		551	454	(313)		692
Gains/(losses) on cash flow hedges	0	14		14	6	0		20
Foreign currency translation	(1,023)	(181)		(1,204)	0	0		(1,204)
Unrealized gains/(losses) on securities	1	(2)		(1)	0	1		0
Actuarial gains/(losses)	4	3		7	0	50		57
Net prior service credit/(cost)	0	0		0	0	(22)		(22)
Other comprehensive income/(loss), net of tax	(1,018)	(166)		(1,184)	6	29		(1,149)
Comprehensive income/(loss)	(679)	46		(633)	460	(284)		(457)
Comprehensive income/(loss) attributable to noncontrolling interests	63	(95)		(32)	0	99		67
Comprehensive income/(loss) attributable to shareholders	(742)	141		(601)	460	(383)		(524)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 9M14	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	4,560	9,714		14,274	152		229		14,655
Interest expense	(2,763)	(4,880)		(7,643)	(199)		95		(7,747)
Net interest income	1,797	4,834		6,631	(47)		324		6,908
Commissions and fees	3,139	6,588		9,727	4		107		9,838
Trading revenues	495	1,079		1,574	103		62		1,739
Other revenues	1,151	315		1,466	1,091	[2]	(1,172)		1,385
Net revenues	6,582	12,816		19,398	1,151		(679)		19,870
Provision for credit losses	0	66		66	0		45		111
Compensation and benefits	2,705	6,066		8,771	46		(104)		8,713
General and administrative expenses	1,659	5,561		7,220	(80)		32		7,172
Commission expenses	173	955		1,128	0		11		1,139
Total other operating expenses	1,832	6,516		8,348	(80)		43		8,311
Total operating expenses	4,537	12,582		17,119	(34)		(61)		17,024
Income/(loss) from continuing operations before taxes	2,045	168		2,213	1,185		(663)		2,735
Income tax expense	684	450		1,134	1		81		1,216
Income/(loss) from continuing operations	1,361	(282)		1,079	1,184		(744)		1,519
Income from discontinued operations, net of tax	0	112		112	0		0		112
Net income/(loss)	1,361	(170)		1,191	1,184		(744)		1,631
Net income/(loss) attributable to noncontrolling interests	409	(65)		344	0		103		447
Net income/(loss) attributable to shareholders	952	(105)		847	1,184		(847)		1,184
of which from continuing operations	952	(217)		735	1,184		(847)		1,072
of which from discontinued operations	0	112		112	0		0		112
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income (continued)
in 9M14	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	1,361	(170)		1,191	1,184	(744)		1,631
Gains/(losses) on cash flow hedges	0	1		1	14	(1)		14
Foreign currency translation	1,512	(2)		1,510	0	8		1,518
Unrealized gains/(losses) on securities	0	21		21	0	(10)		11
Actuarial gains/(losses)	23	18		41	0	84		125
Net prior service credit/(cost)	18	(1)		17	0	(59)		(42)
Other comprehensive income/(loss), net of tax	1,553	37		1,590	14	22		1,626
Comprehensive income/(loss)	2,914	(133)		2,781	1,198	(722)		3,257
Comprehensive income/(loss) attributable to noncontrolling interests	481	(86)		395	0	108		503
Comprehensive income/(loss) attributable to shareholders	2,433	(47)		2,386	1,198	(830)		2,754
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 9M13	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	5,050	10,028		15,078	42		363		15,483
Interest expense	(2,972)	(6,027)		(8,999)	(37)		(79)		(9,115)
Net interest income	2,078	4,001		6,079	5		284		6,368
Commissions and fees	2,769	6,883		9,652	2		147		9,801
Trading revenues	(656)	3,104		2,448	0		(4)		2,444
Other revenues	897	230		1,127	2,753	[2]	(2,776)		1,104
Net revenues	5,088	14,218		19,306	2,760		(2,349)		19,717
Provision for credit losses	2	56		58	0		56		114
Compensation and benefits	2,526	5,875		8,401	47		1		8,449
General and administrative expenses	1,588	3,839		5,427	(104)		53		5,376
Commission expenses	176	1,164		1,340	0		9		1,349
Total other operating expenses	1,764	5,003		6,767	(104)		62		6,725
Total operating expenses	4,290	10,878		15,168	(57)		63		15,174
Income/(loss) from continuing operations before taxes	796	3,284		4,080	2,817		(2,468)		4,429
Income tax expense	95	1,167		1,262	15		62		1,339
Income/(loss) from continuing operations	701	2,117		2,818	2,802		(2,530)		3,090
Income from discontinued operations, net of tax	69	78		147	0		0		147
Net income/(loss)	770	2,195		2,965	2,802		(2,530)		3,237
Net income/(loss) attributable to noncontrolling interests	395	447		842	0		(407)		435
Net income/(loss) attributable to shareholders	375	1,748		2,123	2,802		(2,123)		2,802
of which from continuing operations	306	1,670		1,976	2,802		(2,123)		2,655
of which from discontinued operations	69	78		147	0		0		147
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income (continued)
in 9M13	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	770	2,195		2,965	2,802	(2,530)		3,237
Gains/(losses) on cash flow hedges	0	(3)		(3)	10	0		7
Foreign currency translation	(278)	(158)		(436)	0	(7)		(443)
Unrealized gains/(losses) on securities	2	(13)		(11)	0	(10)		(21)
Actuarial gains/(losses)	24	11		35	0	173		208
Net prior service credit/(cost)	0	0		0	0	(80)		(80)
Other comprehensive income/(loss), net of tax	(252)	(163)		(415)	10	76		(329)
Comprehensive income/(loss)	518	2,032		2,550	2,812	(2,454)		2,908
Comprehensive income/(loss) attributable to noncontrolling interests	348	385		733	0	(351)		382
Comprehensive income/(loss) attributable to shareholders	170	1,647		1,817	2,812	(2,103)		2,526
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 3Q14	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	4,835	71,945		76,780	1,076	263		78,119
Interest-bearing deposits with banks	7,526	(3,976)		3,550	0	(2,339)		1,211
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	160,469	26,789		187,258	0	3		187,261
Securities received as collateral	22,005	241		22,246	0	0		22,246
Trading assets	75,758	170,264		246,022	0	(193)		245,829
Investment securities	3	2,001		2,004	3,905	(3,425)		2,484
Other investments	3,284	4,843		8,127	46,134	(45,986)		8,275
Net loans	12,164	236,600		248,764	742	15,737		265,243
Premises and equipment	871	3,807		4,678	0	197		4,875
Goodwill	707	6,849		7,556	0	879		8,435
Other intangible assets	107	144		251	0	0		251
Brokerage receivables	36,137	25,381		61,518	0	1		61,519
Other assets	22,372	44,510		66,882	350	1,382		68,614
Total assets	346,238	589,398		935,636	52,207	(33,481)		954,362
Liabilities and equity (CHF million)
Due to banks	112	30,876		30,988	2,882	(3,322)		30,548
Customer deposits	1	351,862		351,863	0	11,357		363,220
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	118,049	(28,144)		89,905	0	0		89,905
Obligation to return securities received as collateral	22,005	241		22,246	0	0		22,246
Trading liabilities	15,188	62,851		78,039	0	(137)		77,902
Short-term borrowings	46,266	(13,956)		32,310	0	0		32,310
Long-term debt	48,034	110,161		158,195	5,235	246		163,676
Brokerage payables	61,467	15,241		76,708	0	0		76,708
Other liabilities	13,052	39,317		52,369	226	301		52,896
Total liabilities	324,174	568,449		892,623	8,343	8,445		909,411
Total shareholders' equity	20,882	21,117		41,999	43,864	(41,999)		43,864
Noncontrolling interests	1,182	(168)		1,014	0	73		1,087
Total equity	22,064	20,949		43,013	43,864	(41,926)		44,951

Total liabilities and equity	346,238	589,398		935,636	52,207	(33,481)		954,362
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 4Q13	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	4,787	63,290		68,077	795	(180)		68,692
Interest-bearing deposits with banks	81	3,304		3,385	0	(1,870)		1,515
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	127,153	32,860		160,013	0	9		160,022
Securities received as collateral	23,479	(679)		22,800	0	0		22,800
Trading assets	73,580	156,156		229,736	0	(323)		229,413
Investment securities	2	1,625		1,627	1,481	(121)		2,987
Other investments	5,116	5,091		10,207	42,570	(42,448)		10,329
Net loans	19,955	211,202		231,157	3,185	12,712		247,054
Premises and equipment	891	4,004		4,895	0	196		5,091
Goodwill	658	6,463		7,121	0	878		7,999
Other intangible assets	78	132		210	0	0		210
Brokerage receivables	25,667	26,377		52,044	0	1		52,045
Other assets	18,104	43,452		61,556	243	1,266		63,065
Assets of discontinued operations held-for-sale	11	1,573		1,584	0	0		1,584
Total assets	299,562	554,850		854,412	48,274	(29,880)		872,806
Liabilities and equity (CHF million)
Due to banks	251	22,896		23,147	3,242	(3,281)		23,108
Customer deposits	1	321,850		321,851	0	11,238		333,089
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	98,600	(4,568)		94,032	0	0		94,032
Obligation to return securities received as collateral	23,479	(679)		22,800	0	0		22,800
Trading liabilities	14,304	62,508		76,812	0	(177)		76,635
Short-term borrowings	42,842	(22,649)		20,193	0	0		20,193
Long-term debt	31,300	95,341		126,641	2,784	617		130,042
Brokerage payables	55,749	17,405		73,154	0	0		73,154
Other liabilities	11,284	39,795		51,079	84	284		51,447
Liabilities of discontinued operations held-for-sale	19	1,121		1,140	0	0		1,140
Total liabilities	277,829	533,020		810,849	6,110	8,681		825,640
Total shareholders' equity	18,583	21,409		39,992	42,164	(39,992)		42,164
Noncontrolling interests	3,150	421		3,571	0	1,431		5,002
Total equity	21,733	21,830		43,563	42,164	(38,561)		47,166

Total liabilities and equity	299,562	554,850		854,412	48,274	(29,880)		872,806
1 Includes eliminations and consolidation adjustments.

List of abbreviations

A
ABS	Asset-backed securities
ADS	American Depositary Share
AMA	Advanced measurement approach
AOCI	Accumulated other comprehensive income/(loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
bp	Basis point
C
CDO	Collateralized debt obligation
CDS	Credit default swaps
CET1	Common equity tier 1
CFE	Collateralized financing entity
CFIG	Customized Fund Investment Group
CFTC	Commodity Futures Trading Commission
CMBS	Commercial mortgage-backed securities
CP	Commercial paper
CPR	Constant prepayment rate
CSI	Credit Suisse International
CSS LLC	Credit Suisse Securities (USA) LLC
CSSEL	Credit Suisse Securities (Europe) Limited
CVA	Credit valuation adjustment
D
DVA	Debit valuation adjustment
E
EBITDA	Earnings before interest, taxes, depreciation and amortization
ECB	European Central Bank
EMEA	Europe, Middle East and Africa
ETF	Exchange-traded funds
EU	European Union
F
FASB	Financial Accounting Standards Board
FDIC	Federal Deposit Insurance Corporation
Fed	US Federal Reserve
FINMA	Swiss Financial Market Supervisory Authority FINMA
FSB	Financial Stability Board
G
G-7	Group of seven leading industry nations
GSE	Government-sponsored enterprise
G-SIB	Global Systemically Important Bank
I
IPO	Initial public offering
IRC	Incremental risk charge
ISDA	International Swaps and Derivatives Association
ISU	Incentive Share Unit

K
KPI	Key performance indicator
L
LCR	Liquidity coverage ratio
M
MACCS	Mandatory and contingent convertible securities
M&A	Mergers and acquisitions
N
NAV	Net asset value
NJAG	New Jersey Attorney General
NRV	Negative replacement value
NSFR	Net stable funding ratio
O
OTC	Over-the-counter
P
PAF2	2011 Partner Asset Facility
PFS	Prime Fund Services
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QoQ	Quarter on quarter
R
RMBS	Residential mortgage-backed securities
RWA	Risk-weighted assets
S
SDNY	US District Court for the Southern District of New York
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SISU	Scaled Incentive Share Unit
SNB	Swiss National Bank
SPE	Special purpose entity
SPIA	Single premium immediate annuity
T
TRS	Total return swap
U
UK	United Kingdom
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VARMC	Valuation and Risk Management Committee
VIE	Variable interest entity
VIX	Chicago Board Options Exchange Market Volatility Index
Y
YoY	Year on year
Ytd	Year to date

Investor information

Share data
	in / end of
	9M14	2013		2012		2011
Share price (common shares, CHF)
Average	26.93	26.74		21.23		31.43
Minimum	24.17	22.90		16.01		19.65
Maximum	30.08	30.29		27.20		44.99
End of period	26.47	27.27		22.26		22.07
Share price (American Depositary Shares, USD)
Average	29.93	28.85		22.70		35.36
Minimum	26.44	24.56		16.20		21.20
Maximum	33.19	33.84		29.69		47.63
End of period	27.64	30.84		24.56		23.48
Market capitalization
Market capitalization (CHF million)	42,542	43,526		29,402		27,021
Market capitalization (USD million)	44,422	49,224		32,440		28,747
Dividend per share (CHF)
Dividend per share	–	0.70	[1]	0.75	[1,2]	0.75	[1,3]
1 Paid out of reserves from capital contributions.
2 The distribution was payable in cash of CHF 0.10 per share and in the form of new shares with an approximate value of CHF 0.65 per share.
3 The distribution was payable in cash or, subject to any legal restrictions applicable in shareholders’ home jurisdictions, in new shares of Credit Suisse Group at the option of the shareholder.

Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
Bloomberg	CSGN VX	CS US
Reuters	CSGN.VX	CS.N
Telekurs	CSGN,380	CS,065
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.

Bond ratings
as of October 30, 2014	Moody's	Standard & Poor's	Fitch Ratings
Credit Suisse Group ratings
Short-term	–	–	F1
Long-term	A2	A-	A
Outlook	Negative	Negative	Stable
Credit Suisse (the Bank) ratings
Short-term	P-1	A-1	F1
Long-term	A1	A	A
Outlook	Negative	Negative	Stable

Financial calendar and contacts

Financial calendar
Fourth quarter / Full year 2014 results	Thursday, February 12, 2015
First quarter results 2015	Tuesday, April 21, 2015
Annual General Meeting	Friday, April 24, 2015
Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	www.credit-suisse.com/investors
Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	www.credit-suisse.com/news
Additional information
Results and financial information	www.credit-suisse.com/results
Printed copies	Credit Suisse AG
Dept. HKG 1
P.O. Box
8070 Zurich
Switzerland

US share register and transfer agent
ADS depositary bank	Deutsche Bank Trust Company Americas
Address	American Stock Transfer & Trust Co.
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
United States
US and Canada phone	+1 800 937 5449
Phone from outside US and Canada	+1 718 921 8124
E-mail	DB@amstock.com

Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich
Switzerland
Phone	+41 44 332 26 60
E-Mail	robert.rohner@credit-suisse.com

Foreign currency translation rates
	End of				Average in			Average in
	3Q14	2Q14	4Q13	3Q13	3Q14	2Q14	3Q13	9M14	9M13
1 USD / 1 CHF	0.96	0.89	0.89	0.90	0.92	0.89	0.93	0.90	0.93
1 EUR / 1 CHF	1.21	1.21	1.23	1.22	1.21	1.22	1.23	1.22	1.23
1 GBP / 1 CHF	1.55	1.52	1.47	1.46	1.53	1.49	1.43	1.50	1.44
100 JPY / 1 CHF	0.87	0.88	0.85	0.92	0.88	0.87	0.94	0.87	0.97

Cautionary statement regarding forward-looking information

This report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations and interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2014 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors“ in I – Information on the company in our Annual Report 2013.

Our 2013 annual publication suite consisting of Annual Report and Corporate Responsibility Report, which also contains the Company Profile, is available on our website www.credit-suisse.com/investors.

Photography: Alberto Venzago

Production: Management Digital Data AG

Printer: Neidhart + Schön AG

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16

www.credit-suisse.com

5520144 English